0 82-03339




10015193

7-31-09
AR/S

VALGOLD RESOURCES LTD.
(an exploration stage company)
CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2009 and 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

AUDITORS' REPORT

To the Shareholders of ValGold Resources Ltd.

We have audited the consolidated balance sheets of ValGold Resources Ltd. as at July 31, 2009 and 2008 and the consolidated statements of operations and deficit, comprehensive loss, shareholders' equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

"PricewaterhouseCoopers LLP"

Chartered Accountants
Vancouver, British Columbia
December 15, 2009

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Balance Sheets
As at July 31, 2009 and 2008

	2009	2008 (restated) (Note 2 (a))
Assets		
Current assets		
Cash and cash equivalents	$ 10,892	$ 236,485
Accounts receivable and prepaids	18,208	125,535
Investments (Note 6)	88,690	--
	117,790	362,020
Investments (Note 6)	--	213,110
Buildings and equipment (Note 7)	52,862	104,374
Mineral property interests (Notes 5 and 15)	1,757,882	1,705,650
	$ 1,928,534	$ 2,385,154
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 965,201	$ 1,199,606
Due to related parties (Note 9)	574,756	351,308
	1,539,957	1,550,914
Shareholders' equity		
Share capital (Note 8)	51,610,414	51,286,918
Warrants	386,642	2,101,899
Contributed surplus (Note 8 (d))	3,295,707	1,563,547
Accumulated other comprehensive loss	--	(136,886)
Deficit	(54,904,186)	(53,981,238)
	388,577	834,240
	$ 1,928,534	$ 2,385,154

Going concern uncertainty (Note 1) and measurement uncertainty (Note 5 (f))
Contingency (Note 9 (a))
Subsequent events (Notes 5 (a), (b) and (c), and 8 (c) and (e))

See accompanying notes to consolidated financial statements.

Approved by the Directors

"Kenneth Yurichuk"

Kenneth Yurichuk
Director

"Stephen J. Wilkinson"

Stephen J. Wilkinson
Director

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Statements of Operations and Deficit
Years ended July 31, 2009 and 2008

	2009	2008 (restated) (Note 2 (a))
Expenses		
Amortization	$ 12,520	$ 4,179
Exploration expenses (Note 15)	437,293	4,554,472
Foreign exchange loss (gain)	46,572	(24,032)
Interest expense	40,342	--
Legal, accounting and audit	83,655	183,869
Management fees (Note 9 (c, d))	49,874	93,646
Office and administration (Note 9 (a))	220,722	370,102
Salaries and benefits	409,981	486,000
Shareholder communications	63,176	268,961
Stock-based compensation (Note 8 (d))	13,970	221,082
Travel and conferences	19,010	102,475
	1,397,115	6,260,754
Property investigation (recoveries)	--	(8,414)
Write-down of mineral property interests (Notes 5 and 15)	--	8,343,884
Gain on debt settlement (Note 1)	(696,498)	--
Loss/(gain) on sale of investments	116,971	(132,680)
Impairment write-down on investments	105,985	--
Interest and other income	(625)	(67,707)
Loss for the year	(922,948)	(14,395,837)
Deficit, beginning of year	(53,981,238)	(39,585,401)
Deficit, end of year	$ (54,904,186)	$ (53,981,238)
Loss per share – basic and diluted	$ (0.01)	$ (0.19)
Weighted average number of common shares outstanding – basic and diluted	93,727,243	76,657,349

Consolidated Statements of Comprehensive Loss

	2009	2008 (restated) (Note 2 (a))
Loss for the year before comprehensive loss	$ (922,948)	$ (14,395,837)
Unrealized loss on available-for-sale investments	--	(407,159)
Realized loss on disposition of investments	30,901	--
Impairment of investments	105,985	--
Comprehensive loss	$ (786,062)	$ (14,802,996)

See accompanying notes to consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Statements of Shareholders' Equity
Years ended July 31, 2009 and 2008

	Common Shares Without Par Value		Warrants	Contributed Surplus	Deficit (restated) (Note 2 (a))	Accumulated Other Comprehensive Income	Total Shareholders' Equity (restated) (Note 2 (a))
	Shares	Amount					
Balance, July 31, 2007 (restated) (Note 2 (a))	59,496,280	$ 42,816,992	$ 1,872,913	$ 1,264,150	$ (39,585,401)	$ --	$ 6,368,654
Shares issued for mineral property interests and other							
Hunter Mine	55,000	23,100	--	--	--	--	23,100
Venezuela properties option payment	15,014,443	5,330,127	--	--	--	--	5,330,127
Guyana properties option payments	200,000	58,000	--	--	--	--	58,000
Finders' fees related to Venezuela option payment	890,073	315,976	--	--	--	--	315,976
Shares issued for cash							
Stock options exercised	450,000	264,330	--	(151,827)	--	--	112,503
Warrants exercised	550,000	250,656	(30,656)	--	--	--	220,000
Warrants expired, unexercised			(120,000)	120,000			--
Agents' warrants exercised	54,040	19,160	(7,001)	--	--	--	12,159
Private placements, less share issue costs	12,915,000	2,208,577	386,643	--	--	--	2,595,220
Stock-based compensation	--	--	--	331,224	--	--	331,224
Transition adjustment to opening balance	--	--	--	--	--	270,273	270,273
Net change in unrealized gain / loss on investments for the year	--	--	--	--	--	(407,159)	(407,159)
Loss for the year	--	--	--	--	(14,395,837)	--	(14,395,837)
Balance, July 31, 2008 (restated) (Note 2 (a))	89,624,836	51,286,918	2,101,899	1,563,547	(53,981,238)	(136,886)	834,240
Shares issued for mineral property interests and other							
Tower Mountain annual pre-production royalty paid in shares	250,000	25,000	--	--	--	--	25,000
Shares issued to settle debt	19,899,700	298,496	--	--	--	--	298,496
Stock-based compensation	--	--	--	16,903	--	--	16,903
Loss realized on available-for-sale investments	--	--	--	--	--	136,886	136,886
Warrants expired, unexercised	--	--	(1,715,257)	1,715,257	--	--	--
Loss for the year	--	--	--	--	(922,948)	--	(922,948)
Balance, July 31, 2009	109,774,536	$ 51,610,414	$ 386,642	$ 3,295,707	$ (54,904,186)	$ --	$ 388,577

See accompanying notes to consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Statements of Cash Flows
Years ended July 31, 2009 and 2008

	2009	2008
		(restated) (Note 2 (a))
Cash flows provided by (used in) operating activities		
Loss for the year	$ (922,948)	$ (14,395,837)
Items not involving cash		
Amortization and amortization in site activities	51,512	166,267
Stock-based compensation	16,903	331,224
Loss (gain) on available-for-sale investments	116,971	(132,680)
Impairment write-down on investments	105,985	--
Gain on debt settlement	(696,498)	--
Securities received	--	(41,000)
Write-down of mineral property interests	--	8,343,884
Changes in non-cash operating working capital		
Accounts receivable and prepaids	107,327	121,177
Due to/from related parties	--	440,807
Accounts payable and accrued liabilities	760,590	619,669
	(460,158)	(4,546,489)
Cash flows provided by (used in) investing activities		
Mineral property interests		
Acquisition costs	(27,232)	(1,621,819)
Proceeds on sale of marketable securities	38,349	175,838
Proceeds on sale of equipment	--	21,392
Acquisition of equipment	--	(60,575)
Proceeds from short-term investments	--	2,074,969
	11,117	589,805
Cash flows from financing activities		
Common shares and warrants, less share issue costs	--	2,939,882
Related party advances	223,448	--
	223,448	2,939,882
Increase in cash and cash equivalents during the year	(225,593)	(1,016,802)
Cash and cash equivalents, beginning of year	236,485	1,253,287
Cash and cash equivalents, end of year	$ 10,892	$ 236,485

Supplementary cash flow information (Note 13)

See accompanying notes to consolidated financial statements.

1. Nature of operations and going concern uncertainty

ValGold Resources Ltd. ("the Company") is incorporated under the British Columbia Business Corporations Act. The Company is presently engaged in the business of exploration and development of mineral properties in Canada and Venezuela, and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

The accompanying consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern. Several adverse conditions as set out below cast significant doubt on the validity of the Company as a going concern operating in the normal course of business. At July 31, 2009, the Company has no source of operating cash flow and an accumulated deficit of $54,904,186 (2008 (restated) - $53,981,238). At July 31, 2009, the Company has a working capital deficiency of $1,422,168. Operations for the year ended July 31, 2009, were funded primarily from the sale of shares of marketable securities and the use of cash on hand and advances from related parties. During the year ended July 31, 2009, the Company issued 19,899,700 common shares to creditors for settlement of liabilities at a deemed price of $0.05 per common share for liabilities totalling $994,994. Of this amount, $696,498 was recorded as a gain on debt settlement, and the balance of $298,496 as share capital.

The Company's ability to continue as a going concern is contingent on its ability to obtain additional financing. The Company has entered into an option agreement on its Tower Mountain property (Note 5 (b)), but as yet, the optionor has been unable to fund its planned exploration program. Subsequent to July 31, 2009, the Company signed a final option agreement on its Garrison property (Note 5 (a)), and received the first payment under the option agreement comprised of $25,000 in cash and 2,178,500 common shares of Northern Gold Mining Inc. ("Northern Gold"), which become free-trading in February 2010.

The current financial equity market conditions, and the challenging funding environment make it difficult to raise funds by private placements of shares. There is no assurance that the Company will be successful with any financing ventures. It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration of its mineral property interests. While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of mineral property interests and other assets, and settlement of debts by share issuances, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.

The consolidated financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

The amounts shown as mineral property interests represent acquisition costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. Recoverability of the amounts shown for mineral property interests is dependent upon the discovery of economically recoverable mineral reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain financing necessary to complete the exploration and development of its mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Consolidated Financial Statements
Years ended July 31, 2009 and 2008

2. Changes in accounting policy and adoption of recent accounting pronouncements

(a) Exploration expenditures

During the year ended July 31, 2009, the Company retrospectively changed its accounting policy for exploration expenditures to align itself with policies adopted by other exploration stage mining companies. In previous years, the Company had capitalized all such costs to mineral property interests held directly or through an investment, and only wrote down capitalized costs when the property was abandoned or determined to be impaired.

On March 27, 2009 the Emerging Issues Committee ("EIC") of the CICA issued EIC-174, "Mining Exploration Costs", which provides guidance on capitalization of exploration costs related to mining properties, in particular, and on impairment of long-lived assets in general.

The Company has retrospectively changed its accounting policy to expense exploration costs until the mineral property interest is deemed to reach the development stage, at which time it will commence capitalizing development costs. Significant costs related to mineral property acquisitions, including allocations for undeveloped mineral property interests, are capitalized until the viability of the mineral property interest is determined. After an economic analysis has been completed, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized. The impact of this change on the previously reported July 31, 2008, consolidated financial statements is as follows:

	As Previously Reported	Restatement	As Restated
Mineral properties interests at July 31, 2008	$ 11,181,332	$ (9,475,682)	$ 1,705,650
Deficit at July 31, 2008	44,505,556	9,475,682	53,981,238
Cumulative changes in deficits prior to July 31, 2008	28,928,037	10,657,364	39,585,401
Changes to the statement of operations in the year ended July 31, 2008			
Exploration expenses	--	4,554,472	4,554,472
Future income tax recovery reversed	(56,811)	56,811	--
Write-down of mineral property interests	14,136,849	(5,792,965)	8,343,884
Loss for the year ended July 31, 2008	15,577,519	(1,181,682)	14,395,837
Loss per share for the year ended July 31, 2008	$0.20	(0.01)	$0.19
Cumulative changes in deficit and mineral property interests		9,475,682	
Change in cumulative deficit, restated, 2008	$ 39,585,401	$ 14,395,837	$ 53,981,238

See Note 1 for a discussion on operations and the Company's ability to continue as a going concern.

2. Changes in accounting policy and adoption of recent accounting pronouncements (continued)

(b) Financial instruments

In June 2009, Handbook Section 3862 was further amended to include additional disclosures about fair value measurements of financial instruments and to enhance liquidity risk disclosure. The additional fair value measurement disclosure include classification of financial instrument fair values in a fair value hierarchy comprising three levels reflecting the significance of the inputs used in making the measurements, described as follows:

Level 1: Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2: Valuations based on directly or indirectly observable inputs in active markets for similar assets or liabilities, other than Level 1 prices, such as quoted interest or currency exchange rates; and
Level 3: Valuations based on significant inputs that are not derived from observable market data, such as discounted cash flow methodologies based on internal cash flow forecasts.

These amendments are required to be adopted for fiscal years ending after September 30, 2009, but early adoption is permitted. The Company has adopted these amendments for the fiscal year ended July 31, 2009.

See Note 11 for information disclosed in respect of the Company's financial instruments.

3. Significant accounting policies

(a) Basis of presentation

These consolidated financial statements are prepared using accounting principles generally accepted in Canada ("Canadian GAAP") and include the accounts of ValGold Resources Ltd. and its wholly-owned subsidiaries, Grupo ValGold de Venezuela, C.A., and Global Horizon Inc., Honnold Corp. and its direct and indirect subsidiaries. All inter-company transactions are eliminated on consolidation.
All amounts are reported and measured in Canadian dollars.

(b) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenditures during the reporting period. Significant areas requiring the use of management estimates may include the determination of impairment of equipment and mineral property interests, investments, reclamation obligations, rates of amortization, valuation of stock-based compensation, securities issued for non-cash consideration, allocating proceeds from issuance of units to the component securities and future income taxes. The use of such judgment includes, but is not limited to future mineral prices and project capital, and operating and reclamation costs. Actual results could differ from those estimated.

3. Significant accounting policies (continued)

(c) Cash and cash equivalents

Cash and cash equivalents include cash and short-term money market investments that are readily convertible to cash with original maturities of 90 days or less from the original date of acquisition. Interest from cash and cash equivalents is recorded on an accrual basis. The Company has designated cash and cash equivalents as held-for-trading. All gains and losses are included in the consolidated statement of operations in the period in which they arise.

(d) Mineral property interests

During the year ended July 31, 2009, the Company changed its accounting policy relating to mineral property exploration expenditures and it now expenses exploration expenditures when incurred (See Note 2 (a)).

Mineral property acquisition costs are recorded at cost. When shares are issued as part of mineral property costs, they are valued at the closing share price on the date of issuance. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded in the accounts upon payment. Mineral property exploration costs are expensed until the property reaches the development stage. Once the property reaches the development stage, accumulated costs will be capitalized and amortized over the estimated useful life of the property following commencement of commercial production or will be written off if the property is sold, allowed to lapse, abandoned or determined to be impaired. Option payments received are treated as a reduction of the carrying value of the related mineral property interest until the Company's option and/or royalty payments received are in excess of costs incurred and then are credited to operations.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee a clear title. Property title may be subject to unregistered prior agreements and regulatory requirements. The Company is not aware of any disputed claims of title.

Administrative costs and property investigation costs are expensed as incurred.

(e) Investments and comprehensive income

Investments other than derivatives are classified as available-for-sale, and are measured at fair value, where applicable, or at an estimate of fair value. Resulting unrealized gains net of applicable future income taxes, or losses, are reflected in other comprehensive income while realized gains, net of income taxes, or losses are included in the consolidated statement of operations. Unrealized gains and losses are recognized directly in other comprehensive income, except for other than temporary impairment losses, which are recognized in net earnings. Investments are reviewed on a regular basis to determine whether there has been a decline in value that is other than temporary. For the purpose of measuring any decline in value, the Company takes into account many facts related to each investment as well as all the factors that encompass, without being inclusive, a significant or prolonged decline in fair value, important financial distress of the issuer, a breach of contract, an increasing risk of issuer's bankruptcy, and disappearance of an active market for the financial asset concerned. If it is determined that the security is not impaired, an other-than-temporary impairment shall be considered to have occurred. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security will be written down to fair value as a new cost basis and the amount of the write-down shall be included in earnings, (that is, accounted for as a realized loss).

3. Significant accounting policies (continued)

(f) Buildings and equipment and amortization

Buildings and equipment are recorded at cost. Amortization is recorded using a straight-line method based on the estimated future lives of the assets at rates ranging from three to ten years.

(g) Impairment of long-lived assets

A long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value, which is normally the discounted value of future cash flows. Where estimates of future cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered by considering alternative methods of determining fair value.

(h) Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Potential future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(i) Asset retirement obligations

Asset retirement obligations are recognized when a legal obligation arises. This liability is recognized at the fair value of the asset retirement obligation. When the liability is initially recorded the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, the Company either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

It is reasonably possible that the Company's estimates of its ultimate reclamation and site restoration liability could change as a result of changes in regulations or cost estimates. The effect of changes in estimated costs is recognized on a prospective basis. Currently, the Company's projects are under option and at an exploration stage, and accordingly, no such obligations have arisen. The Company currently has no asset retirement obligations.

3. Significant accounting policies (continued)

(j) Translation of foreign currencies

Balances denominated in currencies other than the Canadian dollar and the financial statements of integrated foreign operations are translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at the rate of exchange in effect at the period end. Non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at the average exchange rates prevailing during the period, except for amortization, which is translated at the same exchange rates as the assets to which it relates. Exchange gains or losses are included in income or loss for the year.

(k) Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash or in a business combination are valued at the quoted price on the stock exchange on the date the shares are issued.

(l) Stock-based compensation and other equity instruments

The Company has a stock option plan which is described in Note 8. Stock-based compensation is recorded using a fair value based method on the date of grant, determined using the Black-Scholes ("B-S") option pricing model. The fair value of the options is recognized over the vesting period of the options granted as both stock compensation expense and contributed surplus. Proceeds arising from the exercise of stock options are credited to share capital. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options is accrued and is charged to operations, with the offset credit to contributed surplus, over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

(m) Loss per common share

Basic loss per common share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the year. The Company follows the treasury stock method in the calculation of diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average price during the year.

If the Company incurs a loss, outstanding options and warrants are anti-dilutive and therefore basic and diluted loss per common share are the same.

3. Significant accounting policies (continued)

(n) Flow-through shares

Under the Canadian Income Tax Act, an enterprise may issue securities referred to as flow-through shares. These instruments permit the enterprise to renounce, or transfer to the investor the tax deductions associated with an equal amount of qualifying resource expenditures. In accordance with CICA Handbook Section 3465 – Income Taxes, and Emerging Issues Committee Abstract 146 – Flow-through shares, the Company records a future income tax ("FIT") liability on the date that the Company files the renouncement documents with the tax authorities, provided that there is reasonable assurance that the expenditures will be made. At the time of recognition of the future income tax liability, an offsetting reduction to share capital is made. In instances where the Company has sufficient unrecognized FIT assets to offset the FIT liability, the Company records an FIT recovery in its Consolidated Statements of Operations and Deficit, relating to previously unrecognized future income tax assets.

(o) Financial instruments

Financial assets, financial liabilities and non-financial derivative contracts are initially recognized at fair value on the balance sheet when the Company becomes a party to their contractual provisions. Measurement in subsequent periods depends on the financial instrument's classification. The Company's cash and cash equivalents are classified as held-for-trading and thus are recorded at fair value on the balance sheet, with changes in the fair value of these instruments reflected in operations.

Receivables are recorded initially at fair value, net of transaction costs incurred, and subsequently at amortized cost using the effective interest rate method.

The Company's loans payable, such as the demand loans, and related accrued interest are all recorded at cost. The fair value of the promissory notes included in due to related parties is estimated to be $24,000 plus accrued interest of $1,913. All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability.

(p) Credit risk and the fair value of financial assets and financial liabilities

On January 20, 2009, the EIC of the Canadian Accounting Standards Board (AcSB) issued EIC Abstract 173, Credit Risk and Fair Value of Financial Assets and Financial Liabilities ("EIC 173"), which establishes that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC 173 should be applied retrospectively without restatement of prior years to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. The Company assessed the impact of EIC 173 on its consolidated financial statements and has determined there is no impact.

4. Accounting standards issued but not yet effective

(a) Goodwill and intangible assets

In February 2008, the CICA issued Handbook Section 3064, "Goodwill and Intangible Assets", replacing Handbook Section 3062, "Goodwill and Intangible Assets", and Section 3450, "Research and Development Costs". This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Handbook Section 3062. The new section is effective for the Company on August 1, 2009. The Company has no goodwill or intangible assets as of July 31, 2009.

4. Accounting standards issued but not yet effective (continued)

(b) Consolidated financial statements and non-controlling interests

In January 2009, the CICA issued Handbook Section 1601, "Consolidated Financial Statements", and Handbook Section 1602, "Non-Controlling Interests", which together replace Handbook Section 1600, "Consolidated Financial Statements". These two sections are equivalent to the corresponding provisions of International Accounting Standard 27, Consolidated and Separate Financial Statements (January 2008). Handbook Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statement. The new sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's identifiable net assets. The new sections also require non-controlling interests to be presented as a separate component of shareholders' equity.

Under Handbook Section 1602, non-controlling interest income is not deducted in arriving at consolidated net income or other comprehensive income. Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interest based on relative ownership interests. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582. The Company is currently assessing the future impact of these new sections on its consolidated financial statements.

(c) Business combinations

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations, and provides the equivalent to International Financial Reporting Standards ("IFRS") 3R, Business Combinations (January 2008). The new section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination. The new section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100% of the equity interest in the acquiree is owned at the acquisition date.

The measurement of equity consideration given in a business combination will no longer be based on the average of the fair value of the shares a few days before and after the day the terms and conditions have been agreed to and the acquisition announced, but rather at the acquisition date. Subsequent changes in the fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price. Restructuring and other direct costs of a business combination are no longer considered part of the acquisition accounting. Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities.

The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. This new section will only have an impact on our consolidated financial statements for future acquisitions that will be made in periods subsequent to the date of adoption.

5. Mineral property interests

Detailed exploration expenditures incurred in respect to the Company's mineral property interests owned, leased or held under option are disclosed in Note 15. Property payments made on the Company's mineral property interests during the year ended July 31, 2009, are included in the property descriptions below.

5. Mineral property interests (continued)

Year ended July 31, 2009	Opening Balance	Incurred	Write-downs	Closing Balance
Tower Mountain Property, Ontario (b)	$ 263,708	$ 50,503	$ --	$ 314,211
Venezuela Properties, Venezuela (c)	1,322,558	--	--	1,322,558
Garrison Property, Ontario (a)	119,384	1,729	--	121,113
Total Acquisition Costs	$ 1,705,650	$ 52,232	$ --	$ 1,757,882

Year ended July 31, 2008 (restated)				
Tower Mountain Property, Ontario (b)	$ 258,362	$ 5,346	$ --	$ 263,708
Hunter Mine, Ontario	--	3,350	(3,350)	--
Venezuela Properties, Venezuela (c)	2,168,503	7,089,403	(7,935,348)	1,322,558
Manitoba Properties, Manitoba	117,088	--	(117,088)	--
Garrison Property, Ontario (a)	117,655	1,729	--	119,384
Guyana Properties, Guyana	106,987	181,111	(288,098)	--
Total Acquisition Costs	$ 2,768,595	$ 7,280,939	$ (8,343,884)	$ 1,705,650

(a) Garrison Project, Ontario

In June 2005, the Company purchased 100% interest in 35 claims located in Garrison Township, Kirkland Lake District, Larder Lake Mining Division in northern Ontario for a one-time cash payment of $110,000.

Subsequent to July 31, 2009, the Company finalized an agreement with Northern Gold Mining Inc. ("Northern Gold"), whereby Northern Gold may acquire an initial 50% undivided interest in the property by making cash payments to the Company of $1,000,000 over four years, with all or part of the payments being made in Northern Gold common shares at Northern Gold's option, using a 20-day value weighted average price. The Company received $25,000 in cash and 2,187,500 common shares for the first annual payment of $200,000. To earn the 50% interest, Northern Gold must also complete exploration work on the property in the amount of $4,000,000 over four years, with $500,000 being spent on the property in the first year of the agreement and not less than $750,000 to be expended in each of the subsequent years. After earning the initial 50% interest, Northern Gold may increase its interest to 80% by making additional cash payments of $1,000,000 over four years, with all or part of the payments being made in Northern Gold common shares at Northern Gold's option, priced using a 20-day value weighted average price and completing additional exploration work on the property in the amount of $4,000,000 over the next four years.

(b) Tower Mountain Project, Ontario

In June 2002, the Company entered into an option agreement with two optionors to earn a 100% interest in the Tower Mountain Gold Property located in north western Ontario. The Company earned its interest by making cash payments of $220,000 and completing $1,000,000 in exploration expenditures on the property over a four-year period. Commencing in 2008, an annual pre-production royalty of $25,000 in cash or shares is payable, ending on commencement of production. On August 27, 2008, the Company issued 250,000 common shares at a market price of $0.10, as payment for the initial royalty payment. The Company also acquired a building on the property at a cost of $25,000. The property is subject to a 2.5% NSR on production which may be reduced to 1.5% by a payment to the optionors of $1,000,000 at any time up to the commencement of commercial production. The pre-production royalty due in July 2009 has not been paid, but will be paid when the Company is able. The Company has been in discussions with the holder of the advance royalty payment.

5. Mineral property interests (continued)

Subsequent to July 31, 2009, the Company revised an agreement entered into in early 2009 with HMZ Metals Inc. ("HMZ"), whereby HMZ was granted an option to acquire 50% of the Company's interest in the property. Pursuant to the amended agreement, HMZ must issue to the Company 2,000,000 HMZ post-consolidation common shares on or prior to August 31, 2013, and incur a minimum of $2,900,000 in expenditures on or in relation to the property. Share issuances are as follows: 400,000 shares upon receipt on regulatory approval, and 400,000 shares at each of the next four anniversaries of regulatory approval; and expenditures of not less than $350,000 to be spent on the property on or prior to February 28, 2010, and thereafter, no less than $100,000 on or before August 31, of the next four years to August 31, 2013. In addition, HMZ has agreed to pay the annual taxes on patented claims forming part of the property and make the annual $25,000 pre-production royalty payment due on the property for the duration of the agreement. HMZ may, at its discretion, accelerate its option and earn its interest in and to the property by completing its obligations at any time prior to the dates set out above. Upon completing its earn-in obligations HMZ would be vested with 50% of the Company's right, title and interest in the property, and the parties would enter into a 50:50 joint venture for the further exploration and development of the property. HMZ is under a cease trade order with the securities' regulators, and the agreement, as amended, may need to be terminated if HMZ is unable to meet its commitments with respect to the property.

(c) Venezuela Properties, Venezuela

In January 2006, the Company entered into a memorandum of understanding with a group of three private companies under which the Company could acquire all of the shares of Honnold Corp, a British Virgin Island company that indirectly held twenty-seven exploration licenses in Bolivar State, Venezuela (the "Venezuela Properties"). The acquisition was accomplished in two phases. Initially, the Company advanced US$500,000 cash and 5,000,000 common shares as consideration for acquiring the sole and exclusive right and option to purchase the shares of Honnold Corp. The initial shares were issued immediately following regulatory approval of the transaction. The option, as amended, was then exercisable at any time up to October 9, 2007. To complete the exercise of the option, the Company paid the optionors an additional US$1,500,000 in cash and issued 15,014,443 common shares, with a fair value of US$5,000,000. The number was calculated based on a per share amount equal to US$0.20 plus one-half of the difference between US$0.20 and the average closing price of the Company's common shares as traded on the TSX Venture Exchange over the 90-day period prior to the exercise date, but in any event was to be not less than US$0.20.

The optionors retain a collective 10% free carried interest in the properties until the completion of a bankable feasibility study on the properties or any portion thereof. If they elect to maintain this interest, they would be obligated to provide their share of funding as required or their 10% interest would be diluted. The optionors also retain a 2% NSR interest in the Venezuela Properties. An arm's length finder's fee was paid in two installments of common shares for a total of 1,265,073 common shares. During the year ended July 31, 2008, the Company decided not to pursue certain of the Venezuela properties and due to market conditions wrote off $7,935,348 of the acquisition costs. The remaining mineral property costs of $1,322,558 reflect the costs related to acquisition costs on the Increible concessions, a portion of the Venezuelan Properties.

5. Mineral property interests (continued)

(d) Measurement uncertainty

The operations in Venezuela are subject to the effects of changes in legal, tax and regulatory regimes, national and local political, labour and economic developments or unrest, currency and exchange controls and import/export restrictions, government bureaucracy and other political risks and uncertain legal enforcement. The Company has not experienced any property specific adverse impact to date on its operations in Venezuela or Canada, but general mining market conditions have deteriorated, particularly with respect to exploration in Venezuela, resulting in a decrease in the price of the Company's common shares and creating difficulty in raising sufficient equity capital to effectively explore or develop the Company's mineral property interests.

One or more of the issues described herein, or other factors beyond our control in future periods could adversely affect the Company's operations and investment in Venezuela and/or Canada in the future, and could result in further potential or total write-downs of the Company's recorded mineral property interests of $1,757,882 at July 31, 2009. Such write-down amounts could be material.

(e) Summary of property option payments due in fiscal 2010

In order to maintain existing mineral property option agreements, the Company will be required to make advance royalty and/or property tax payments on claims during the year totalling an estimated $200,000. There is one option payment of cash or payment in common shares for a total $25,000 that is required to be issued in the year ended July 31, 2010, in addition to the payment due in July 2009 which has not been paid on the Tower Mountain property.

6. Investments

	Number of Shares	Cost July 31, 2009	Fair Value July 31, 2009
Brigadier Gold Ltd.	507,000	$ 54,925	$ 10,140
Emgold Mining Corporation (Note 9 (e))	400,000	40,000	32,000
Sultan Minerals Inc. (Note 9 (e))	665,000	99,750	46,550
Total		$ 194,675	$ 88,690

	Number of Shares	Cost July 31, 2008	Fair Value July 31, 2008
Mediterranean Minerals Corp.	5,000	$ 2,000	$ 775
Brigadier Gold Ltd.	1,275,000	138,125	76,500
Impact Silver Corp.	25,000	41,000	18,000
Total Marketable Securities		$ 181,125	$ 95,275
Emgold Mining Corporation (Note 9 (e))	400,000	$ 40,000	$ 48,000
Sultan Minerals Inc. (Note 9 (e))	665,000	99,750	69,826
Brigadier Gold Ltd. – warrants	425,000	29,120	9
Total Investments		$ 168,870	$ 117,835
Total		$ 349,995	$ 213,110

6. Investments (continued)

During the year ending July 31, 2009, the Company sold 768,000 common shares of Brigadier Gold Ltd., 25,000 common shares of Impact Silver Corp., and 5,000 common shares of Mediterranean Minerals Corp. for net proceeds of $38,349.

Subsequent to July 31, 2009, the Company sold 507,000 common shares of Brigadier Gold Ltd., 665,000 common shares of Sultan Minerals Inc. and 400,000 common shares of Emgold Mining Corporation for net proceeds of $65,355.

7. Buildings and equipment

	Cost	Accumulated Amortization	2009 Net Book Value	Cost	Accumulated Amortization	2008 Net Book Value
Vehicles	$ 21,449	$ 21,449	$ --	$ 49,873	$ 24,260	$ 25,613
Office equipment	30,715	27,614	3,101	30,692	13,281	17,411
Buildings	61,339	18,704	42,635	61,339	12,571	48,768
Computer equipment	18,626	14,069	4,557	18,626	7,979	10,647
Field equipment	53,282	50,713	2,569	53,282	51,347	1,935
	$ 185,411	$ 132,549	$ 52,862	$ 213,812	$ 109,438	$ 104,374

8. Share capital

(a) Authorized

Unlimited number of common shares without par value

(b) Issued and fully paid

See consolidated statements of shareholders' equity.

(c) Private placements

2009

The Company did not complete any private placements.

8. Share capital (continued)

2008

(1) In November 2007, in two tranches, the Company completed a non-brokered private placement of 5,667,000 units at a price of $0.35 per unit, for gross proceeds of $1,983,450. Each unit was comprised of one common share and one-half of one non-transferable share purchase warrant. Each whole non-transferable share purchase warrant entitled the holder to purchase one additional common share for a period of 24 months following the issue date of the non-transferable share purchase warrant at an exercise price of $0.60 per share. The Company paid finders' fees of $66,885 in cash, and issued 273,000 non-transferable finder's options, equal to 10% of the total number of units sold in the offering to subscribers arranged by eligible finders. Each finder's option is exercisable to acquire a unit of the Company at a price of $0.35 per finder's unit for a period of 24 months from the date of issuance. Each finder's unit was comprised of one common share of the Company and one-half of one common share purchase warrant (finders' warrants) of the Company. Each whole finder's warrant entitles the finder, upon exercise, to purchase one additional common share of the Company for a period of 24 months from the issuance of the finder's option at a price of $0.60 per finder's warrant share. The finders' options were valued by valuing the individual components of the units, being the finders' option to purchase a common share and the finders' warrants. The valuations used a B-S pricing model, using the following assumptions: weighted average risk free interest rate of 3.7%; volatility factors of 78% and 79% and an average expected life of two years, and no dividends. The value per combined finders' option and warrant ranges from $0.28 to $0.33, due to the number of finders' warrants issued related to each tranche of the financing. The value attributed to these non-transferable share purchase warrants was $0.08 per whole non-transferable share purchase warrant. Issue costs were allocated to the common shares and the warrants in the amounts of $129,012 and $16,388, respectively. Subsequent to July 31, 2009, the warrants issued in the two tranches of this private placement expired, unexercised.

(2) In July 2008, the Company completed in two tranches a private placement for a total of 7,248,000 units at price of $0.10 per unit, for gross proceeds of $724,800. Each unit was comprised of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company for a period of 24 months at an exercise price of $0.20 per share. The financing was closed in two tranches on July 4th and July 24th 2008. The Company paid finders' fees of $3,850 in cash and issued 44,000 non-transferable warrants (the "Finder's Warrants") valued at $1,026 in the offering to arms-length subscribers arranged by eligible finders. Each Finder's Warrant entitles the finder, upon exercise, to purchase one additional common share of the Company (a "Finder's Warrant Share") for a period of 24 months from the issuance of the Finder's Warrant at a price of $0.20 per Finder's Warrant Share. The finders' warrants and share purchase warrants were valued using a B-S pricing model, using the following assumptions: weighted average risk free interest rate of 2.8%; volatility factors of 74% to 76% and an average expected life of two years, and no dividends. The value per combined finders' warrant was $0.11 and $0.09, respectively, as the number of finders' warrants was not directly attributable to the number of common shares issued in each tranche of the financing. Issue costs were allocated to the common shares and the warrants in the amounts of $9,914 and $2,235, respectively.

8. Share capital (continued)

(d) **Stock options** (see Consolidated Statements of Shareholders' Equity)

In January 2008, the shareholders approved a 10% rolling stock option plan as prescribed by the policies of the TSX Venture Exchange. The Company has a stock option plan for its directors, employees and consultants to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. Options generally vest immediately or over a two-year period, and have a maximum term of ten years. The plan currently allows for the issue of up to 10,977,454 (2008 – 8,962,484) stock options. Prior to the approval of the 10% rolling stock option plan, the Company had a fixed plan, which allowed for the issuance of up to 7,364,029 stock options.

The following table summarizes changes in the number of stock options outstanding:

	Options	Weighted Average Exercise Price
Balance, July 31, 2007	6,478,750	$0.31
Granted	200,000	$0.30
Exercised	(450,000)	$0.25
Cancelled	(253,750)	$0.30
Balance, July 31, 2008	5,975,000	$0.31
Cancelled and forfeited	(850,000)	$0.42
Expired, unexercised	(985,000)	$0.26
Balance, July 31, 2009	4,140,000	$0.30
Exercisable at July 31, 2009	4,140,000	$0.30

The following table summarizes information about the stock options outstanding at July 31, 2009:

Number Outstanding at July 31, 2009	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
1,205,000	1.5 years	$0.25
100,000	2.0 years	$0.25
470,000	3.4 years	$0.25
580,000	4.3 years	$0.25
1,635,000	2.7 years	$0.35
150,000	2.9 years	$0.62
4,140,000	2.6 years	$0.30

	Years ended July 31,	
	2009	2008
Risk free interest rate	--	3.8%
Expected life (years)	--	5.0
Expected volatility	--	83.2%
Expected dividends	--	Nil
Weighted average fair value per option grant	--	$0.20

8. Share capital (continued)

The Black-Scholes ("B-S") option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded. The B-S model also requires an estimate of expected volatility so the Company uses historical volatility rates to arrive at an estimate. Changes in the subjective input assumptions can materially affect the fair value estimate of stock options granted. The value of stock options related to stock-based compensation charged to contributed surplus in the year ended July 31, 2009, was $16,903 (2008 - $331,224). This includes $2,933 (2008 - $110,142) included in exploration expenses.

(e) **Warrants** (See Consolidated Statements of Shareholders Equity)

As at July 31, 2009, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
2,377,500	$0.60	November 30, 2009
204,800*	$0.35	November 30, 2009
102,400	$0.60	November 30, 2009
456,000	$0.60	December 10, 2009
68,200*	$0.35	December 10, 2009
34,100	$0.60	December 10, 2009
4,330,000	$0.20	July 4, 2010
2,962,000	$0.20	July 24, 2010
10,535,000	$0.32 (Average)	

The warrants noted with an asterisk (*) are finder's unit warrants exercisable at $0.35 to receive one common share and one warrant. Each warrant is then exercisable at a price of $0.60 for two years. These finder's unit warrants were valued using the B-S valuation model using a risk free interest rate of 3.66%, a two-year life, and an expected volatility of 78% and 79%, and no dividends.

The following table summarizes recent changes in the number of warrants outstanding:

	Warrants	Weighted Average Exercise Price
Balance, July 31, 2007	22,567,965	$0.42
Issued	10,535,000	$0.32
Exercised	(604,040)	$0.38
Expired, unexercised	(3,321,603)	$0.40
Balance, July 31, 2008	29,177,322	$0.45
Expired, unexercised	(18,642,322)	$0.42
Balance, July 31, 2009	10,535,000	$0.32

During the year ended July 31, 2009, 5,449,403 warrants, including underlying warrants, exercisable at $0.50, 493,469 underlying warrants exercisable at $0.275, with expiry dates of August 28, 2008, and August 31, 2008, and 2,000,000 warrants, exercisable at $0.50, with an expiry date of December 29, 2008, 6,253,950 warrants exercisable at $0.50, with an expiry date of May 4, 2009, and 4,445,500 warrants exercisable at $0.60, with an expiry date of May 25, 2009, expired, unexercised. Subsequent to July 31, 2009, 2,833,500 warrants priced at $0.60, 273,000 warrants priced at $0.35, and 136,500 warrants priced at $0.60, expired, with expiry dates of November 30, 2009, and December 10, 2009, expired unexercised.

9. Related party transactions and balances

	Years ended July 31,	
Services provided by:	**2009**	**2008**
Glencoe Management Ltd. (c)	19,874	36,000
Quorum Management and Administrative Services Inc. (a)	434,132	861,508
Kent Avenue Consulting Ltd. (d)	30,000	42,750

Balances payable to:	**2009**	**2008**
Quorum Management and Administrative Services Inc. (a)	(85,778)	(214,119)
Officer and directors	(452,360)	(121,439)
Glencoe Management Ltd. (c)	(36,618)	(15,750)
Total balances payable	$ (574,756)	$ (351,308)

(a) Management, administrative, geological and other services have been provided by Quorum Management and Administrative Services Inc. ("Quorum"), formerly LMC Management Services Ltd. since August 1, 2001. Quorum is a private company held jointly by the Company and other public companies, providing services on a full cost recovery basis to the various public entities currently sharing office space with the Company. At July 31, 2009, the Company has a 25% interest in Quorum at a cost of $1. There is no difference between the cost of $1 and equity value. Three months of estimated working capital is required to be on deposit with Quorum under the terms of the services agreement, and at July 31, 2009, the Company did not have three months of fees advanced to Quorum, and was in arrears on its monthly payments. The contractual agreement provides for the issuance of shares in the capital of the Company to Quorum, cessation of services, or provision of security to the non-defaulting shareholders of Quorum. During the year ended July 31, 2009, the Company issued 10,773,900 common shares to Quorum at a deemed price of $0.05 for settlement of $538,695 in debt, of which $377,086 was recorded as a gain, the difference between the settlement price and the market price on the date the common shares were issued.

(b) Directors' fees are paid to non-executive directors on a quarterly basis and for meetings attended during the year. Directors' fees have been accrued but not paid since December, 2007, and since the third quarter of the year ended July 31, 2009, are no longer accrued, until such time as the Company is able to pay directors' fees.

(c) Glencoe Management Ltd. is a private company controlled by Andrew F.B. Milligan, Chairman of the Company. Management fees of $3,000 (2008 - $3,000) per month were paid to Glencoe Management Ltd. for the services of the Chairman. Fees of $36,618 have been accrued but not paid at July 31, 2009. Mr. Milligan did not stand for re-election in February 2009 and fees for his services as Chairman were terminated at that time.

(d) Consulting fees of $30,000 (2008 - $42,750) are paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner. These fees are paid through Quorum, and are also included in the balance for 'services provided by Quorum'. Any amount owing to Kent Avenue Consulting Ltd. is owed by Quorum, and so is included in the net payable to Quorum.

(e) The Company's investments include shares of two companies with directors and/or management in common with the Company throughout the fiscal year.

(f) Transactions with related parties are recorded at their exchange values which are the amounts entered into and agreed by both parties.

10. Income taxes

(a) The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates due to the following:

	2009	2008 (restated)
Statutory tax rate	31.51%	33.34%
Loss for the year	$ (922,948)	$(14,395,837)
Provision for income taxes based on combined Canadian federal and provincial tax rates	(290,851)	(4,799,572)
Non-deductible and permanent differences	48,783	3,206,453
Non-taxable portion of capital (gain) loss	35,130	(22,118)
Impact of foreign taxes	(6,349)	(16,944)
Other	(20,037)	157,419
Effect of change in tax rate on future tax assets	361,805	1,413,547
Change in valuation allowance	(128,481)	61,215
	$ --	$ --

(a) The significant components of the Company's future tax assets are as follows:

	2009	2008 (restated)
Temporary difference in value for mineral property interests (asset) - Canada	$ 5,184,821	$ 5,350,854
Temporary difference in value for mineral property interests (asset) – Venezuela	1,203,385	1,116,574
Capital losses carried forward	1,654,300	1,720,472
Share issuance costs	108,753	111,848
Operating loss carried forward	447,529	427,521
Future tax assets	8,598,788	8,727,269
Valuation allowance for future tax assets	(8,598,788)	(8,727,269)
	$ --	$ --

The realization of benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no net future income tax asset has been recognized for accounting purposes.

The Company has Canadian capital losses carried forward of $13,101,720, and an income tax credit of $450,000. The Company has non-capital losses carried forward of $947,813 expiring in 2028, and $842,301 expiring in 2029.

The Company has mineral property interests held in Venezuela through interests in several companies incorporated in Venezuela. These entities have capitalized exploration and development costs in years prior to the date of acquisition of the Venezuelan entities by the Company. The future tax assets table above does not reflect amounts related to certain costs incurred directly by the Venezuelan companies, due to uncertainties surrounding their deductibility for tax purposes.

11. Financial instruments and risk management

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost. The disclosures in the notes to these consolidated financial statements describe how the categories of financial instruments are measured and how income and expenses, including fair value gains and losses, are recognized.

As at July 31, 2009, the classification of the financial instruments, as well as their carrying values and fair values, are shown in the table below:

	2009		2008	
	Fair Value	**Carrying Value**	**Fair Value**	**Carrying value**
Held-for-trading				
Cash and cash equivalents	$ 10,892	$ 10,892	$ 236,485	$ 236,485
	10,892	10,892	236,485	236,485
Available-for-sale				
Investments	88,690	88,690	213,110	213,110
	$ 88,690	$ 88,690	$ 213,110	$ 213,110

The fair values of the Company's held-for-trading financial liabilities, such as accounts payable and accrued liabilities may be below carrying values due to the liquidity issues of the Company, as indicated by the $1,422,168 working capital deficiency at July 31, 2009. The fair values of the Company's held-for-trading financial assets, such as Goods and Services Tax and other receivables, approximate their carrying values at July 31, 2009.

The fair values of the Company's financial instruments measured at July 31, 2009, constitute Level 1 measurements for its investments within the fair value hierarchy and Level 2 measurements for its cash and cash equivalents defined under Canadian GAAP.

The Company recognized interest income during the year ended July 31, 2009, totalling $625, which represents interest income from the Company's held-for-trading investments. This balance represents interest income from all sources.

In addition, the Company recorded realized losses of $116,971 from the disposition of investments in marketable securities and the recognition of the impairment write-down on fair value of investments available-for-sale of $105,985.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company's maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

	July 31, 2009
Accounts and other receivables -	
Currently due	$ 18,207
Past due by 90 days or less, not impaired	--
Past due by greater than 90 days, not impaired	--
	18,207
Cash and cash equivalents	10,892
Investments	88,690
	$ 117,789

11. Financial instruments and risk management (continued)

Substantially all of the Company's cash and cash equivalents are held with major financial institutions in Canada, and management believes the exposure to credit risk with such institutions is not significant. Those financial assets that potentially subject the Company to credit risk are primarily its investment in marketable securities of publicly-traded companies and any receivables. The Company has increased its focus on credit risk given the impact of the current economic climate. The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held. In the year ended July 31, 2009, no material provision has been recorded in respect of impaired receivables. The Company's maximum exposure to credit risk as at July 31, 2009, is the carrying value of its financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests. The Company coordinates this planning and budgeting process with its financing activities through the capital management process described in note 12, in normal circumstances. Due to the lack of liquidity and working capital deficiency, management has increased its focus on liquidity risk given the impact of the current economic climate on the availability of finance. During the year ended July 31, 2009, the Company was able to complete a debt settlement of 19,899,700 common shares at a fair value of $298,496 at the time of issuance, to remove $994,994 in current liabilities from the balance sheet. Further information regarding liquidity risk is set out in Note 1. The Company recorded a gain on the debt settlement of $696,498. The Company's financial liabilities are comprised of its accounts payable and accrued liabilities and amounts due to related parties, the contractual maturities of which at July 31, 2009, are summarized as follows:

		2009
Accounts payable and accrued liabilities with contractual maturities –		
Within 90 days or less	$	965,201
In later than 90 days, not later than one year		--
Due to related parties with contractual maturities		
Within 90 days or less		574,756
In later than 90 days, not later than one year		--

Market risks

The significant market risks to which the Company is exposed include commodity price risk, interest rate risk and foreign exchange risk.

- Commodity price risk

  The Company's ability to raise capital to fund exploration or development activities is subject to risk associated with fluctuations in the market prices of gold and the outlook for these metals, as the Company's ability to raise capital is affected by the commodity prices that the Company is exploring for on its mineral property interests. The Company does not have any hedging or other derivative contracts respecting its operations.

  Market prices for gold historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, levels of worldwide production, short-term changes in supply and demand, industrial and retail demand, central bank lending, and forward sales by producers and speculators. The Company has elected not to actively manage its commodity price risk.

11. Financial instruments and risk management (continued)

- Interest rate risk
  The Company has no significant exposure at July 31, 2009, to interest rate risk through its financial instruments.

- Currency risk
  The Company's currency risk arises primarily with fluctuations in United States dollar and the Venezuelan bolivar. The Company has no revenue and any exposure to currency risk is related to expenditures by the Company in United States dollars or the Venezuelan bolivar, as the majority of operating expenses are payable in Canadian dollars. The currency risk by the Company relates to unpaid liabilities of the Company payable in United States dollars or Venezuelan bolivars.

  The Company has not hedged its exposure to currency fluctuations. At July 31, 2009, the Company is exposed to currency risk through the following assets and liabilities denominated in United States dollars and Venezuelan bolivars, but presented in Canadian dollar equivalents. The Company uses the parallel market rates when converting its transactions and assets and liabilities in Venezuelan bolivars.

	July 31, 2009
United States dollars	
Cash and cash equivalents	68
Accounts payable and accrued liabilities	(302,785)
Venezuelan bolivars	
Cash and cash equivalents	--
Accounts payable and accrued liabilities	(458,180)

  Based on the above net exposures at July 31, 2009, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the United States dollar would result in an increase/decrease of $30,272 in the Company's loss from operations, and a 10% appreciation or depreciation of the Canadian dollar against the Venezuelan bolivar would result in an increase/decrease of $45,818 in the Company's loss from operations. The Company's exposure will primarily be due to changes in the Venezuelan bolivar, as a significant portion of its accrued liabilities are in Venezuelan bolivars.

12. Management of capital

The Company's objective in managing capital is to maintain adequate levels of funding to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral property interests in Ontario and Venezuela and to maintain a flexible capital structure which will optimize the costs of capital at an acceptable risk.

The Company endeavours to manage its capital structure in a manner that provides sufficient funding for operational activities through funds primarily secured through equity capital obtained in private placements. There can be no assurances that the Company will be able to continue raising capital in this manner.

12. Management of capital (continued)

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this form of financing due to the current difficult conditions. The Company makes adjustments to its management of capital in the light of changes in economic conditions and the risk characteristics of its assets, seeking to limit shareholder dilution and optimize its costs of capital while maintaining an acceptable level of risk. The Company currently does not have sufficient funds for operations and must rely on equity financings, or forms of joint venture or other types of financing to continue exploration and development work and to meet its administrative overhead costs for the coming year (See Note 1).

There are no externally imposed capital requirements to which the Company is subject.

13. Supplementary cash flow information

The Company conducted non-cash financing and investing activities as follows:

	2009	2008
Shares issued for mineral property interests	$ 25,000	$ 5,411,227
Shares and warrants received under option agreement on mineral property interest	$ --	$ (41,000)
Shares issued for settlement of debt	$ 298,496	$ --
Finders' fees	$ --	$ 315,976

14. Segmented information

The Company has one operating segment, which is the exploration and development of mineral properties. The Company's principal operations are carried out in Canada and in Venezuela. All of the investment income is earned in Canada.

The Company's geographic segments by mineral property interests, equipment and other assets are as follows:

July 31, 2009	Canada	South America	Total
Mineral property interests	$ 435,324	$ 1,322,558	$ 1,757,882
Equipment	$ 52,862	$ --	$ 52,862
Other	$ 117,790	$ --	$ 117,790
Total assets	$ 605,976	$ 1,322,558	$ 1,928,534

July 31, 2008 (restated)	Canada	South America	Total
Mineral property interests	$ 383,092	$ 1,322,558	$ 1,705,650
Equipment	$ 73,866	$ 30,508	$ 104,374
Other	$ 551,191	$ 23,939	$ 575,130
Total assets	$ 1,008,149	$ 1,377,005	$ 2,385,154

VALGOLD RESOURCES LTD.

(an exploration stage company)
Note 15: Exploration Expenses
Year ended July 31, 2009

	Tower Mountain and Other, Ontario	Venezuelan Properties, Venezuela	Manitoba Properties	Garrison Property, Ontario	Guyana Properties, Guyana	Total Exploration Expenses July 31, 2009
Cumulative exploration expenses						
July 31, 2008, as previously reported	$ 2,665,420	$ 3,125,054	$ 2	$ 3,685,206	$ --	$ 9,475,682
Adjustments	(2,665,420)	(3,125,054)	(2)	(3,685,206)	--	(9,475,682)
Restated, July 31, 2008	--	--	--	--	--	--
Incurred during the year						
Assays and analysis	--		--	52	8,323	8,375
Geological and geophysical	1,165	29,256	134	(996)	(152)	29,407
Land lease and property taxes	--	184,634	--	--	--	184,634
Site activities	2,663	176,871	40	11,494	17,857	208,925
Stock-based compensation (Note 8 (d))	--	2,382	--	612	(59)	2,935
Travel and accommodation	--	3,017	--	--	--	3,017
Total expenses, July 31, 2009	$ 3,828	$ 396,160	$ 174	$ 11,162	$ 25,969	$ 437,293

VALGOLD RESOURCES LTD.

(an exploration stage company)
Note 15: Exploration Expenses
Year ended July 31, 2008

	Tower Mountain and Other, Ontario	Hunter Mine, Ontario	Venezuelan Properties, Venezuela	Manitoba Properties	Garrison Property, Ontario	Guyana Properties, Guyana	Total Exploration Expenses July 31, 2008
Cumulative exploration expenses							
July 31, 2007, as previously reported	$ 2,508,251	$ 460,739	$ 4,812,034	$ (4,610)	$ 3,472,695	$ 1,091,397	$ 12,340,506
Adjustments	(2,508,251)	(460,739)	(4,812,034)	4,610	(3,472,695)	(1,091,397)	(12,340,506)
Restated, July 31, 2007	--	--	--	--	--	--	--
Incurred during the year							
Assays and analysis	20,739	--	90,876	--	23,111	168,693	303,419
Drilling	83,575	--	714,444	--	--	134,658	932,677
Geological and geophysical	37,936	--	206,767	(867)	136,883	617,855	998,574
Land lease and property taxes	--	--	216,676	--	--	22,118	238,794
Site activities	11,709	--	1,172,387	14,910	25,343	424,554	1,648,903
Stock-based compensation	--	--	35,621	--	9,556	64,966	110,143
Travel and accommodation	3,210	--	116,629	--	14,270	187,853	321,962
Total expenses, July 31, 2008	$ 157,169	$ --	$ 2,553,400	$ 14,043	$ 209,163	$ 1,620,697	$ 4,554,472



VALGOLD RESOURCES LTD. VAL-TSX VENTURE EXCHANGE
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400

VIA FEDEX

February 3, 2010

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Shannon Ross

Shannon Ross
Chief Financial Officer
for **VALGOLD RESOURCES LTD.**

SR:lsc
Enclosures

United States Sec Filing
February 3, 2010

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – dated January 6, 2010;
2. News Release – dated January 6, 2010;
3. News Release – dated January 27, 2010;

Correspondence with Securities Commission(s)

4. Notice of Meeting and Record Date;
5. Audited Annual Consolidated Financial Statements for the years ended July 31, 2009 and 2008;
6. Management Discussion and Analysis for the Year Ended July 31, 2009;
7. Form 52-109FV1 Certificate of Annual Filings by CEO;
8. Form 52-109FV1 Certificate of Annual Filings by CFO;
9. Form 13-502F1 Participation Fee;
10. Unaudited Interim Consolidated Financial Statements for the period ended October 31, 2009 and 2008;
11. Management Discussion and Analysis for the three months ended October 31, 2009;
12. Form 52-109FV1 Certificate of Interim Filings by CEO;
13. Form 52-109FV1 Certificate of Interim Filings by CFO;
14. Notice of Annual and Extraordinary General Meeting and Information Circular;
15. Form of Proxy; and
16. Voting Instruction Form.

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

January 6, 2010

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b) exemption 82-3339

VALGOLD REPORTS DRILL RESULTS FOR GARRISON PROJECT AND CORPORATE UPDATE

Vancouver, Canada (January 6, 2010): ValGold Resources Ltd. ("ValGold" or the "Company") (TSX-V: VAL) is pleased to announce drill results for the first two holes of the 2009 program on its 100% owned Garrison property. Northern Gold Mining Inc. ("Northern Gold") (TSX-V: NGM) is the project operator and is currently in the first year of an option agreement under which it is earning its initial 50% interest in the Garrison property from ValGold by making $4 million in exploration expenditures and paying ValGold $1 million in option payments within the next four years.

The drill program commenced on October 26, 2009, and has focused on confirming gold mineralization at the Garrcon Zone from the North, Shaft and South zones. To date, 2046 metres of core have been drilled in 10 holes so that since ValGold acquired the property in July 2005 the total number of holes drilled is 82 with a total accumulated length of 34,058 metres.

Assays have been received for the first two holesdrilled by Northern Gold, and multiple occurrences of visible gold have been observed in each of the first 5 holes logged to date. Visible gold was also observed in 18 separate intervals in hole GAR-09-02, of which 15 were from the Shaft zone. GAR-09-01 was designed to test the Garrcon North zones and GAR-09-02 was drilled 125 m south of GAR-09-01 and targeted the Shaft and North zones. Northern Gold has provided the following highlights of assays from its first two drill holes:

HOLE ID	FROM	TO	WIDTH [1]	ZONE	GRADE
GAR-09-01	**127.1**	**149.1**	**22.0m**	North DZ+A	**4.21g/t** *VG [2]
including	127.1	128.8	1.7m	North A	3.88g/t *VG
and	137.9	149.1	11.2m	North DZ	7.03g/t
including	**144.5**	**145.3**	**0.9m**		**52.3g/t**
GAR-09-02	**21.3**	**77.4**	**55.6m**	Shaft C1-A1	**2.15g/t**
including	21.3	22.3	1.0m	Shaft C1	11.0g/t *VG
and	30.4	32.4	2.0m	Shaft B2	9.44g/t *VG
and	**72.8**	**76.2**	**3.4m**	Shaft A2	**16.9g/t** *VG
including	**75.0**	**76.2**	**1.2m**		**36.6g/t** *VG
GAR-09-02	**199.8**	**229.2**	**29.4m**	North Deep A	**1.05g/t** *VG
including	217.0	218.0	1.0m		4.84g/t
and	228.8	229.2	0.4m		6.54g/t *VG

(1) All widths are downhole thickness
(2) Visible gold observed in the interval

The Company expects the current diamond drill program to be completed in December of this year with the remainder of the assays from the drill program to be available early in the New Year.

CORPORATE UPDATE

Through most of its 2008/09 fiscal year, ValGold has been under financial distress. Consequently, the Company has had to severely reduce all areas of its corporate activities and focus on measures to ensure its continuance into an improved economic environment. Measures taken have included curtailment of all non-essential work, major expense cutbacks, staff reduction, reduced or cut salaries and elimination of directors' fees. In addition, ValGold completed prior to the end of the fiscal year a settlement of approximately $1 million of payables in shares of the Company that were valued at $0.05 when the market price lingered at about $0.015. At the same, Management worked to seek alternative sources of funding through the sale or optioning of its exploration properties. This effort resulted in the agreement with Northern Gold and the initial option payment of $200,000. The initial payment was paid in part with 2.2 million Northern Gold shares that were issued to ValGold at a deemed price of $0.08 each. The Northern Gold shares closed on December 15th at a price of $0.21. ValGold's management is continuing its efforts to seek further sale or option agreements on its non-core assets where such arrangements would further improve the market price for its shares and thus increase the value of the Company for its stake holders.

Audited Financial Statements and Cease Trade Order

A further consequence of the past year's financial difficulties was that the Company was unable to prepare for and have a timely start to its annual audit process. However, with improving stock market conditions, ValGold was able to raise funds through the sale of its share holdings in other junior companies and the audit was commenced in November and completed on December 15th. With the mandatory filing of the financial statements being inevitably late, the Company applied for but was denied a Management Cease Trade Order ("MCTO"). Cease trade orders ("CTO") were issued by the British Columbia and Ontario Securities Commissions on December 7th 2009 and December 9th 2009 respectively.

ValGold is pleased to report that it completed the filing of its 2008/09 audited financial statements on Tuesday December 15, 2009. It is anticipated that upon acceptance of the filing, the revocation of the CTO should occur and trading of the common shares of the Company on the TSX Venture Exchange should also be reinstated.

For more information on ValGold and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson

President & Chief Executive Officer

For further information please contact:

Tel: (604) 687-4622 Fax: (604) 687-4212

Email: info@valgold.com

No regulatory authority has approved or disapproved the information contained in this news release.

Caution concerning forward-looking statements: The information in this release may contain forward-looking information under applicable securities laws. This forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied in the forward-looking information. Factors that may cause actual results to vary include, but are not limited to, inaccurate assumptions concerning the exploration for and development of mineral deposits, political instability, currency fluctuations, unanticipated operational or technical difficulties, changes in laws or regulations, the risks of obtaining necessary licenses and permits, changes in general economic condition or conditions in the financial markets and the inability to raise additional financing. Readers are cautioned to not place undue reliance on this forward-looking information. The Company does not assume the obligation to revise or update this forward-looking information after the date of this release or to revise such information to reflect the occurrence of future unanticipated events except as may be required under applicable securities laws. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

VALGOLD RESOURCES LTD.
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

January 6, 2010

TSX Venture Exchange Symbol: VAL
Frankfurt Exchange Symbol: VR2
SEC 12g3-2(b) exemption: 82-3339

VALGOLD PROPOSES RESTRUCTURING AND SUBSCRIPTION RECEIPTS OFFERING

Vancouver, BC - ValGold Resources Ltd. ("ValGold" or the "Company") announces that the Company's board of directors has approved, subject to shareholder and regulatory approvals, a consolidation of the issued and outstanding and unissued common shares of ValGold on the basis of one new consolidated common share for five existing common shares. The required approval of the shareholders will be sought at an extraordinary shareholder meeting (the "Meeting") to be held on or about February 3rd 2010 and if approval is obtained it is expected that the share consolidation would become effective on or before March 3rd, 2010. The consolidation should result in ValGold having approximately 22 million shares issued and outstanding without taking into account the proposed private placement described below, and warrants and options exercisable to acquire 1,500,000 and 828,000 post-consolidation shares, respectively. The purpose of the restructuring is to allow for more favourable pricing of the Company's securities to facilitate financing of the Company's operations by way of an equity offering of securities priced in accordance with the requirements of the TSX Venture Exchange.

ValGold also announces a private placement of up to 6,000,000 Subscription Receipts at a price of $0.17 per Subscription Receipt to raise aggregate gross proceeds of up to $1,020,000.

If the proposed share consolidation is approved by shareholders, each Subscription Receipt will be deemed to be exchanged without further cost to its holder for one Unit. Each Unit will consist of one consolidated common share and one non-transferable purchase warrant exercisable to purchase one additional consolidated common share at a price of $0.25 for a period of five (5) years after the closing date of the offering.

If, at any time after the date that is four months and one day following the Closing Date, the closing price of the common shares of the Company on the TSX Venture Exchange, or such other stock exchange or quotation system on which the Company's common shares are then traded, is not less than $0.50 per share for a period of 10 consecutive trading days (whether or not a trade occurs on any of such days), then the Company may elect to accelerate the Expiry Time of any unexercised Share Purchase Warrants by sending notice to the Holder, by prepaid regular mail to the address of the Holder on record with the Company from time to time, and the Expiry Time shall thereupon be deemed to be amended to 4:00 p.m. local time at the City of Vancouver, Province of British Columbia on the date that is the 30th day following the date of such notice.

In the event that the shareholders do not approve the share consolidation, Subscription Receipts will be deemed to be exchanged for, in lieu of Units, an unsecured promissory note issued by the Company (a "Note") in an amount equal to the funds advanced by each holder for the purchase of Subscription Receipts. The Notes will be repayable on demand by the holder any time 15 months after the Closing Date and will bear interest at the rate of 10% per annum, calculated and payable annually. In the event that the Subscription Receipts are exchanged for Notes, holders will also be entitled, subject to regulatory approval, to receive a bonus equal to 20% of the principal amount of the Note paid in non-consolidated common shares at a deemed price equalto the greater of $0.05 per share or the market price of ValGold common shares less a discount of 25% (determined in accordance with the policies of the TSX Venture Exchange) on the day preceding the Meeting,.

ValGold anticipates closing the Subscription Receipts Offering on or about January 21st 2010 (the "Closing Date"). The proceeds of the Subscription Receipts will be immediately available for use by the Company and will be used for maintenance of the Tower Mountain Property in Ontario and the Venezuelan properties, and for general working capital.

Finders' fees consisting of cash and warrants will be payable in connection with some or all of the offering in accordance with Exchange policies. The offering is subject to all necessary regulatory approvals.

The independent directors have approved the participation of directors and officers of the Company in the offering on terms identical to arm's length purchasers. Any such participation would be a "related party transaction" as defined under Multilateral Instrument 61-101 ("MI 61-101"). The participation of such directors or officers will be exempt from the minority shareholder approval requirements of MI 61-101 on the basis that neither the fair market value of any securities issued to nor the consideration paid by such persons will exceed 25% of the Company's market capitalization.

For more information on ValGold and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Tel: (604) 687-4622
Fax: (604) 687-4212
Email: info@valgold.com

This news release does not constitute an offer to sell or solicitation of an offer to sell any securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Cautionary Statement Regarding Forward-Looking Information

This news release includes certain "forward-looking statements", including, without limitation, statements regarding the proposed Meeting and share consolidation, expected timing of closing of the offering and use of proceeds. Such statements involve various risks and uncertainties and are based on certain assumptions, including that no intervening event will occur that will result in the Company being unable or unwilling to call and hold the Meeting, that the required shareholder and regulatory approvals will not be obtained, that commitments will not be received for all or any of the offering or once received will not be honored. There can be no assurance that such statements or timing will prove to be accurate. Important factors that could cause material variances from the forward-looking statements herein include an adverse change in market prices generally and the Company's shares in particular, regulatory changes, and timeliness of approvals. and funding of commitment

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

January 27, 2010
NR2010-03

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b) exemption 82-3339

VALGOLD & NORTHERN GOLD ISSUE UPDATE ON DRILLING ON GARRISON PROJECT AND CORRECTION TO PREVIOUS NEWS

ValGold Resources Ltd. ("ValGold") (TSX-V: VAL) and **Northern Gold Mining Inc.** ("Northern Gold") (TSX-V: NGM) are pleased to announce the second round of drill results for the 2009 program on ValGold's 100%-owned Garrison property

On January 25th 2010, Northern Gold reported that second round of assays have been received for the third to fifth of eleven holes drilled. It was further reported that with multiple occurrences of visible gold were observed in each of these holes. GAR-09-03, GAR-09-04, and GAR-09-05 were designed to test the Shaft sub-zone. Hole GAR-09-03 was drilled south and collared 100 m east of the Garrcon shaft. This drill hole finished in the historical mine workings on the 73 m level, with several flecks of visible gold noted 1 m from the wall of the workings. GAR-09-04 was drilled south and collared 15 m east of the Garrcon shaft with multiple occurrences of visible gold also noted in the shaft zones. GAR-09-05 was drilled south and stepped out 30 m east of drill hole GAR-09-04 and 45 m east of the Garrcon shaft.

Northern Gold has provided the following highlights of significant assays from the reported drill holes:

HOLE ID	*FROM* (m)	*TO* (m)	*WIDTH* [1] (m)	*ZONE*	*GRADE* (g/T)[2]
GAR-09-03	**26.0**	**60.0**	**34.0**	**Shaft Zones**	**1.05 *VG** [3]
including	41.5	42.0	0.5	Shaft B	6.39 *VG
and	54.0	60.0	6.0	Shaft B	2.01 * VG
	76.5	78.8	2.3	Shaft C	1.33 * VG
GAR-09-04	29.0	37.5	8.5	Shaft a	1.19 * VG
	44.0	50.0	6.0	Shaft A	1.12 *VG
	76.5	**179.0**	**102.5**	**Shaft B + C**	**1.38 *VG**
including	**113.0**	**115.0**	**2.0**	**Shaft B**	**12.33 *VG**
and	147.0	179.0	32.0	Shaft C	2.25 *VG
including	147.0	148.2	1.2	Shaft C	19.59 *VG
and	151.0	151.7	0.7	Shaft C	17.99 *VG
and	159.0	159.7	0.7	Shaft C	9.20 *VG
GAR-09-05	**20.0**	**103.0**	**83.0**	**Shaft A + B**	**1.00 *VG**
iIncluding	**57.0**	**63.0**	**6.0**	**Shaft A**	**3.38**
and	**101.0**	**102.0**	**1.0**	**Shaft B**	**10.22**
	127.0	128.5	1.5	Shaft C	7.25
	207.0	213.0	6.0		1.50 *VG

(1) All widths are downhole thickness
(2) g/T is grams of gold per tonne
(3) Visible gold observed in the interval

The 2009 drill program commenced on October 26 and was reported to be completed on December 11 in a news release by Northern Gold dated December 28th. The program was focused on confirming gold mineralization at the Garrcon shaft area within the North, Shaft and South zones. During 2009 eleven diamond drill holes totaling 2,333 metres were completed so that since ValGold acquired the property in July 2005 the total number of holes drilled is 83 with a total accumulated length of 34,345 metres. Northern Gold also reported that the remainder of the assays from the 2009 drill program to be available for release over the next 4 to 8 weeks.

CORRECTION TO PREVIOUS NEWS RELEASES

In its previous two news releases, Northern Gold erred in its wording over the description of the Garrison Property. It indicated both directly and indirectly that the Garrison was its property rather than 100% owned by ValGold. This wording was made in error and Northern Gold apologises for any confusion or inaccuracy that it may have caused. To be clear, Northern Gold is the current project operator and is in the first year of an option agreement under which it is earning its initial 50% interest in the Garrison property from ValGold by making $4 million in exploration expenditures and paying ValGold $1 million in option payments within the next four years.

For further information please contact:

ValGold Resources Ltd.

Stephen J. Wilkinson
President and CEO
Tel: (604) 687-4622
Fax: (604) 687-4212
Email: info@valgold.com
Web site: www.valgold.com

Northern Gold Mining Inc.

Martin R. Shefsky
President and CEO
Tel: (416) 366 - 7300
Mobile: (647) 269 - 7300
Fax: (416) 366 – 7301
Email: mshefsky@northerngold.ca
Web site: www.northerngold.ca



510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

Date: 07/12/2009

To: All Canadian Securities Regulatory Authorities

Subject: VALGOLD RESOURCES LTD.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Extraordinary Meeting
Record Date for Notice of Meeting :	30/12/2009
Record Date for Voting (if applicable) :	30/12/2009
Meeting Date :	03/02/2010
Meeting Location (if available) :	Suite 1400-570 Granville Street, Vancouver BC, V6C 3P1

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	919147108	CA9191471080

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for VALGOLD RESOURCES LTD

ValGold Resources Ltd.
Management Discussion and Analysis for the Year Ended
July 31, 2009

ValGold Resources Ltd.

Management Discussion and Analysis for the Year Ended July 31, 2009

1.1 Date

The effective date of this Annual Report is December 15, 2009.

1.2 Overview

ValGold Resources Ltd. ("ValGold" or the "Company") is a mineral exploration company. The Company has a portfolio of mineral exploration projects.

This Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements". All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward-looking statements that may involve various risks and uncertainties including future changes in prices of gold and other metals; variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, and other factors. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Subject to applicable laws, the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.

This MD&A should be read in conjunction with the audited consolidated financial statements of ValGold for the year ended July 31, 2009. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

The following is a brief summary of its current activities.

- ValGold's loss for the year ended July 31, 2009 ("fiscal 2009") was $922,948 or $0.01 per share compared to a loss of $14,395,837 (as restated) or $0.19 per share in the year ended July 31, 2008 ("fiscal 2008").
- In fiscal 2009, ValGold sold 25,000 common shares of Impact Silver Ltd., 768,000 common shares of Brigadier Gold Ltd. and 5,000 shares of Mediterranean Minerals Corp. The Company sold marketable securities it held and recorded a realized loss on its investments in marketable securities of $222,956. The Company had securities with a fair value of $88,690 at July 31, 2009, sold subsequent to the year end for net proceeds of $65,355. In fiscal 2008, the Company sold 27,400 common shares of Northern Orion Resources Inc. for a gain of $132,680.
- During fiscal 2009, cash used in operations was $460,158, compared to $4,546,487, as restated, in fiscal 2008. Exploration expenses totalled $437,293 in fiscal 2009 compared to $4,554,472 in fiscal 2008. Exploration activities were incurred on the following mineral properties in fiscal 2009, with the comparative figures for fiscal 2008 in parentheses: Tower Mountain - $3,828 ($157,169), Venezuelan properties - $396,160 ($2,553,400); Garrison Property - $11,162 ($209,163), and Guyana - $25,969 ($1,620,697).
- In fiscal 2009, the Company did not have any write-down of its mineral property interests, but in fiscal 2008, wrote-down acquisition costs on the following properties in fiscal 2008: Hunter Mine - $3,350; Venezuela Properties - $7,935,348; Manitoba Properties - $117,088, and Guyana Properties of $288,098, for a total write-down of $8,343,884.

At July 31, 2009, the Company had a working capital deficiency of $1,422,168, including $574,756 owing to related parties. The Company's ability to continue operations is contingent on its ability to obtain additional financing, as its current cash on hand is not sufficient to cover accounts payable, which are primarily accrued liabilities relating to operations in Venezuela.

In fiscal 2009, the Company issued 19,899,700 common shares at a deemed value for regulatory purposes of $0.05 per common share to settle $994,994 in accounts payable. The Company incurred a gain on the debt settlement of $696,498, due to the value of the shares on the date of settlement. Quorum Management and Administrative Services Inc. ("Quorum"), formerly LMC Management and Administrative Services Inc., received 10,773,900 common shares in settlement of $538,695 in debt, pursuant to the policies of the TSX Venture Exchange.

Although there are no assurances that management's plan will be realized, management believes the Company may be able to secure the necessary financing to continue operations into the future. With current market conditions, financing may be in the form of equity offerings, sales of assets, joint ventures, or other form of corporate reorganization. The Company has sold its investment in common shares of public companies, which have been used as a source of working capital.

1.2.1 Venezuela Acquisition

In October 2007, ValGold completed its acquisition of all of the shares of Honnold Corp. ("Honnold"), a British Virgin Island company that, through a group of wholly-owned direct and indirect subsidiaries, held twenty-seven exploration licenses (the "Venezuelan Properties") covering approximately 1,300 square kilometers ("km") in Bolivar State, Venezuela. During the option period, the Company reduced the number of licenses to 21 concessions covering approximately 1,071 square km.

Exploration expenditures by Honnold from 1991 to 1999 amounted to US$38 million and outlined several occurrences of significant gold mineralization. An extensive database was acquired including detailed airborne magnetic and radiometric surveys, soil surveys, drilling and geologic reports.

In the year ended July 31, 2008, ValGold wrote down the Venezuelan Properties acquisition costs by $7,935,348, which leaves the acquisition costs not written off in prior years as a value for the remaining claims and the geologic database acquired, at $1,322,558. The Company does not have the working capital to carry out any exploration programs on the property, although the Company has completed and filed an initial mineral resource estimate prepared by Micon International on the Los Patos gold deposit. The full NI 43-101 report dated April 10, 2008, on the main zone of the Los Patos gold deposit was filed on SEDAR. The Company had planned to resume its exploration work with diamond drilling to expand the limits of the Los Patos deposit in addition to testing the other high priority gold targets along the highly prospective Los Chivos shear zone.

The Company is continuing to pursue all avenues with respect to the properties, including joint venture, disposition or other forms of financing.

Fiscal 2009 exploration expenditures with the comparative fiscal 2008 figures on the Venezuelan Properties include assay and analysis costs - $Nil ($90,876); drilling - $Nil ($714,444); geological and geophysical - $29,256 ($206,767); land lease and property taxes - $184,634 ($216,676); site activities - $176,871 ($1,172,387); stock-based compensation - $2,382 ($35,621) and travel and accommodation - $3,017 ($116,629). The Company has curtailed all expenses in Venezuela, other than necessary accruals related to unpaid liabilities.

Tax Treaties

Venezuela has entered into tax treaties with a number of countries including Canada.

Exchange Controls

The Company has been able to obtain bolivars at rates significantly better than the prevailing official exchange rates. As a result, the exchange rates realized by the Company in the parallel market have been used to translate the balances from bolivars to Canadian dollars.

Venezuela currently has exchange controls that affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency. The Central Bank of Venezuela enacted such exchange control measures in 2003 to protect international reserves. The exchange rate, originally fixed at approximately 1.600 Bolivars/$US, has been adjusted upwards twice since 2003, and presently stands fixed at 2.150 Bolivars/$US. Continuance of exchange controls could adversely affect the Company's operations in Venezuela, including its ability to satisfy its obligations.

1.2.2 Guyana Shield Properties, Guyana

In October 2006 the Company entered into a letter of intent ("LOI") to enter into an agreement with Newmont Overseas Exploration Limited ("Newmont") to earn a 100% interest (subject to certain interests reserved by Newmont) in four highly prospective properties in northwest Guyana. The Company had also entered into an option agreement to acquire 100% of the Fish Creek PL in Guyana. The Company carried out exploration programs until mid-2008, at which time funding requirements curtailed further exploration. During the year ended July 31, 2008, the Company determined that it would likely not pursue the property and would relinquish its interests in all properties in Guyana, and all agreements were terminated in August 2008. Consequently, during the year ended July 31, 2008, the Company wrote off its entire acquisition costs in the Guyana PLs in the amount of $288,098.

1.2.3 Garrison Property, Ontario

ValGold has a 100% right, title and interest in 35 mining claims located in Garrison Township, Kirkland Lake District, Larder Lake Mining Division in Northern Ontario. The property is located 40 km north of the Town of Kirkland Lake, 100 km east of Timmins and 8 km west of and on strike with St. Andrews Goldfields Ltd. Holloway and Holt-McDermott gold mines. Access to the property is by Ontario highway 101 that runs along the north boundary of the property. The mining leases cover approximately three kilometres of the famous Destor Porcupine Fault Zone ("DPFZ") and a major splay, the Munro Fault Zone ("MFZ").

Fiscal 2009 exploration expenditures with the comparative fiscal 2008 figures on the Garrison Property include assay and analysis costs - $52 ($23,111); geological and geophysical - recovery of $996 ($136,883); site activities - $11,494 ($25,343); stock-based compensation - $612 ($9,556) and travel and accommodation - $Nil ($14,270).

Subsequent to July 31, 2009, the Company finalized an agreement with Northern Gold Mining Inc. ("Northern Gold"), whereby Northern Gold may acquire an initial 50% undivided interest in the property by making cash payments to the Company of $1,000,000 over four years, with all or part of the payments being made in Northern Gold common shares at Northern Gold's option, using a 20-day value weighted average price. To earn the 50% interest, Northern Gold must also complete exploration work on the property in the amount of $4,000,000 over four years, with $500,000 being spent on the property in the first year of the agreement and not less than $750,000 to be expended in each of the subsequent years. After earning the initial 50% interest, Northern Gold may increase its interest to 80% by making additional cash payments of $1,000,000 over four years, with all or part of the payments being made in Northern Gold common shares at Northern Gold's option, priced using a 20-day value weighted average price and completing additional exploration work on the property in the amount of $4,000,000 over the next four years.

On October 21, 2009, Northern Gold obtained regulatory approval on the Garrison option agreement and paid $25,000 cash and issued 2,187,500 Northern Gold common shares to the Company valued at $0.08 per share as the initial payment on the transaction.

1.2.4 Tower Mountain Gold Project, Ontario

The following table summarizes drill programs and presents highlights of each of the eight drilling campaigns conducted by ValGold.

Highlights of Tower Mountain Gold Zones Drill Intersections

Program	Holes Drilled	Total Meters	Best High-Grade Gold Intersection	Best Low-Grade Gold Intersection
2002 (Fall)	5	1,042	23.17g/Tonne /1.5m in TM02-02	1.05g/Tonne /73.5m in TM02-03
2003 (Spring)	5	1,085	11.77g/Tonne /3.0m in TM03-02	1.01g/Tonne /22.5m in TM03-03
2003 (Fall)	7	1,499	19.76g/Tonne /1.5m in TM03-11	0.62g/Tonne /12.0m in TM03-12
2004 (Winter)	10	2,601	304.0g/Tonne /3.0m in TM04-03	2.40g/Tonne /61.5m in TM04-09
2004 (Summer)	13	3,450	68.91g/Tonne /0.2m in TM04-19	1.93g/Tonne /37.5m in TM04-15
2004 (Fall)	13	3,418	41.35g/Tonne /1.5m in TM04-36	0.94g/Tonne /106.5m in TM04-31
2005 (Winter)	14	3,523	16.00g/Tonne /1.5m in TM05-38	0.77g/Tonne /21.0m in TM05-44
2007 (Summer)	8	1,661	58.20g/Tonne /1.5m in TM-07-56	0.59g/Tonne /21.0m in TM-07-56
Total	**75**	**18,279**		

An independent NI 43-101 compliant mineral resource estimation was completed for the U and V zones. This report can be found on the SEDAR website and was certified on February 9, 2006. In August 2008, the Company issued 250,000 common shares at $0.10, in lieu of a cash payment for an annual pre-production royalty to the optionors of the Tower Mountain Property. The Company has the option to issue shares in lieu of a cash payment. The payment due in July 2009 has been accrued but remains unpaid.

Current Status:

In fiscal 2009, the Company entered into an agreement with HMZ Metals Inc. ("HMZ"), by which HMZ was granted an option to acquire 50% of the Company's interest in the property. Pursuant to the agreement, HMZ must issue to the Company 2,000,000 HMZ post-rollback common shares and incur a minimum of $2,900,000 in expenditures on or in relation to the property over a period ending on August 31, 2013. HMZ has not yet completed its planned transactions, and the Company will be reviewing its plans with respect to the property. HMZ is currently under a cease trade order for its shares, and as a result, the Company is considering other options with respect to the Tower Mountain Gold Project, including further exploration by ValGold, subject to financing, joint venture with other parties or sale of the property will be considered.

Fiscal 2009 exploration expenditures with comparative fiscal 2008 figures on the 100% owned Tower Mountain Gold Project include the following: assays and analysis - $Nil ($20,739); drilling - $Nil

($83,575); geological and geophysical - $1,165 ($34,516); travel and accommodation - $Nil ($3,210) and site activities - $2,663 ($10,692).

Mr. Tom Pollock, P.Geo., PGC Consulting, is the Qualified Person for all of the Company's mineral property interests, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock instituted and is responsible for ValGold's program of QC/QA, using assay control samples and duplicates, during exploration programs.

1.2.5 Mineral Property Option Payments Due In the Twelve-Month-Period Ended July 31, 2010

In order to maintain existing mineral property option agreements, the Company will be required to make advance royalty and/or property tax payments on claims during the year totalling an estimated $200,000. There is one option payment of cash or payment in common shares for a total $25,000 that is required to be issued in the year ended July 31, 2010, in addition to the payment due in July 2009 which has not been paid on the Tower Mountain property.

1.2.6 Market Trends

In 2008 the price of gold increased, continuing an overall uptrend that commenced in 2001. The gold price in 2006 averaged US$603 per ounce while in 2007 the gold price averaged US$695 per ounce. The 2008 gold price averaged US$872 per ounce, and the average price for 2009 has risen to $959 to the end of November.

1.3 Selected Annual Information

The following selected financial information has been extracted from the Company's audited consolidated financial statements for the years ended July 31, 2009, 2008 (restated) and 2007 (restated), which have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.

	As at July 31, 2009	As at July 31, 2008 (restated)	As at July 31, 2007 (restated)
Current assets	$ 117,789	$ 362,020	$ 3,748,462
Mineral property interests	1,757,882	1,705,650	3,885,595
Other assets	52,863	317,484	510,706
Total assets	1,928,534	2,385,154	8,144,763
Current liabilities	1,539,957	1,550,914	1,776,109
Shareholders' equity	388,577	834,240	6,368,654
Total shareholders' equity and liabilities	1,928,534	2,385,154	8,144,763
Working capital deficiency	$ (1,422,168)	$ (1,188,894)	$ 1,972,353

	Year ended July 31, 2009	Year ended July 31, 2008 (restated)	Year ended July 31, 2007 (restated)
Expenses (Recoveries)			
Administrative expenses	959,822	1,706,282	1,467,127
Exploration expenses	437,293	4,554,472	5,695,753
Other (income and recoveries) costs	(625)	(76,121)	25,105
Write-down of mineral property interests	--	8,343,884	160,439
Gain on debt settlement	(696,498)	--	**
Impairment write-down on investments	105,595		
Loss (gain) on sale of marketable securities and investments	116,971	(132,680)	(1,087,432)
Loss before future income tax recovery	(922,948)	(14,395,837)	(6,260,992)
Future income tax recovery	--	--	656,513
Loss for the year	(922,948)	(14,395,837)	(5,604,479)
Loss per share – basic and diluted	$ (0.01)	$ (0.19)	$ (0.15)
Weighted average number of common shares outstanding – basic and diluted	93,727,243	76,657,349	37,808,293

During the year ended July 31, 2009, the Company retrospectively changed its accounting policy for exploration expenditures to align itself with policies adopted by other exploration stage mining companies. In previous years, the Company had capitalized all such costs to mineral property interests held directly or through an investment, and only wrote down capitalized costs when the property was abandoned or determined to be impaired.

On March 27, 2009 the Emerging Issues Committee ("EIC") of the CICA issued EIC-174, "Mining Exploration Costs", which provides guidance on capitalization of exploration costs related to mining properties, in particular, and on impairment of long-lived assets in general.

The Company has retrospectively changed its accounting policy to expense exploration costs until the mineral property interest is deemed to reach the development stage, at which time it will commence capitalizing development costs. Significant costs related to mineral property acquisitions, including allocations for undeveloped mineral property interests, are capitalized until the viability of the mineral property interest is determined. After an economic analysis has been completed, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized. The impact of this change on the previously reported July 31, 2008, consolidated financial statements is as follows:

	As Previously Reported	Restatement	As Restated
Mineral properties interests at July 31, 2008	$ 11,181,332	$ (9,475,682)	$ 1,705,650
Deficit at July 31, 2008	44,505,556	9,475,682	53,981,238
Cumulative changes in deficits prior to July 31, 2008	28,928,037	10,657,364	39,585,401
Changes to the statement of operations in the year ended July 31, 2008			
Exploration expenses	--	4,554,472	4,554,472
Future income tax recovery reversed	(56,811)	56,811	--
Write-down of mineral property interests	14,136,849	(5,792,965)	8,343,884
Loss for the year ended July 31, 2008	15,577,519	(1,181,682)	14,395,837
Loss per share for the year ended July 31, 2008	$0.20	(0.01)	$0.19
Cumulative changes in deficit and mineral property interests		9,475,682	
Change in cumulative deficit, restated, 2008	$ 39,585,401	$ 14,395,837	$ 53,981,238

1.4 Results of Operations

ValGold incurred a loss of $922,948 or $0.01 per common share in fiscal 2009, compared to a loss of $14,395,837(restated) or loss per share of $0.19 (restated) in fiscal 2008.

	2009	2008 (restated)
Expenses		
Amortization	$ 12,520	$ 4,179
Exploration expenses	437,293	4,554,472
Foreign exchange loss (gain)	46,572	(24,032)
Interest expense	40,342	--
Legal, accounting and audit	83,655	183,869
Management fees	49,874	93,646
Office and administration	220,722	370,102
Salaries and benefits	409,981	486,000
Shareholder communications	63,176	268,961
Stock-based compensation	13,970	221,082
Travel and conferences	19,010	102,475
	1,397,115	6,260,754
Property investigation (recoveries)	--	(8,414)
Write-down of mineral property interests	--	8,343,884
Gain on debt settlement	(696,498)	--
Loss/(gain) on marketable securities and investments	116,971	(132,680)
Impairment write-down on investments	105,985	--
Interest and other income	(625)	(67,707)
Loss for the year	$ (922,948)	$ (14,395,837)
Loss per share – basic and diluted	$ (0.01)	$ (0.19)
Weighted average number of common shares outstanding – basic and diluted	93,727,243	76,657,349

The Company conducts business in foreign jurisdictions which involve foreign exchange risks. Certain of the Company's expenditures are also denominated in United States dollars, and the Company did not have sufficient cash on hand to pay its current liabilities which included approximately US$550,000 for most of fiscal 2009 in accounts payable. As a result, foreign exchange changed from a gain of $24,032 in fiscal 2008 to a loss of $46,572 in fiscal 2009. Foreign exchange losses directly attributable to a mineral property interest were capitalized and were written off in the current period.

Legal, accounting and audit expenses decreased from $183,869 in fiscal 2008 to $83,655 in fiscal 2009.

Management fees of $3,000 per month were paid to Glencoe Management Ltd. for the services of Andrew F.B. Milligan as Chairman of the Company until February 2009. Mr. Milligan did not stand for re-election at the Company's Annual General Meeting held in February 2009, and has been replaced by Mr. Stephen J. Wilkinson. Mr. Wilkinson is currently Chairman, President and Chief Executive Officer. Management fees paid or payable to Mr. Milligan in fiscal 2008 totalled $36,000, compared to $19,874 in fiscal 2009. Also included in management and consulting fees for fiscal 2009 and 2008 is $30,000 paid or payable indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner. The amounts are included in balances payable to related parties.

Office and administration costs decreased from $370,102 in fiscal 2008 to $220,722 in fiscal 2009 as a result of the significantly lower level of activity in fiscal 2009. The office and administration costs include rent, shared office services and other costs.

Salaries and benefits have decreased from $486,000 in fiscal 2008 to $409,981 in fiscal 2009. Salaries and benefits are primarily paid by Quorum. The services of two employees of Quorum that worked directly for ValGold were terminated, one in November and one in December 2008. Effective November 1, 2008, the salary of the president and chief executive officer has been deferred until the Company has sufficient funding for payment of his salary, but has been accrued.

In fiscal 2008, there was $221,082 incurred relating to stock-based compensation compared to $13,970 in fiscal 2009, calculated in accordance with the B-S option valuation model. The Company's stock options are not transferable and cannot be traded. The B-S model also requires an estimate of expected volatility. The stock-based compensation expense relates to the vesting of options granted in the year ended July 31, 2007, that vest over a period of eighteen months. In addition, $2,935 (2008 - $110,143) in stock-based compensation was included in exploration costs.

Shareholder communications have decreased from $268,961 in fiscal 2008 to $63,176 in fiscal 2009. Shareholder activities consist of website maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information, and have virtually been curtailed in fiscal 2009 for other than statutory requirements and maintenance costs.

Travel and conference expenses have decreased from $102,475 in fiscal 2008 to $19,010 in fiscal 2009.

In fiscal 2009, ValGold sold 25,000 common shares of Impact Silver Ltd., 768,000 common shares of Brigadier Gold Ltd. and 5,000 shares of Mediterranean Minerals Corp. The Company has recognized all losses on its marketable securities and recorded a realized loss of $222,956. The Company had securities with a fair value of $88,690 at July 31, 2009, which were sold subsequent to the year end for net proceeds of $65,355. In fiscal 2008, the Company sold 27,400 common shares of Northern Orion Resources Inc. for a gain of $132,680.

Interest and other income decreased from $67,707 in fiscal 2008 to $625 in fiscal 2009, due to a lack of cash for investment in fiscal 2009.

Exploration expenses of $4,554,472 were incurred in fiscal 2008, compared with $437,293 in fiscal 2009.

In fiscal 2009, the Company issued 19,899,700 common shares at a deemed value for regulatory purposes of $0.05 per common share to settle $994,994 in accounts payable. The Company incurred a gain on the debt settlement of $696,498, due to the market value of the common shares on the date of settlement.

In fiscal 2008 the Company wrote down its Venezuelan mineral property interests and the mineral property interests in Guyana by $8,343,884 (restated). There were no write-downs of mineral property interests in fiscal 2009.

1.5 Summary of Quarterly Results (unaudited)

The tables below provide for each of the most recent eight quarters, a summary of property acquisition and exploration costs on a project-by-project basis, and a table of corporate expenses:

	Tower Mountain Ontario	Manitoba Claims, Manitoba	Guyana Properties Guyana	Hunter Mine, Ontario	Garrison Property, Ontario	Venezuela Properties Venezuela
Fiscal 2008						
First Quarter	116,484	--	512,703	33,100	86,009	7,934,525
Second Quarter	31,226	--	467,605	--	27,297	945,419
Third Quarter	8,325	--	440,008	--	84,244	334,334
Fourth Quarter	6,470	14,043	389,962	(29,750)	12,404	420,994
Fiscal 2009						
First Quarter	26,808	94	22,120	--	6,315	181,582
Second Quarter	770	48	403	--	3,937	117,525
Third Quarter	1,128	32	3,446	--	(371)	8,071
Fourth Quarter	25,625	--	--	--	3,010	88,982

	Loss (earnings) per quarter (restated)	Basic loss per share	General and adminis-trative expenses	(Gain) loss on investments, interest and other	Mineral property and other write-downs (recovery)	Exploration costs	Stock-based compen-sation
Fiscal 2008							
First Quarter	1,962,924	(0.03)	461,426	(151,808)	--	1,544,373	108,933
Second Quarter	1,653,911	(0.02)	294,357	(5,116)	--	1,328,402	36,268
Third Quarter	1,183,355	(0.01)	348,115	(42,374)	--	833,253	44,361
Fourth Quarter	*9,595,647	(0.12)	381,302	(1,089)	8,343,884	840,030	31,520
Fiscal 2009							
First Quarter	565,421	(0.01)	339,997	(462)	--	211,919	13,967
Second Quarter	446,712	(0.00)	296,474	29,057	--	121,181	--
Third Quarter	278,193	(0.00)	182,677	83,934	--	11,579	3
Fourth Quarter	(348,368)	(0.00)	126,704	(586,696)	--	92,614	--

*includes write-downs of mineral property interests relating to decisions made by the Company in the fourth quarter of fiscal 2008.

Three Months Ended July 31, 2009 ("Q4 2009") Compared to Three Months Ended July 31, 2008 (("Q4 2008")

In Q4 2009, the Company had earnings of $348,368, or $0.00 per common share, compared to a restated loss in Q4 2008 of $9,595,647 or $0.12 per common share.

Interest and other income have decreased from $1,089 in Q4 2008 to $100 in Q4 2009, due to the lack of any significant cash balances held by the Company. The Company also realized a loss of $3,917 in Q4 2009 on the disposition of common shares that it had held for sale. There were no common shares sold in Q4 2008. The most significant changes in Q4 2009 from Q4 2008 were in office and administration expenses which decreased from $131,990 to $26,104, due to lower expenses due to the level of activity in the Company and the cancellation of directors' fees, which are included in office and administration.

Interest and finance charges have increased from $Nil in Q4 2008 to $1,150 in Q4 2009. Interest and finance charges have been accrued as per the management services agreement for arrears with Quorum, and have been accrued on loans from three directors included in due to related parties. Salaries and benefits have decreased from $122,629 in Q4 2008 to $64,210 in Q4 2009.

Other expenses with significant decreases include shareholder communications which decreased from $47,328 in Q4 2008 to $6,989 in Q4 2009. Website maintenance, filing fees and transfer agent fees make up the majority of the expenses in Q4 2009. There was no stock-based compensation in Q4 2009, compared to $31,520 in Q4 2008. Travel expense totalled $19,010 in Q4 2009, compared to $26,061 in Q4 2008.

In Q4 2009, exploration costs totalled $92,614, compared to $840,030 (restated) in Q4 2008. In Q4 2008 the Company wrote down its Venezuelan mineral property interests and the mineral property interests in Guyana by $8,343,884 (restated). There were no write-downs of mineral property interests in Q4 2009.

In Q4 2009, the Company issued 19,899,700 common shares at a deemed value for regulatory purposes of $0.05 per common share to settle $994,994 in accounts payable. The Company incurred a gain on the debt settlement of $696,498, due to the value of the shares on the date of settlement.

The Company has recorded an other than temporary loss on its investments of marketable securities of $109,902 in Q4 2009, with no comparative loss in Q4 2008.

1.6 Liquidity

Historically, the Company's sole source of funding was the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

The current market conditions, the challenging funding environment and the low price of ValGold's common shares make it difficult to raise funds by private placements of shares. Therefore the Company must rely on its ability to market its projects and thereby raise cash in order to remain solvent, in addition to limited private placements that will be necessary to provide working capital. There is no assurance that the Company will be successful with any financing ventures. Please refer to the "Financial Instruments and Risk Management" section of this document.

At July 31, 2009, the Company had a working capital deficiency of $1,422,168, compared to a working capital deficiency of $1,188,894 at July 31, 2008, defined as current assets less current liabilities. The Company's liabilities are comprised of amounts due to related parties of $574,756, and accounts payable and accrued liabilities of $965,201. Most of the accounts payable relate to accruals of unpaid severance and accrued property taxes relating to its mineral property interests.

The Company's ability to continue operations is contingent on its ability to obtain additional financing. The Company has entered into an option agreement on its Garrison property and is pursuing other sources of financing including equity financing. The junior resource industry has been severely impacted by the world economic situation, as it is considered to be a high-risk investment. There is no assurance that the Company will be successful with any financing ventures.

The continuation of the Company is also dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration of its mineral property interests. During the year, the Company was able to settle $994,994 of its current liabilities payable to the majority of its significant creditors by the issuance of 19,899,700 common shares at a deemed value of $0.05. The market value of the shares on the date of approval by regulatory authorities was $0.015, resulting in a gain on debt settlement of $696,498 in fiscal 2009.

While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, and settlement of debts by share issuances, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.

Investing Activities

At July 31, 2009, the Company had capitalized $1,757,882 in mineral property acquisition costs, compared to $1,705,650 at July 31, 2008, representing costs associated with the acquisition of its mineral property interests in Venezuela and Ontario.

At July 31, 2009, the Company held 665,000 common shares of Sultan Minerals Inc., 400,000 common shares of Emgold Mining Corporation and 507,000 shares of Brigadier Gold Ltd. The fair value of these shares at July 31, 2009, was $88,690. Subsequent to July 31, 2009, the Company sold all of the shares noted above for net proceeds of $65,355.

See the mineral property section for information on exploration work during the period and other information on the Company's mineral property interests.

1.7 Capital Resources

During the year ended July 31, 2009, 850,000 stock options were cancelled with an average exercise price of $0.42, 985,000 stock options expired, unexercised with an average exercise price of $0.26, and 18,642,322 share purchase warrants and agent's warrants with exercise prices ranging from $0.275 to $0.50 expired, unexercised.

The Company has 2,187,500 common shares of Northern Gold which will be available for sale by the Company in late February 2010, which were received under the option agreement on the Garrison property in Ontario in consideration of $175,000 of the initial option payment. These shares were received in October 2009 priced at $0.08 per share and are subject to a four-month hold under regulatory policies.

Going Concern

At July 31, 2009, and subsequent to that date, the Company has had a working capital deficiency. It is estimated that it may require approximately $1.75 million in total working capital to continue to operate the Company and pay the liabilities of the Company, including all accrued liabilities. Two employees in Canada were terminated and the president and chief executive officer's salary is being deferred voluntarily, together with the cancellation after the third quarter of fiscal 2009 of directors' fees. The ability to raise working capital directly impacts the ability of the Company to undertake any planned exploration programs. Currently sufficient work has been undertaken on all of its current mineral property interests for several years, but if the Company is unable to perform sufficient exploration work in future years or with exploration partners, it may be necessary to write-down additional mineral property interests in future periods.

The Company's exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters. ValGold believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. There is no assurance that the Company will be able to obtain all permits required for exploration, any future development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company has been performing reclamation activities on an on-going basis. As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.

The low price of ValGold's common shares limits its ability to raise capital by issuing shares. There are several reasons for these effects. First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks. Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin. Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks. Finally, broker's commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks. As a result, ValGold's shareholders pay transaction costs that are a higher percentage of their total share value than if ValGold's share price were substantially higher.

The Company's ability to continue as a going concern is contingent on its ability to obtain additional financing. Several adverse conditions cast significant doubt on the validity of this assumption. The current financial equity market conditions, the inhospitable funding environment and the low price of the Company's common shares make it difficult to raise funds by private placements of shares. The junior resource industry has been severely adversely affected by the world economic situation, as it is considered to be a high-risk investment. While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, and settlement of debts by share issuances, or other forms of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.

The Company received $38,349 from the sale of its investment in marketable securities in fiscal 2009. The Company has been able to survive due to loans from related parties and the accrual and deferral of costs. Subsequent to July 31, 2009, the Company received $65,355 from the sale of its remaining investment in marketable securities. During the year ended July 31, 2009, the Company issued 19,899,700 common shares to creditors for settlement of liabilities totalling $994,994. The common shares were issued a price of $0.015, resulting in a gain on debt settlement of $696,498 in fiscal 2009. The Company currently holds 2,187,500 common shares of Northern Gold which will be available for sale by the Company in late February 2010, which were received under the option agreement on the Garrison property in Ontario in consideration of $175,000 of the initial option payment. These shares were received in October 2009 priced at $0.08 per share and are subject to a four-month hold under regulatory policies. At December 4, 2009, the common shares of Northern Gold had a market price of $0.22. If this market price continues to remain at this level, the quoted closing price could provide the Company with working capital of approximately $481,250, less costs of disposition.

The consolidated financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

The amounts shown as mineral properties and related deferred costs represent costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. Recoverability of the amounts shown for mineral properties is dependent upon the discovery of economically recoverable mineral reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain financing necessary to complete the exploration and development of its mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

Refer to measurement uncertainty regarding the mineral property interest in Section 1.12.

Outlook

During all of fiscal 2009, the shares of junior mineral exploration companies experienced substantial volatility, often based on factors unrelated to their financial performance or the prospects of the companies involved. Macroeconomic developments such as the US-focused financial crisis culminating in deep recession have impacted and altered market perceptions of the attractiveness of our industry sector. The Company's share price has floundered through this malaise as global events have been reshaping and recreating major parts of all capital markets. In addition, these factors have impacted the ability of the Company to obtain equity or debt financing. If these increased levels of volatility and market turmoil were to continue without change, the Company's operations could be adversely affected and the value and the price of the common shares would be negatively driven.

ValGold has so far survived the worst of the recession. Recently we have witnessed a possible turnaround in the market for ValGold's shares. The most likely reason for this turnaround is a general improvement in sentiment driven by short-term changes in commodity prices – in particular the upward trend in the spot and futures prices for gold, silver and copper. Management is of the opinion that this upward price trend for metals is likely to continue and in order to capitalize on it, is planning to focus on managing costs; improving shareholder communications; optioning its mineral properties and seeking valuable projects to acquire.

As work progresses on its Garrison Property, we anticipate an increase in news that could positively influence the market sentiment toward our Company. The Garrison Property hosts a fine exploration target that could be developed into successful gold operation. During the time that this work is being undertaken by Northern Gold, ValGold may benefit as the value of the property increases. We intend to deliver news of the progress of the exploration work as expeditiously and accurately as possible.

ValGold plans to review its Tower Mountain property and to evaluate various strategies for that asset. We will select the best suited alternative from such possible paths forward as seeking a new optionor for the property, seeking new financing for continuing the exploration work and potential for the sale of the asset.

Management is considering the potential of increasing our market valuations by looking at several possible transactions that could result in one or more new property acquisitions, a business combination and alternative financings.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

	Years ended July 31,	
Services provided by:	**2009**	**2008**
Glencoe Management Ltd. (c)	19,874	36,000
Quorum Management and Administrative Services Inc. (a)	434,132	861,508
Kent Avenue Consulting Ltd. (d)	30,000	42,750

Balances payable to:	**2009**	**2008**
Quorum Management and Administrative Services Inc. (a)	(85,778)	(214,119)
Officer and directors	(452,360)	(121,439)
Glencoe Management Ltd. (c)	(36,618)	(15,750)
Total balances payable	$ (574,756)	$ (351,308)

(a) Management, administrative, geological and other services have been provided by Quorum Management and Administrative Services Inc. ("Quorum"), formerly LMC Management Services Ltd. since August 1, 2001. Quorum is a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. At July 31, 2009, the Company has a 25% interest in Quorum. There is no difference between the cost of $1 and equity value. Three months of estimated working capital is required to be on deposit with Quorum under the terms of the services agreement, and at July 31, 2009, the Company did not have three months of fees advanced to Quorum, and was in arrears on its monthly payments. The contractual agreement provides for the issuance of shares in the capital of the Company to Quorum, cessation of services, or provision of security to the non-defaulting shareholders of Quorum. During the year ended July 31, 2009, the Company issued 10,773,900 common shares to Quorum at a price of $0.05 for settlement of $538,695 in debt, of which $377,086 was recorded as a gain, the difference between the settlement price and the market price on the date the common shares were issued.

(b) Directors' fees are paid to non-executive directors on a quarterly basis and for meetings attended during the year. Directors' fees have been accrued but not paid since December, 2007, and since the third quarter of the year ended July 31, 2009, are no longer accrued, until such time as the Company is able to pay directors' fees.

(c) Glencoe Management Ltd. is a private company controlled by Andrew F.B. Milligan, Chairman of the Company. Since August 1, 2004, management fees of $3,000 (2007 - $2,500) per month were paid to Glencoe Management Ltd. for the services of the Chairman. Fees of $36,618 have been accrued but not paid at July 31, 2009. Mr. Milligan did not stand for re-election in February 2009 and fees for his services as Chairman were terminated at that time.

(d) Consulting fees of $30,000 (2008 - $42,750) are paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner. These fees are paid through Quorum, and are also included in the balance for 'services provided by Quorum'. Any amount owing to Kent Avenue Consulting Ltd. is owed by Quorum, and so is included in the net payable to Quorum.

(e) The Company's investments include shares of two companies with directors and/or management in common with the Company throughout the fiscal year.

(f) Transactions with related parties are recorded at their exchange values which are the amounts entered into and agreed by both parties.

1.10 Fourth Quarter Results

See Section 1.5 – Summary of Quarterly Results (unaudited).

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions before the board of directors for consideration other than those in the ordinary course of business or as described in item 1.2 above.

1.12 Critical Accounting Estimates

As at July 31, 2009, the Company was a venture issuer. Management prepares and reviews estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenditures during the reporting period. Significant areas requiring the use of management estimates may include the determination of impairment of equipment and mineral property interests, investments, reclamation obligations, rates of amortization, securities issued for non-cash consideration, allocating proceeds from issuance of units to the component securities and future income taxes. The use of such judgment includes, but is not limited to future mineral prices and project capital, and operating and reclamation costs. Actual results could differ from those estimated.

The Company's recoverability of the recorded value of its mineral properties is based on market conditions for minerals, independent NI 43-101 reports of the underlying mineral resources associated with mineral property interests held by the Company completed in the year ended July 31, 2009, transactions entered into on the Tower Mountain and Garrison properties during that period and any future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof. The Company is continually reviewing its mineral property interests and write-downs are taken on a timely basis when the Company believes that there is no recoverability of the recorded value of its mineral properties, or no further exploration activity is planned, when the mineral property interest is written down to a nominal carrying value of $1 or written off if the mineral property interest is not in good standing.

The operations in Venezuela are subject to the effects of changes in legal, tax and regulatory regimes, national and local political, labour and economic developments or unrest, currency and exchange controls and import/export restrictions, government bureaucracy and other political risks and uncertain legal enforcement. The Company has not experienced any property specific adverse consequences to date on its operations in Venezuela or Canada, but general mining market conditions have deteriorated, resulting in a decrease in the price of the Company's common shares subsequent to the year-end, and creating difficulty in raising sufficient equity capital to effectively explore or develop the Company's mineral property interests.

One or more of the issues described herein, or other factors beyond our control in future periods, could adversely affect the Company's operations and investment in Venezuela and/or Canada in the future, and result in further mineral property write-downs. Such write-down amounts could be material.

1.13 Critical accounting policies and changes in accounting policies

Changes in accounting policy and adoption of recent accounting pronouncements

(a) Exploration expenditures

During the year ended July 31, 2009, the Company retrospectively changed its accounting policy for exploration expenditures to align itself with policies adopted by other exploration stage mining companies. In previous years, the Company had capitalized all such costs to mineral property interests held directly or through an investment, and only wrote down capitalized costs when the property was abandoned or determined to be impaired.

On March 27, 2009 the Emerging Issues Committee ("EIC") of the CICA issued EIC-174, "Mining Exploration Costs", which provides guidance on capitalization of exploration costs related to mining properties, in particular, and on impairment of long-lived assets in general.

The Company has retrospectively changed its accounting policy to expense exploration costs until the mineral property interest is deemed to reach the development stage, at which time it will commence capitalizing development costs. Significant costs related to mineral property acquisitions, including allocations for undeveloped mineral property interests, are capitalized until the viability of the mineral property interest is determined. After an economic analysis has been completed, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized. The impact of this change on the previously reported July 31, 2008, are noted in Section 1.4 of the Annual Report.

(b) Financial instruments

In June 2009, Handbook Section 3862 was further amended to include additional disclosures about fair value measurements of financial instruments and to enhance liquidity risk disclosure. The additional fair value measurement disclosure includes classification of financial instrument fair values in a fair value hierarchy comprising three levels reflecting the significance of the inputs used in making the measurements, described as follows:

Level 1: Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: Valuations based on directly or indirectly observable inputs in active markets for similar assets or liabilities, other than Level 1 prices, such as quoted interest or currency exchange rates; and
Level 3: Valuations based on significant inputs that are not derived from observable market data, such as discounted cash flow methodologies based on internal cash flow forecasts.

These amendments are required to be adopted for fiscal years ending after September 30, 2009, but early adoption is permitted. The Company has adopted these amendments for the fiscal year ended July 31, 2009.

Financial instruments and risk management

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost. The disclosures in the notes to these consolidated financial statements describe how the categories of financial instruments are measured and how income and expenses, including fair value gains and losses, are recognized.

As at July 31, 2009, the classification of the financial instruments, as well as their carrying values and fair values, are shown in the table below:

	2009		2008	
	Fair Value	Carrying Value	Fair Value	Carrying value
Held-for-trading				
Cash and cash equivalents	$ 10,892	$ 10,892	$ 236,485	$ 236,485
	10,892	10,892	236,485	236,485
Available-for-sale				
Investments	88,690	88,690	213,110	213,110
	$ 88,690	$ 88,690	$ 213,110	$ 213,110

The fair values of the Company's held-for-trading financial liabilities, such as accounts payable and accrued liabilities may be below carrying values due to the liquidity issues of the Company, as indicated by the $1,422,168 working capital deficiency at July 31, 2009. The fair values of the Company's held-for-trading financial assets, such as Goods and Services Tax and other receivables, approximate their carrying values at July 31, 2009.

The fair values of the Company's financial instruments measured at July 31, 2009, constitute Level 1 measurements for its investments within the fair value hierarchy and Level 2 measurements for its cash and cash equivalents defined under Canadian GAAP.

The Company recognized interest income during the year ended July 31, 2009, totalling $625, which represents interest income from the Company's held-for-trading investments. This balance represents interest income from all sources.

In addition, the Company recorded realized losses of $116,971 from the disposition of investments in marketable securities and the recognition of the impairment write-down on fair value of investments available-for-sale of $105,985.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company's maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

	2009
Accounts and other receivables -	
Currently due	$ 18,207
Past due by 90 days or less, not impaired	--
Past due by greater than 90 days, not impaired	--
	18,207
Cash and cash equivalents	10,892
Investments	88,690
	$ 117,789

Substantially all of the Company's cash and cash equivalents are held with major financial institutions in Canada, and management believes the exposure to credit risk with such institutions is not significant. Those financial assets that potentially subject the Company to credit risk are primarily its investment in marketable securities of publicly-traded companies and any receivables. The Company has increased its focus on credit risk given the impact of the current economic climate. The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held. In the year ended July 31, 2009, no material provision has been recorded in respect of impaired receivables. The Company's maximum exposure to credit risk as at July 31, 2009, is the carrying value of its financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests. The Company coordinates this planning and budgeting process with its financing activities through the capital management process in normal circumstances. Due to the lack of liquidity and working capital deficiency, management has increased its focus on liquidity risk given the impact of the current economic climate on the availability of finance. During the year ended July 31, 2009, the Company was able to complete a debt settlement of 19,899,700 common shares at a fair value of $298,496 at the time of issuance, to remove $994,994 in current liabilities from the balance sheet. The Company recorded a gain on the debt settlement of $696,498. The Company's financial liabilities are comprised of its accounts payable and accrued liabilities and amounts due to related parties, the contractual maturities of which at July 31, 2009, are summarized as follows:

		2009
Accounts payable and accrued liabilities with contractual maturities –		
Within 90 days or less	$	965,201
In later than 90 days, not later than one year		--
Due to related parties with contractual maturities		
Within 90 days or less		574,756
In later than 90 days, not later than one year		--

Market risks

The significant market risks to which the Company is exposed include commodity price risk, interest rate risk and foreign exchange risk.

- Commodity price risk

  The Company's ability to raise capital to fund exploration or development activities is subject to risk associated with fluctuations in the market prices of gold and the outlook for these metals, as the Company's ability to raise capital is affected by the commodity prices that the Company is exploring for on its mineral property interests. The Company does not have any hedging or other derivative contracts respecting its operations.

  Market prices for gold historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, levels of worldwide production, short-term changes in supply and demand, industrial and retail demand, central bank lending, and forward sales by producers and speculators. The Company has elected not to actively manage its commodity price risk.

- Interest rate risk
  The Company has no significant exposure at July 31, 2009, to interest rate risk through its financial instruments.

- Currency risk
  The Company's currency risk arises primarily with fluctuations in United States dollar and the Venezuelan bolivar. The Company has no revenue and any exposure to currency risk is related to expenditures by the Company in United States dollars or the Venezuelan bolivar, as the majority of operating expenses are payable in Canadian dollars. The currency risk by the Company relates to unpaid liabilities of the Company payable in United States dollars or Venezuelan bolivars.

  The Company has not hedged its exposure to currency fluctuations. At July 31, 2009, the Company is exposed to currency risk through the following assets and liabilities denominated in United States dollars and Venezuelan bolivars, but presented in Canadian dollar equivalents. The Company uses the parallel market rates when converting its transactions and assets and liabilities in Venezuelan bolivars.

	2009
United States dollars	
Cash and cash equivalents	68
Accounts payable and accrued liabilities	(302,785)
Venezuelan bolivars	
Cash and cash equivalents	--
Accounts payable and accrued liabilities	(458,180)

  Based on the above net exposures at July 31, 2009, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the United States dollar would result in an increase/decrease of $30,272 in the Company's loss from operations, and a 10% appreciation or depreciation of the Canadian dollar against the Venezuelan bolivar would result in an increase/decrease of $45,818 in the Company's loss from operations. The Company's exposure will primarily be due to changes in the Venezuelan bolivar, as a significant portion of its accrued liabilities are in Venezuelan bolivars.

The Company's objective in managing capital is to maintain adequate levels of funding to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral property interests in Ontario and Venezuela and to maintain a flexible capital structure which will optimize the costs of capital at an acceptable risk.

The Company endeavours to manage its capital structure in a manner that provides sufficient funding for operational activities through funds primarily secured through equity capital obtained in private placements. There can be no assurances that the Company will be able to continue raising capital in this manner.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this form of financing due to the current difficult conditions. The Company makes adjustments to its management of capital in the light of changes in economic conditions and the risk characteristics of its assets, seeking to limit shareholder dilution and optimize its costs of capital while maintaining an acceptable level of risk. The Company currently does not have sufficient funds for operations and must rely on equity financings, or forms of joint venture or other types of financing to continue exploration and development work and to meet its administrative overhead costs for the coming year.

There are no externally imposed capital requirements to which the Company is subject.

1.15 Other MD&A Requirements

See the Company's audited consolidated financial statements for the year ended July 31, 2009 and 2008.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.2 Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the annual audited consolidated financial statements.

(b) expensed research and development costs

Not applicable.

(c) deferred development costs

Not applicable.

(d) general administrative expenses

The required disclosure is presented in the Consolidated Statements of Operations for the year ended July 31, 2009.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d).

None.

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as of December 15, 2009, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at December 15, 2009

Authorized Capital

Unlimited number of common shares without par value.

Issued and Outstanding Capital

109,774,536 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates
1,205,000	0.25	January 25, 2011
100,000	0.25	July 18, 2011
470,000	0.25	December 20, 2012
580,000	0.25	November 14, 2013
1,635,000	0.35	April 12, 2012
150,000	0.62	June 20, 2012
4,140,000		

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Dates
4,306,000	$0.20	July 4, 2010
24,000	$0.20	July 4, 2010
2,942,000	$0.20	July 24, 2010
20,000	$0.20	July 24, 2010
7,292,000		

Other Information

The President and Chief Executive Officer and the Chief Financial Officer of ValGold Resources Ltd., have reviewed the annual consolidated financial statements and annual MD&A, of ValGold Resources Ltd. (the "issuer") for the year ended July 31, 2009.

Based on their knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

Note to Reader

In contrast to the certificate required under National Instrument 52-109 *Certificate of Disclosure in Issuers' Annual and Interim Filings* ("NI 52-109"), the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures "(DC&P") and internal control over financial reporting ("ICFR"), as defined in NI 52-109, in particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Approval

The Board of Directors of ValGold Resources Ltd. has approved the disclosure contained in the Annual MD&A. A copy of this Annual MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This Annual MD&A contains "forward-looking statements". These forward-looking statements are made as of the date of this Annual MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of exploration and development activities.

Form 52-109FV1
Certification of annual filings - venture issuer basic certificate

I, **Stephen J. Wilkinson, President and Chief Executive Officer of ValGold Resources Ltd.**, certify the following:

1. *Review:* I have reviewed annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference (together, the "annual filings") of **ValGold Resources Ltd.** (the "issuer") for the financial year ended **July 31, 2009**.

2. *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: **December 15, 2009**

"Stephen J. Wilkinson"
President and Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV1
Certification of annual filings - venture issuer basic certificate

I, **Shannon M. Ross, Chief Financial Officer of ValGold Resources Ltd.**, certify the following:

1. ***Review:*** I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the "annual filings") of **ValGold Resources Ltd.** (the "issuer") for the financial year ended **July 31, 2009.**

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: **December 15, 2009**

"Shannon M. Ross"

Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

FORM 13-502F1

CLASS 1 REPORTING ISSUERS -- PARTICIPATION FEE

Reporting Issuer Name: ValGold Resources Ltd.

End date of last completed fiscal year: July 31, 2009

Total number of securities of a class or series outstanding as at the end of the issuer's last completed fiscal year (i)

109,774,536 common shares

Simple average of the closing price of that class or series as of the last trading day of each month in the last completed fiscal year (See clauses 2.7(a)(ii)(A) and (B) of the Rule) (ii)

August 2008	$0.086
September 2008	$0.065
October 2008	$0.036
November 2008	$0.024
December 2008	$0.014
January 2009	$0.027
February 2009	$0.029
March 2009	$0.024
April 2009	$0.020
May 2009	$0.020
June 2009	$0.020
July 2009	$0.020

Market value of class or series (i) X (ii) =

July 31, 2009 –$2,195,491

(Repeat the above calculation for each other class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the last completed fiscal year)

N/A

(See paragraph 2.7(b) of the Rule)

(Provide details of how value was determined) Closing price times number of common shares issued and outstanding

(Repeat for each other class or series of securities to which paragraph 2.7(b) of the Rule applies)

(Add market value of all classes and series of securities)

2,195,491

(From Appendix A of the Rule, select the participation fee $600.00

beside the capitalization calculated above)

(As determined under section 2.5 of the Rule)

The Company's independent auditor has not performed a review of these consolidated financial statements.

VALGOLD RESOURCES LTD.
(an exploration stage company)
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2009 and 2008
(Unaudited – prepared by management)

The Company's independent auditor has not performed a review of these consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Balance Sheets
As at October 31, 2009 and July 31, 2009
(Unaudited – prepared by management)

	October 31, 2009	July 31, 2009
Assets		
Current assets		
Cash and cash equivalents	$ 31,369	$ 10,892
Accounts receivable and prepaids	27,415	18,208
Marketable securities (Note 6)	65,355	88,690
	124,139	117,790
Investments (Note 6)	240,626	--
Buildings and equipment (Note 7)	48,398	52,862
Mineral property interests (Note 5)	1,637,230	1,757,882
	$ 2,050,393	$ 1,928,534
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 1,141,374	$ 965,201
Due to related parties (Note 9)	691,929	574,756
	1,833,303	1,539,957
Shareholders' equity		
Share capital (Note 8 (b))	51,610,414	51,610,414
Warrants	386,642	386,642
Contributed surplus	3,295,707	3,295,707
Accumulated other comprehensive loss	87,500	--
Deficit	(55,163,173)	(54,904,186)
	217,090	388,577
	$ 2,050,393	$ 1,928,534

Going concern (Note 1)
Subsequent event (Note 12)
Commitments (Note 5 (b))

See accompanying notes to consolidated financial statements.

Approved by the Directors

"Kenneth Yurichuk"

Kenneth Yurichuk
Director

"Stephen J. Wilkinson"

Stephen J. Wilkinson
Director

The Company's independent auditor has not performed a review of these consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Statements of Operations and Deficit
Three months ended October 31, 2009 and 2008
(Unaudited – prepared by management)

	2009	2008 (restated)
Expenses (recoveries)		
Amortization	$ 2,928	$ 3,225
Exploration costs (Note 13)	176,931	211,919
Foreign exchange loss	4,186	61,154
Interest expense	2,294	6,561
Legal, accounting and audit	16,000	8,785
Management and consulting fees (Note 9)	7,500	16,500
Office and administration (Note 9)	18,109	76,820
Salaries and benefits	63,414	136,945
Shareholder communications	1,402	30,007
Stock-based compensation	--	13,967
Travel and conferences	--	--
	292,764	565,883
Recovery in excess of mineral property acquisition costs	(57,012)	--
Impairment write-down on marketable securities	23,335	--
Interest income	(100)	(462)
Loss for the period	(258,987)	(565,421)
Deficit, beginning of period	(54,904,186)	(53,981,238)
Deficit, end of period	$ (55,163,173)	$ (54,546,659)
Loss per common share – basic and diluted	$ (0.00)	$ (0.01)
Weighted average number of common shares – basic and diluted	109,774,536	89,801,466

Statement of Comprehensive Loss
(Unaudited – prepared by management)

	2009	2008 (restated)
Loss for the period before comprehensive loss	$ (258,987)	$ (565,421)
Unrealized gain (loss) on investments	87,500	(108,409)
Comprehensive loss	$ (171,487)	$ (673,830)

See accompanying notes to consolidated financial statements.

The Company's independent auditor has not performed a review of these consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Statements of Shareholders' Equity
Three months ended October 31, 2009 and 2008
(Unaudited – prepared by management)

	Common Shares Without Par Value		Warrants	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income	Total Shareholders' Equity
	Shares	Amount					
Balance, July 31, 2008 (restated)	89,624,836	$ 51,286,918	$ 2,101,899	$ 1,563,547	$ (53,981,238)	$ (136,886)	$ 834,240
Shares issued for mineral property interests and other							
Tower Mountain annual pre-production royalty paid in shares	250,000	25,000	--	--	--	--	25,000
Shares issued for debt	19,899,700	298,496	--	--	--	--	298,496
Stock-based compensation	--	--	--	16,903	--	--	16,903
Change in investments for the period	--	--	--	--		136,886	136,886
Warrants expired, unexercised	--	--	(1,715,257)	1,715,257	--	--	--
Loss for the period	--	--	--	--	(922,948)	--	(922,948)
Balance, July 31, 2009	109,774,536	51,610,414	386,642	3,295,707	(54,904,186)	--	388,577
Change in investments for the period	--	--	--	--	--	87,500	87,500
Loss for the period	--	--	--	--	(258,987)	--	(258,987)
Balance, October 31, 2009	109,774,536	$ 51,610,414	$ 386,642	$ 3,295,707	$ (55,163,173)	$ 87,500	$ 217,090

See accompanying notes to consolidated financial statements.

The Company's independent auditor has not performed a review of these consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Statements of Cash Flows
Three months ended October 31, 2009 and 2008
(Unaudited – prepared by management)

		2009		2008
Cash provided by (used for)				**(restated)**
Operations				
Loss for the period	$	(258,987)	$	(565,421)
Items not involving cash				
Amortization		4,464		15,126
Stock-based compensation		--		16,902
Impairment write-down on marketable securities		23,335		--
Recovery in excess of mineral property acquisition costs		(57,012)		--
Changes in non-cash operating working capital				
Accounts receivable and prepaids		(9,207)		69,788
Accounts payable and accrued liabilities		176,172		106,380
		(121,235)		(357,225)
Investments				
Mineral property interests				
Acquisition costs		(461)		--
Proceeds from mineral property option		25,000		--
		24,539		--
Financing				
Related party advances		117,173		218,996
		117,173		218,996
Increase (decrease) in cash and cash equivalents during the period		20,477		(138,229)
Cash and cash equivalents, beginning of period		10,892		236,485
Cash and cash equivalents, end of period	$	31,369	$	98,256

Supplementary cash flow information (Note 11)

See accompanying notes to consolidated financial statements.

The Company's independent auditor has not performed a review of these consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Consolidated Financial Statements
Three months ended October 31, 2009 and 2008
(Unaudited – prepared by management)

1. Nature of operations and going concern uncertainty

ValGold Resources Ltd. ("the Company") is incorporated under the British Columbia Business Corporations Act. The Company is presently engaged in the business of exploration and development of mineral properties in Canada and Venezuela, and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

The accompanying consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern. Several adverse conditions as set out below cast significant doubt on the validity of this assumption. At October 31, 2009, the Company has no source of operating cash flow and an accumulated deficit of $55,163,173 (July 31, 2009 - $54,904,186). At October 31, 2009, the Company has a working capital deficiency of $1,709,164 (July 31, 2009 - $1,422,167). Operations for the period ended October 31, 2009, were funded primarily from the sale of shares of marketable securities and the use of cash on hand and advances from related parties and the sale of investments in marketable securities.

The Company's ability to continue as a going concern is contingent on its ability to obtain additional financing. The Company has entered into an option agreement on its Tower Mountain property (Note 5 (b)), but as yet, the optionor has been unable to fund its planned exploration program. Subsequent to July 31, 2009, the Company signed a final option agreement on its Garrison property (Note 5 (a)), and received the first payment under the option agreement comprised of $25,000 in cash and 2,178,500 common shares of Northern Gold Mining Inc. ("Northern Gold"), which become free-trading in February 2010. The market price of the common shares of Northern Gold was $0.07 on the day they were issued to the Company.

The current financial equity market conditions, and the challenging funding environment make it difficult to raise funds by private placements of shares. There is no assurance that the Company will be successful with any financing ventures. It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration of its mineral property interests. While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of mineral property interests and other assets, and settlement of debts by share issuances, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.

The consolidated financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

The amounts shown as mineral property interests represent acquisition costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. Recoverability of the amounts shown for mineral property interests is dependent upon the discovery of economically recoverable mineral reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain financing necessary to complete the exploration and development of its mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

The Company's independent auditor has not performed a review of these consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Consolidated Financial Statements
Three months ended October 31, 2009 and 2008
(Unaudited – prepared by management)

2. Basis of presentation

The accompanying financial statements for the interim periods ended October 31, 2009 and 2008, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These interim consolidated financial statements do not contain all of the information required for annual financial statements and should be read in conjunction with the most recent annual audited consolidated financial statements for the year ended July 31, 2009.

3. Changes in accounting policy

During the year ended July 31, 2009, the Company retrospectively changed its accounting policy for exploration expenditures to align itself with policies adopted by other exploration stage mining companies. In previous years, the Company had capitalized all such costs to mineral property interests held directly or through an investment, and only wrote down capitalized costs when the property was abandoned or determined to be impaired.

On March 27, 2009 the Emerging Issues Committee ("EIC") of the CICA issued EIC-174, "Mining Exploration Costs", which provides guidance on capitalization of exploration costs related to mining properties, in particular, and on impairment of long-lived assets in general.

The Company has retrospectively changed its accounting policy to expense exploration costs until the mineral property interest is deemed to reach the development stage, at which time it will commence capitalizing development costs. Significant costs related to mineral property acquisitions, including allocations for undeveloped mineral property interests, are capitalized until the viability of the mineral property interest is determined. After an economic analysis has been completed, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized. The impact of this change on the previously reported October 31, 2008, interim consolidated financial statements is as follows:

	As Previously Reported	Restatement	As Restated
Mineral properties interests at October 31, 2008	$ 11,396,037	$ (9,665,387)	$ 1,730,650
Deficit at October 31, 2008	44,881,272	9,665,387	54,546,659
Cumulative changes in deficits prior to July 31, 2008	28,928,037	10,657,364	39,585,401
Changes to the statement of operations in the three months ended October 31, 2008			
Exploration expenses	--	211,919	211,919
Write-down of mineral property interests	22,214	(22,214)	--
Loss for the three months ended October 31, 2008	(375,716)	(189,705)	(565,421)
Loss per share for the three months ended October 31, 2008	$0.00	$(0.01)	$(0.01)
Cumulative changes in deficit and mineral property interests		9,665,387	
Change in cumulative deficit, restated, October 31, 2008	$ 39,585,401	$ 14,395,837	$ 53,981,238

4. Accounting standards issued but not yet effective

(a) Goodwill and intangible assets

In February 2008, the CICA issued Handbook Section 3064, "Goodwill and Intangible Assets", replacing Handbook Section 3062, "Goodwill and Intangible Assets", and Section 3450, "Research and Development Costs". This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Handbook Section 3062. The new section is effective for the Company on August 1, 2009. The Company has no goodwill or intangible assets as of October 31, 2009.

(b) Consolidated financial statements and non-controlling interests

In January 2009, the CICA issued Handbook Section 1601, "Consolidated Financial Statements", and Handbook Section 1602, "Non-Controlling Interests", which together replace Handbook Section 1600, "Consolidated Financial Statements". These two sections are equivalent to the corresponding provisions of International Accounting Standard 27, Consolidated and Separate Financial Statements (January 2008). Handbook Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statement. The new sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's identifiable net assets. The new sections also require non-controlling interests to be presented as a separate component of shareholders' equity.

Under Handbook Section 1602, non-controlling interest income is not deducted in arriving at consolidated net income or other comprehensive income. Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interest based on relative ownership interests. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582. The Company is currently assessing the future impact of these new sections on its consolidated financial statements.

(c) Business combinations

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations, and provides the equivalent to International Financial Reporting Standards ("IFRS") 3R, Business Combinations (January 2008). The new section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination. The new section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100% of the equity interest in the acquiree is owned at the acquisition date.

The Company's independent auditor has not performed a review of these consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Consolidated Financial Statements
Three months ended October 31, 2009 and 2008
(Unaudited – prepared by management)

4. Accounting standards issued but not yet effective (continued)

(c) Business combinations (continued)

The measurement of equity consideration given in a business combination will no longer be based on the average of the fair value of the shares a few days before and after the day the terms and conditions have been agreed to and the acquisition announced, but rather at the acquisition date. Subsequent changes in the fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price. Restructuring and other direct costs of a business combination are no longer considered part of the acquisition accounting. Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities.

The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. This new section will only have an impact on our consolidated financial statements for future acquisitions that will be made in periods subsequent to the date of adoption.

5. Mineral property interests

Acquisition costs in respect of the Company's mineral property interests owned, leased and under option consist of the following:

	July 31, 2009	Additions (Dispositions)	October 31, 2009
Garrison Project (a)	$ 121,113	$ (121,113)	$ --
Tower Mountain (b)	314,211	461	314,672
Venezuela Properties (c)	1,322,558	--	1,322,558
	$ 1,757,882	$ (120,652)	$ 1,637,230

(a) Garrison Project, Ontario

In June 2005, the Company purchased 100% interest in 35 claims located in Garrison Township, Kirkland Lake District, Larder Lake Mining Division in northern Ontario for a one-time cash payment of $110,000.

During the three months ended October 31, 2009, the Company finalized an agreement with Northern Gold Mining Inc. ("Northern Gold"), whereby Northern Gold may acquire an initial 50% undivided interest in the property by making cash payments to the Company of $1,000,000 over four years, with all or part of the payments being made in Northern Gold common shares at Northern Gold's option, using a 20-day value weighted average price. The Company received $25,000 in cash and 2,187,500 common shares for the first annual payment of $200,000. The shares received were recorded at a market value of $0.07, the price on the date of receipt of the common shares. To earn the 50% interest, Northern Gold must also complete exploration work on the property in the amount of $4,000,000 over four years, with $500,000 being spent on the property in the first year of the agreement and not less than $750,000 to be expended in each of the subsequent years. After earning the initial 50% interest, Northern Gold may increase its interest to 80% by making additional cash payments of $1,000,000 over four years, with all or part of the payments being made in Northern Gold common shares at Northern Gold's option, priced using a 20-day value weighted average price and completing additional exploration work on the property in the amount of $4,000,000 over the next four years.

5. Mineral property interests (continued)

(b) Tower Mountain Project, Ontario

In June 2002, the Company entered into an option agreement with two optionors to earn a 100% interest in the Tower Mountain Gold Property located in north western Ontario. The Company earned its interest by making cash payments of $220,000 and completing $1,000,000 in exploration expenditures on the property over a four-year period. Commencing in 2008, an annual pre-production royalty of $25,000 in cash or shares is payable, ending on commencement of production. On August 27, 2008, the Company issued 250,000 common shares at a market price of $0.10, as payment for the initial royalty payment. The Company also acquired a building on the property at a cost of $25,000. The property is subject to a 2.5% NSR on production which may be reduced to 1.5% by a payment to the optionors of $1,000,000 at any time up to the commencement of commercial production. The pre-production royalty due in July 2009 has not been paid, but will be paid when the Company is able. The Company has been in discussions with the holder of the advance royalty payment.

During the three months ended October 31, 2009, the Company revised an agreement entered into in early 2009 with HMZ Metals Inc. ("HMZ"), whereby HMZ was granted an option to acquire 50% of the Company's interest in the property. Pursuant to the amended agreement, HMZ must issue to the Company 2,000,000 HMZ post-consolidation common shares on or prior to August 31, 2013, and incur a minimum of $2,900,000 in expenditures on or in relation to the property. Share issuances are as follows: 400,000 shares upon receipt on regulatory approval, and 400,000 shares at each of the next four anniversaries of regulatory approval; and expenditures of not less than $350,000 to be spent on the property on or prior to February 28, 2010, and thereafter, no less than $100,000 on or before August 31, of the next four years to August 31, 2013. In addition, HMZ has agreed to pay the annual taxes on patented claims forming part of the property and make the annual $25,000 pre-production royalty payment due on the property for the duration of the agreement. HMZ may, at its discretion, accelerate its option and earn its interest in and to the property by completing its obligations at any time prior to the dates set out above. Upon completing its earn-in obligations HMZ would be vested with 50% of the Company's right, title and interest in the property, and the parties would enter into a 50:50 joint venture for the further exploration and development of the property. HMZ is under a cease trade order with the securities' regulators, and the agreement, as amended, may need to be terminated if HMZ is unable to meet its commitments with respect to the property.

(c) Venezuela Properties, Venezuela

In January 2006, the Company entered into a memorandum of understanding with a group of three private companies under which the Company could acquire all of the shares of Honnold Corp, a British Virgin Island company that indirectly held twenty-seven exploration licenses in Bolivar State, Venezuela (the "Venezuela Properties"). The acquisition was accomplished in two phases. Initially, the Company advanced US$500,000 cash and 5,000,000 common shares as consideration for acquiring the sole and exclusive right and option to purchase the shares of Honnold Corp. The initial shares were issued immediately following regulatory approval of the transaction. The option, as amended, was then exercisable at any time up to October 9, 2007. To complete the exercise of the option, the Company paid the optionors an additional US$1,500,000 in cash and issued 15,014,443 common shares, with a fair value of US$5,000,000. The number was calculated based on a per share amount equal to US$0.20 plus one-half of the difference between US$0.20 and the average closing price of the Company's common shares as traded on the TSX Venture Exchange over the 90-day period prior to the exercise date, but in any event was to be not less than US$0.20.

The Company's independent auditor has not performed a review of these consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Consolidated Financial Statements
Three months ended October 31, 2009 and 2008
(Unaudited – prepared by management)

5. Mineral property interests (continued)

The optionors retain a collective 10% free carried interest in the properties until the completion of a bankable feasibility study on the properties or any portion thereof. If they elect to maintain this interest, they would be obligated to provide their share of funding as required or their 10% interest would be diluted. The optionors also retain a 2% NSR interest in the Venezuela Properties. An arm's length finder's fee was paid in two installments of common shares for a total of 1,265,073 common shares. The mineral property costs of $1,322,558 reflect the costs related to acquisition costs on the Increible concessions, a portion of the Venezuelan Properties.

(d) Measurement uncertainty

The operations in Venezuela are subject to the effects of changes in legal, tax and regulatory regimes, national and local political, labour and economic developments or unrest, currency and exchange controls and import/export restrictions, government bureaucracy and other political risks and uncertain legal enforcement. The Company has not experienced any property specific adverse impact to date on its operations in Venezuela or Canada, but general mining market conditions have deteriorated, particularly with respect to exploration in Venezuela, resulting in a decrease in the price of the Company's common shares and creating difficulty in raising sufficient equity capital to effectively explore or develop the Company's mineral property interests.

One or more of the issues described herein, or other factors beyond our control in future periods could adversely affect the Company's operations and investment in Venezuela and/or Canada in the future, and could result in further potential or total write-downs of the Company's recorded mineral property interests of $1,637,230 at October 31, 2009. Such write-down amounts could be material.

6. Marketable securities and investments

	Number of Shares	Book Value October 31, 2009	Fair Value October 31, 2009	Fair Value July 31, 2009
Emgold Mining Corporation (Note 8 (f))	400,000	$ 19,555	$ 19,555	$ 32,000
Sultan Minerals Inc. (Note 8 (f))	665,000	33,270	33,270	46,550
Brigadier Gold Ltd.	507,000	12,530	12,530	10,140
Total Marketable Securities		65,355	65,355	88,690
Northern Gold Mining Inc.	2,187,500	153,126	240,626	--
Total Investments		$ 153,126	$ 240,626	$ --
Total		$ 218,481	$ 305,981	$ 88,690

Subsequent to October 31, 2009, the Company sold 507,000 common shares of Brigadier Gold Ltd., 665,000 common shares of Sultan Minerals Inc. and 400,000 common shares of Emgold Mining Corporation for net proceeds of $65,355.

The Company's independent auditor has not performed a review of these consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Consolidated Financial Statements
Three months ended October 31, 2009 and 2008
(Unaudited – prepared by management)

7. Buildings and equipment

	Cost	Accumulated Amortization	Net Book Value October 31, 2009	Cost	Accumulated Amortization	Net Book Value July 31, 2009
Vehicles	$ 21,449	$ 21,449	$ --	$ 21,449	$ 21,449	$ --
Office equipment	30,715	27,975	2,740	30,715	27,614	3,101
Buildings	61,339	20,238	41,101	61,339	18,704	42,635
Computer equipment	18,626	15,498	3,128	18,626	14,069	4,557
Field equipment	53,282	51,853	1,429	53,282	50,713	2,569
	$ 185,411	$ 137,013	$ 48,398	$ 185,411	$ 132,549	$ 52,862

8. Share capital

(a) Authorized

Unlimited number of common shares without par value

(b) Issued and fully paid

See Consolidated Statements of Shareholders' Equity.

(c) Stock options

In January 2008, the shareholders approved a 10% rolling stock option plan as prescribed by the policies of the TSX Venture Exchange. The Company has a stock option plan for its directors, employees and consultants to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. Options generally vest immediately or over a two-year period, and have a maximum term of ten years. The plan currently allows for the issue of up to 10,977,454 stock options

The following table summarizes changes in the number of stock options outstanding:

	Options	Weighted Average Exercise Price
Balance, October 31, 2009 and July 31, 2009	4,140,000	$0.30
Exercisable at October 31, 2009 and July 31, 2009	4,140,000	$0.30

8. Share capital (continued)

The following table summarizes information about the stock options outstanding at October 31, 2009:

Number Outstanding at October 31, 2009	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
1,205,000	1.2 years	$0.25
100,000	1.7 years	$0.25
470,000	3.1 years	$0.25
580,000	4.0 years	$0.25
1,635,000	2.4 years	$0.35
150,000	2.6 years	$0.62
4,140,000	2.4 years	$0.30

The Black-Scholes option valuation model ("B-S") was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded. The B-S model also requires an estimate of expected volatility so the Company uses historical volatility rates to arrive at an estimate. Changes in the subjective input assumptions can materially affect the fair value estimate of stock options granted. During the period, stock-based compensation of $2,935 was capitalised to mineral property interests on the balance sheet.

(d) Warrants

As at October 31, 2009, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
2,377,500	$0.60	November 30, 2009
204,800*	$0.35	November 30, 2009
102,400	$0.60	November 30, 2009
456,000	$0.60	December 10, 2009
68,200*	$0.35	December 10, 2009
34,100	$0.60	December 10, 2009
4,330,000	$0.20	July 4, 2010
2,962,000	$0.20	July 24, 2010
10,535,000	$0.32 (Average)	

The warrants noted with an asterisk (*) are finder's unit warrants exercisable at $0.35 to receive one common share and one warrant. Each warrant is then exercisable at a price of $0.60 for two years. These finder's unit warrants were valued using the B-S valuation model using a risk free interest rate of 3.66%, a two-year life, and an expected volatility of 78% and 79%, and no dividends.

Subsequent to October 31, 2009, 2,833,500 warrants priced at $0.60, 273,000 warrants priced at $0.35, and 136,500 warrants priced at $0.60, expired, with expiry dates of November 30, 2009, and December 10, 2009, expired unexercised.

The Company's independent auditor has not performed a review of these consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Consolidated Financial Statements
Three months ended October 31, 2009 and 2008
(Unaudited – prepared by management)

8. Share capital (continued)

The following table summarizes changes in the number of warrants outstanding:

	Warrants	Weighted Average Exercise Price
Balance, October 31, 2009 and July 31, 2009	10,535,000	$0.32

9. Related party transactions and balances

	Three months ended October 31,	
Services provided by:	2009	2008
Glencoe Management Ltd. (c)	--	9,000
Quorum Management and Administrative Services Inc. (a and d)	51,494	204,491
Kent Avenue Consulting Ltd. (d)	7,500	7,500

Balances payable to	October 31, 2009	July 31, 2009
Quorum Management and Administrative Services Inc. (a)	(139,771)	(85,778)
Officer and directors	(515,540)	(452,360)
Glencoe Management Ltd. (c)	(36,618)	(36,618)
Total balances payable	$ (691,929)	$ (574,756)

(a) Management, administrative, geological and other services have been provided by Quorum Management and Administrative Services Inc. ("Quorum"), formerly LMC Management Services Ltd. since August 1, 2001. Quorum is a private company held jointly by the Company and other public companies, providing services on a full cost recovery basis to the various public entities currently sharing office space with the Company. At October 31, 2009, the Company has a 25% interest in Quorum at a cost of $1. There is no difference between the cost of $1 and equity value. Three months of estimated working capital is required to be on deposit with Quorum under the terms of the services agreement, and at October 31, 2009, the Company did not have three months of fees advanced to Quorum, and was in arrears on its monthly payments. The contractual agreement provides for the issuance of shares in the capital of the Company to Quorum, cessation of services, or provision of security to the non-defaulting shareholders of Quorum.

(b) Directors' fees were paid to non-executive directors on a quarterly basis and for meetings attended. Directors' fees were accrued but not paid since December, 2007, and since the third quarter of the year ended July 31, 2009, are no longer being accrued, until such time as the Company is able to pay directors' fees.

(c) Glencoe Management Ltd. is a private company controlled by Andrew F.B. Milligan, Chairman of the Company. Management fees of $3,000 were paid to Glencoe Management Ltd. for the services of the Chairman. Fees of $36,618 have been accrued but not paid at October 31, 2009. Mr. Milligan did not stand for re-election in February 2009 and fees for his services as Chairman were terminated at that time.

The Company's independent auditor has not performed a review of these consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Consolidated Financial Statements
Three months ended October 31, 2009 and 2008
(Unaudited – prepared by management)

9. Related party transactions and balances (continued)

(d) Consulting fees of $7,500 (2008 - $12,500) are paid or are payable indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner. These fees are paid through Quorum, and are also included in the balance for 'services provided by Quorum'. Any amount owing to Kent Avenue Consulting Ltd. is owed by Quorum, and so is included in the net payable to Quorum.

(e) Balances receivable from related parties are non-interest bearing and due on demand.

(f) The Company's investments include shares of two companies with directors and/or management in common with the Company throughout the period.

(g) Transactions with related parties are recorded at their exchange values which are the amounts entered into and agreed by both parties.

10. Financial instruments

The Company has not hedged its exposure to currency fluctuations. At October 31, 2009, the Company is exposed to currency risk through the following assets and liabilities denominated in United States dollars and Venezuelan bolivars, but presented in Canadian dollar equivalents. The Company uses the parallel market rates when converting its transactions and assets and liabilities in Venezuelan bolivars.

	October 31, 2009
United States dollars	
Cash and cash equivalents	157
Accounts payable and accrued liabilities	(322,223)
Venezuelan bolivars	
Cash and cash equivalents	--
Accounts payable and accrued liabilities	(665,080)

Based on the above net exposures at October 31, 2009, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the United States dollar would result in an increase/decrease of $32,207 in the Company's loss from operations, and a 10% appreciation or depreciation of the Canadian dollar against the Venezuelan bolivar would result in an increase/decrease of $66,508 in the Company's loss from operations. The Company's exposure will primarily be due to changes in the Venezuelan bolivar, as a significant portion of its accrued liabilities are in Venezuelan bolivars.

11. Supplementary cash flow information

During the three months ended October 31, 2009 and 2008, the Company conducted non-cash investing and financing activities as follows:

	2009	2008
Shares issued related to mineral property interests and finders' fees	$ --	$ 25,000

12. Subsequent event

Subsequent to October 31, 2009, the Company received $78,815 from a third party relating to a property investigation conducted by the Company several years ago. The amount included interest of $14,810 in addition to the amount receivable of $64,005 which had been written off by the Company in the year ended July 31, 2007.

The Company's independent auditor has not performed a review of these consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Note 13: Exploration expenses
Three months ended October 31, 2009
(Unaudited – prepared by management)

	Tower Mountain and Other, Ontario	Venezuelan Properties, Venezuela	Garrison Property, Ontario	Total Exploration Expenses October 31, 2009
Exploration expenses				
Incurred during the period				
Land lease and property taxes	--	30,724	--	30,724
Site activities	625	144,674	908	146,207
Total expenses, October 31, 2009	$ 625	$ 175,398	$ 908	$ 176,931

The Company's independent auditor has not performed a review of these consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Note 13: Exploration expenses
Three months ended October 31, 2008
(Unaudited – prepared by management)

	Tower Mountain and Other, Ontario	Venezuelan Properties, Venezuela	Manitoba Properties	Garrison Property, Ontario	Guyana Properties, Guyana	Total Exploration Expenses October 31, 2009
Cumulative exploration expenses						
October 31, 2008, as previously reported	$2,667,228	$3,306,636	$2	$3,691,521	--	$9,665,387
Adjustments	(2,667,228)	(3,306,636)	(2)	(3,691,521)	--	(9,665,387)
Restated, October 31, 2008	--	--	--	--	--	--
Incurred during the period						
Assays and analysis	--	--	--	12	4,877	4,889
Geological and geophysical	1,050	29,079	71	238	(499)	29,939
Land lease and property taxes	--	51,991	--	--	--	51,991
Site activities	758	95,113	23	5,453	17,801	119,148
Stock-based compensation	--	2,382	--	612	(59)	2,935
Travel and accommodation	--	3,017	--	--	--	3,017
Total expenses, October 31, 2008	$ 1,808	$ 181,582	$ 94	$ 6,315	$ 22,120	$ 211,919

The Company's independent auditor has not performed a review of these consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Note 13: Exploration expenses
(Unaudited – prepared by management)
Year ended July 31, 2009

	Tower Mountain and Other, Ontario	Venezuelan Properties, Venezuela	Manitoba Properties	Garrison Property, Ontario	Guyana Properties, Guyana	Total Exploration Expenses July 31, 2009
Cumulative exploration expenses						
July 31, 2008, as previously reported	$ 2,665,420	$ 3,125,054	$ 2	$ 3,685,206	$ --	$ 9,475,682
Adjustments	(2,665,420)	(3,125,054)	(2)	(3,685,206)	--	(9,475,682)
Restated, July 31, 2008	--	--	--	--	--	--
Incurred during the year						
Assays and analysis	--	--	--	52	8,323	8,375
Geological and geophysical	1,165	29,256	134	(996)	(152)	29,407
Land lease and property taxes	--	184,634	--	--	--	184,634
Site activities	2,663	176,871	40	11,494	17,857	208,925
Stock-based compensation	--	2,382	--	612	(59)	2,935
Travel and accommodation	--	3,017	--	--	--	3,017
Total expenses, July 31, 2009	$ 3,828	$ 396,160	$ 174	$ 11,162	$ 25,969	$ 437,293

ValGold Resources Ltd.
Management Discussion and Analysis for the Three Months Ended October 31, 2009

ValGold Resources Ltd.
Management Discussion and Analysis for the Three Months Ended October 31, 2009

1.1 Date

The effective date of this interim report is December 23, 2009.

1.2 Overview

ValGold Resources Ltd. ("ValGold" or the "Company") is a mineral exploration company. The Company has a portfolio of mineral exploration projects.

This Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements". All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward-looking statements that may involve various risks and uncertainties including future changes in prices of gold and other metals; variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, and other factors. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Subject to applicable laws, the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.

This MD&A should be read in conjunction with the audited consolidated financial statements of ValGold for the year ended July 31, 2009, and the interim consolidated financial statements for the three months ended October 31, 2009 and 2008. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

The following is a brief summary of its current activities.

- ValGold's loss for the three months ended October 31, 2009 ("fiscal 2010") was $258,987 or $0.00 per share compared to a loss of $565,421 (as restated) or $0.01 per share in the three months ended October 31, 2008 ("fiscal 2009").
- The Company had securities with a fair value of $65,355 at October 31, 2009, sold subsequent to the period end for net proceeds of $65,355. In fiscal 2010 the Company received cash of $25,000 and 2,187,500 common shares of Northern Gold Mining Inc. ("Northern Gold") for the option of its Garrison Property in Ontario with a fair value at October 31, 2009 of $240,626.
- During fiscal 2010, cash used in operations was $121,235, compared to $357,225, as restated, in fiscal 2009. Exploration expenses totalled $176,931 in fiscal 2010 compared to $211,919 in fiscal 2009. Exploration activities were incurred on the following mineral properties in fiscal 2010, with the comparative figures for fiscal 2009 in parentheses: Tower Mountain - $625 ($1,808), Venezuelan properties - $175,398 ($181,582); Manitoba Properties $Nil ($94), Garrison Property - $908 ($6,315), and Guyana - $Nil ($22,120).

At October 31, 2009, the Company had a working capital deficiency of $1,709,164, including $691,929 owing to related parties. The Company's ability to continue operations is contingent on its ability to obtain additional financing, as its current cash on hand is not sufficient to cover accounts payable, which are primarily accrued liabilities relating to operations in Venezuela.

Although there are no assurances that management's plan will be realized, management believes the Company may be able to secure the necessary financing to continue operations into the future. With current market conditions, financing may be in the form of equity offerings, sales of assets, joint ventures, or other form of corporate reorganization. The Company has sold its investment in common shares of public companies, which have been used as a source of working capital.

1.2.1 Venezuela Acquisition

In October 2007, ValGold completed its acquisition of all of the shares of Honnold Corp. ("Honnold"), a British Virgin Island company that, through a group of wholly-owned direct and indirect subsidiaries, held twenty-seven exploration licenses (the "Venezuelan Properties") covering approximately 1,300 square kilometers ("km") in Bolivar State, Venezuela. During the option period, the Company reduced the number of licenses to 21 concessions covering approximately 1,071 square km.

Exploration expenditures by Honnold from 1991 to 1999 amounted to US$38 million and outlined several occurrences of significant gold mineralization. An extensive database was acquired including detailed airborne magnetic and radiometric surveys, soil surveys, drilling and geologic reports.

In the year ended July 31, 2008, ValGold wrote down the Venezuelan Properties acquisition costs by $7,935,348, which leaves the acquisition costs not written off in prior years as a value for the remaining claims and the geologic database acquired, at $1,322,558. The Company does not have the working capital to carry out any exploration programs on the property, although the Company has completed and filed an initial mineral resource estimate prepared by Micon International on the Los Patos gold deposit. The full NI 43-101 report dated April 10, 2008, on the main zone of the Los Patos gold deposit was filed on SEDAR. The Company had planned to resume its exploration work with diamond drilling to expand the limits of the Los Patos deposit in addition to testing the other high priority gold targets along the highly prospective Los Chivos shear zone.

The Company is continuing to pursue all avenues with respect to the properties, including joint venture, disposition or other forms of financing.

Fiscal 2010 exploration expenditures with the comparative fiscal 2009 figures on the Venezuelan Properties include geological and geophysical - $Nil ($29,079); land lease and property taxes - $30,724 ($51,991); site activities - $144,674 ($95,113); stock-based compensation - $Nil ($2,382) and travel and accommodation - $Nil ($3,017). The Company has curtailed all expenses in Venezuela, other than necessary accruals related to unpaid liabilities.

Tax Treaties

Venezuela has entered into tax treaties with a number of countries including Canada.

Exchange Controls

The Company has been able to obtain bolivars at rates significantly better than the prevailing official exchange rates. As a result, the exchange rates realized by the Company in the parallel market have been used to translate the balances from bolivars to Canadian dollars.

Venezuela currently has exchange controls that affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency. The Central Bank of Venezuela enacted such exchange control measures in 2003 to protect international reserves. The exchange rate, originally fixed at approximately 1.600 Bolivars/$US, has been adjusted upwards twice since 2003, and presently stands fixed at 2.150 Bolivars/$US. Continuance of exchange controls could adversely affect the Company's operations in Venezuela, including its ability to satisfy its obligations.

1.2.2 Garrison Property, Ontario

ValGold has a 100% right, title and interest in 35 mining claims located in Garrison Township, Kirkland Lake District, Larder Lake Mining Division in Northern Ontario. The property is located 40 km north of the Town of Kirkland Lake, 100 km east of Timmins and 8 km west of and on strike with St. Andrews Goldfields Ltd. Holloway and Holt-McDermott gold mines. Access to the property is by Ontario highway 101 that runs along the north boundary of the property. The mining leases cover approximately three kilometres of the famous Destor Porcupine Fault Zone ("DPFZ") and a major splay, the Munro Fault Zone ("MFZ").

Fiscal 2010 exploration expenditures incurred by the Company before the transaction with Northern Gold, with the comparative fiscal 2009 figures on the Garrison Property include assay and analysis costs - $Nil ($12); geological and geophysical - $Nil ($238); site activities - $908 ($5,453) and stock-based compensation - $Nil ($612)

During the three months ended October 31, 2009, the Company finalized an agreement with Northern Gold, whereby Northern Gold may acquire an initial 50% undivided interest in the property by making cash payments to the Company of $1,000,000 over four years, with all or part of the payments being made in Northern Gold common shares at Northern Gold's option, using a 20-day value weighted average price. The Company received $25,000 in cash and 2,187,500 common shares for the first annual payment of $200,000. The shares received were recorded at a market value of $0.07, the price on the date of receipt of the common shares. To earn the 50% interest, Northern Gold must also complete exploration work on the property in the amount of $4,000,000 over four years, with $500,000 being spent on the property in the first year of the agreement and not less than $750,000 to be expended in each of the subsequent years. After earning the initial 50% interest, Northern Gold may increase its interest to 80% by making additional cash payments of $1,000,000 over four years, with all or part of the payments being made in Northern Gold common shares at Northern Gold's option, priced using a 20-day value weighted average price and completing additional exploration work on the property in the amount of $4,000,000 over the next four years.

1.2.3 Tower Mountain Gold Project, Ontario

The following table summarizes drill programs and presents highlights of each of the eight drilling campaigns conducted by ValGold.

Highlights of Tower Mountain Gold Zones Drill Intersections

Program	Holes Drilled	Total Meters	Best High-Grade Gold Intersection	Best Low-Grade Gold Intersection
2002 (Fall)	5	1,042	23.17g/Tonne /1.5m in TM02-02	1.05g/Tonne /73.5m in TM02-03
2003 (Spring)	5	1,085	11.77g/Tonne /3.0m in TM03-02	1.01g/Tonne /22.5m in TM03-03
2003 (Fall)	7	1,499	19.76g/Tonne /1.5m in TM03-11	0.62g/Tonne /12.0m in TM03-12
2004 (Winter)	10	2,601	304.0g/Tonne /3.0m in TM04-03	2.40g/Tonne /61.5m in TM04-09
2004 (Summer)	13	3,450	68.91g/Tonne /0.2m in TM04-19	1.93g/Tonne /37.5m in TM04-15
2004 (Fall)	13	3,418	41.35g/Tonne /1.5m in TM04-36	0.94g/Tonne /106.5m in TM04-31
2005 (Winter)	14	3,523	16.00g/Tonne /1.5m in TM05-38	0.77g/Tonne /21.0m in TM05-44
2007 (Summer)	8	1,661	58.20g/Tonne /1.5m in TM-07-56	0.59g/Tonne /21.0m in TM-07-56
Total	**75**	**18,279**		

An independent NI 43-101 compliant mineral resource estimation was completed for the U and V zones. This report can be found on the SEDAR website and was certified on February 9, 2006. In August 2008, the Company issued 250,000 common shares at $0.10, in lieu of a cash payment for an annual pre-production royalty to the optionors of the Tower Mountain Property. The Company has the option to issue shares in lieu of a cash payment. The payment due in July 2009 has been accrued but remains unpaid.

Current Status:

In fiscal 2009, the Company entered into an agreement with HMZ Metals Inc. ("HMZ"), by which HMZ was granted an option to acquire 50% of the Company's interest in the property. Pursuant to the agreement, HMZ must issue to the Company 2,000,000 HMZ post-rollback common shares and incur a minimum of $2,900,000 in expenditures on or in relation to the property over a period ending on August 31, 2013. HMZ has not yet completed its planned transactions, and the Company will be reviewing its plans with respect to the property. HMZ is currently under a cease trade order for its shares, and as a result, the Company is considering other options with respect to the Tower Mountain Gold Project, including further exploration by ValGold, subject to financing, joint venture with other parties or sale of the property will be considered.

Mr. Tom Pollock, PGeo, PGC Consulting, is the Qualified Person for all of the Company's mineral property interests, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock instituted and is responsible for ValGold's program of QC/QA, using assay control samples and duplicates, during exploration programs.

1.2.4 Mineral Property Option Payments Due In the Twelve-Month-Period Ended October 31, 2010

In order to maintain existing mineral property option agreements, the Company will be required to make advance royalty and/or property tax payments on claims during the year totalling an estimated $200,000. There is one option payment of cash or payment in common shares for a total $25,000 that is required to be issued in the year ended October 31, 2010, in addition to the payment due in July 2009 which has not been paid on the Tower Mountain property.

1.2.5 Market Trends

In 2008 the price of gold increased, continuing an overall uptrend that commenced in 2001. The gold price in 2006 averaged US$603 per ounce while in 2007 the gold price averaged US$695 per ounce. The 2008 gold price averaged US$872 per ounce, and the average price for 2009 has risen to $959 to the end of November.

1.3 Selected Annual Information

The following selected financial information has been extracted from the Company's audited consolidated financial statements for the years ended July 31, 2009, 2008 (restated) and 2007 (restated), which have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.

	As at July 31, 2009	As at July 31, 2008 (restated)	As at July 31, 2007 (restated)
Current assets	$ 117,789	$ 362,020	$ 3,748,462
Mineral property interests	1,757,882	1,705,650	3,885,595
Other assets	52,863	317,484	510,706
Total assets	1,928,534	2,385,154	8,144,763
Current liabilities	1,539,957	1,550,914	1,776,109
Shareholders' equity	388,577	834,240	6,368,654
Total shareholders' equity and liabilities	1,928,534	2,385,154	8,144,763
Working capital deficiency	$ (1,422,168)	$ (1,188,894)	$ 1,972,353

	Year ended July 31, 2009	Year ended July 31, 2008 (restated)	Year ended July 31, 2007 (restated)
Expenses (Recoveries)			
Administrative expenses	959,822	1,706,282	1,467,127
Exploration expenses	437,293	4,554,472	5,695,753
Other (income and recoveries) costs	(625)	(76,121)	25,105
Write-down of mineral property interests	--	8,343,884	160,439
Gain on debt settlement	(696,498)	--	--
Impairment write-down on investments	105,985	--	--
Loss (gain) on sale of marketable securities and investments	116,971	(132,680)	(1,087,432)
Loss before future income tax recovery	(922,948)	(14,395,837)	(6,260,992)
Future income tax recovery	--	--	656,513
Loss for the year	(922,948)	(14,395,837)	(5,604,479)
Loss per share – basic and diluted	$ (0.01)	$ (0.19)	$ (0.15)
Weighted average number of common shares outstanding – basic and diluted	93,727,243	76,657,349	37,808,293

During the year ended July 31, 2009, the Company retrospectively changed its accounting policy for exploration expenditures to align itself with policies adopted by other exploration stage mining companies. In previous years, the Company had capitalized all such costs to mineral property interests held directly or through an investment, and only wrote down capitalized costs when the property was abandoned or determined to be impaired.

On March 27, 2009, the Emerging Issues Committee ("EIC") of the CICA issued EIC-174, "Mining Exploration Costs", which provides guidance on capitalization of exploration costs related to mining properties, in particular, and on impairment of long-lived assets in general.

The Company has retrospectively changed its accounting policy to expense exploration costs until the mineral property interest is deemed to reach the development stage, at which time it will commence capitalizing development costs. Significant costs related to mineral property acquisitions, including allocations for undeveloped mineral property interests, are capitalized until the viability of the mineral property interest is determined. After an economic analysis has been completed, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized. The impact of this change on the previously reported October 31, 2008, consolidated financial statements is as follows:

	As Previously Reported	Restatement	As Restated
Mineral properties interests at October 31, 2008	$ 11,396,037	$ (9,665,387)	$ 1,730,650
Deficit at October 31, 2008	44,881,272	9,665,387	54,546,659
Cumulative changes in deficits prior to July 31, 2008	28,928,037	10,657,364	39,585,401
Changes to the statement of operations in the three months ended October 31, 2008			
Exploration expenses	--	211,919	211,919
Write-down of mineral property interests	22,214	(22,214)	--
Loss for the three months ended October 31, 2008	(375,716)	(189,705)	(565,421)
Loss per share for the three months ended October 31, 2008	$0.00	$(0.01)	$(0.01)
Cumulative changes in deficit and mineral property interests		9,665,387	
Change in cumulative deficit, restated, O	$ 39,585,401	$ 14,395,837	$ 53,981,238

1.4 Results of Operations

	Three months ended October 31, 2009	2008 (restated)
Expenses (recoveries)		
Amortization	$ 2,928	$ 3,225
Exploration costs	176,931	211,919
Foreign exchange loss	4,186	61,154
Interest expense	2,294	6,561
Legal, accounting and audit	16,000	8,785
Management and consulting fees	7,500	16,500
Office and administration	18,109	76,820
Salaries and benefits	63,414	136,945
Shareholder communications	1,402	30,007
Stock-based compensation	--	13,967
Travel and conferences	--	--
	292,764	565,883
Recovery in excess of mineral property acquisition costs	(57,012)	--
Impairment write-down on investments	23,335	--
Interest income	(100)	(462)
Loss for the period	(258,987)	(565,421)
Deficit, beginning of period	(54,904,186)	(53,981,238)
Deficit, end of period	$ (55,163,173)	$ (54,546,659)
Loss per common share – basic and diluted	$ (0.00)	$ (0.01)
Weighted average number of common shares – basic and diluted	109,774,536	89,801,466

ValGold incurred a loss of $258,987 or $0.00 per common share in fiscal 2010, compared to a loss of $565,421 (restated) or loss per share of $0.01 (restated) in fiscal 2009.

Legal, accounting and audit expenses increased from $8,785 in fiscal 2009 to $16,000 in fiscal 2010.

Management fees of $3,000 per month were paid to Glencoe Management Ltd. for the services of Andrew F.B. Milligan as Chairman of the Company until February 2009. Mr. Milligan did not stand for re-election at the Company's Annual General Meeting held in February 2009, and has been replaced by Mr. Stephen J. Wilkinson. Mr. Wilkinson is currently Chairman, President and Chief Executive Officer. Management fees paid or payable to Mr. Milligan in fiscal 2009 totalled $9,000, compared to $Nil in fiscal 2010. Also included in management and consulting fees for fiscal 2010 and 2009 is $7,500 paid or payable indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner. The amounts are included in balances payable to related parties.

Office and administration costs decreased from $76,820 in fiscal 2009 to $18,109 in fiscal 2010 as a result of the significantly lower level of activity in fiscal 2010. The office and administration costs include rent, shared office services and other costs.

Salaries and benefits have decreased from $136,945 in fiscal 2009 to $63,414 in fiscal 2010. Salaries and benefits are primarily paid by Quorum. The services of two employees of Quorum that worked directly for ValGold were terminated, one in November and one in December 2008. Effective November 1, 2008, the salary of the president and chief executive officer has been deferred until the Company has sufficient funding for payment of his salary, but has been accrued.

In fiscal 2009, there was $13,967 incurred relating to stock-based compensation compared to $Nil in fiscal 2010, calculated in accordance with the Black-Scholes ("B-S") option valuation model. The Company's stock options are not transferable and cannot be traded. The B-S model also requires an estimate of expected volatility. The stock-based compensation expense relates to the vesting of options granted in the year ended July 31, 2007, that vest over a period of eighteen months. In addition, $Nil (2009 - $2,935) in stock-based compensation was included in exploration costs.

Shareholder communications have decreased from $30,007 in fiscal 2009 to $1,402 in fiscal 2010. Shareholder activities consist of website maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information, and have virtually been curtailed in fiscal 2010 for other than statutory requirements and maintenance costs.

The Company had securities with a fair value of $65,355 at October 31, 2009, which were sold subsequent to the period end for net proceeds of $65,355. The Company recorded an impairment write-down of $23,335 in fiscal 2010.

Interest and other income decreased from $462 in fiscal 2009 to $100 in fiscal 2009.

Exploration expenses of $211,919 were incurred in fiscal 2009, compared with $176,931 in fiscal 2010.

The Company recorded a recovery in excess of mineral acquisition costs on the Garrison property of $57,012, relating to the shares and cash received from Northern Gold.

In addition, the Company recorded an impairment write-down of $23,335 on marketable securities and the unrealized recognition of the appreciation on fair value of investments of $87,500, which has been recorded as comprehensive income.

1.5 Summary of Quarterly Results (unaudited)

The tables below provide for each of the most recent eight quarters, a summary of property acquisition and exploration costs on a project-by-project basis, and a table of corporate expenses:

	Tower Mountain Ontario	Manitoba Claims, Manitoba	Guyana Properties Guyana	Hunter Mine, Ontario	Garrison Property, Ontario	Venezuela Properties Venezuela
Fiscal 2008						
Second Quarter	31,226	--	467,605	--	27,297	945,419
Third Quarter	8,325	--	440,008	--	84,244	334,334
Fourth Quarter	6,470	14,043	389,962	(29,750)	12,404	420,994
Fiscal 2009						
First Quarter	26,808	94	22,120	--	6,315	181,582
Second Quarter	770	48	403	--	3,937	117,525
Third Quarter	1,128	32	3,446	--	(371)	8,071
Fourth Quarter	25,625	--	--	--	3,010	88,982
Fiscal 2010						
First Quarter	461	--	--	--	(120,205)	175,398

	Loss (earnings) per quarter (restated)	Basic loss per share	General and adminis-trative expenses	(Gain) loss on investments, interest and other	Mineral property and other write-downs (recovery)	Exploration costs	Stock-based compen-sation
Fiscal 2008							
Second Quarter	1,653,911	(0.02)	294,357	(5,116)	--	1,328,402	36,268
Third Quarter	1,183,355	(0.01)	348,115	(42,374)	--	833,253	44,361
Fourth Quarter	*9,595,647	(0.12)	381,302	(1,089)	8,343,884	840,030	31,520
Fiscal 2009							
First Quarter	565,421	(0.01)	339,997	(462)	--	211,919	13,967
Second Quarter	446,712	(0.00)	296,474	29,057	--	121,181	--
Third Quarter	278,193	(0.00)	182,677	83,934	--	11,579	3
Fourth Quarter	(348,368)	(0.00)	126,704	(586,696)	--	92,614	--
Fiscal 2010							
First Quarter	(258,987)	(0.00)	115,833	23,235	(57,012)	176,931	--

*includes write-downs of mineral property interests relating to decisions made by the Company in the fourth quarter of fiscal 2008.

1.6 Liquidity

Historically, the Company's sole source of funding was the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

The current market conditions, the challenging funding environment and the low price of ValGold's common shares make it difficult to raise funds by private placements of shares. Therefore the Company must rely on its ability to market its projects and thereby raise cash in order to remain solvent, in addition to limited private placements that will be necessary to provide working capital. There is no assurance that the Company will be successful with any financing ventures. Please refer to the "Financial Instruments and Risk Management" section of this document.

At October 31, 2009, the Company had a working capital deficiency of $1,709,164, compared to a working capital deficiency of $1,422,167 at July 31, 2009, defined as current assets less current liabilities. The Company's liabilities are comprised of amounts due to related parties of $691,929, and accounts payable and accrued liabilities of $1,141,374. Most of the accounts payable relate to accruals of unpaid severance and accrued property taxes relating to its mineral property interests.

The Company's ability to continue operations is contingent on its ability to obtain additional financing. The Company has entered into an option agreement on its Garrison property and is pursuing other sources of financing including equity financing. The junior resource industry has been severely impacted by the world economic situation, as it is considered to be a high-risk investment. There is no assurance that the Company will be successful with any financing ventures.

The continuation of the Company is also dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration of its mineral property interests. While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, and settlement of debts by share issuances, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.

Subsequent to October 31, 2009, the Company received $78,815 from a third party relating to a property investigation conducted by the Company several years ago. The amount included interest received of $14,810 in addition to the amount receivable of $64,005 which had been written off by the Company in the year ended July 31, 2007.

Investing Activities

At October 31, 2009, the Company had capitalized $1,637,230 in mineral property acquisition costs, compared to $1,757,882 at July 31, 2009, representing costs associated with the acquisition of its mineral property interests in Venezuela and Ontario, less recoveries on options to third parties.

At October 31, 2009, the Company held 665,000 common shares of Sultan Minerals Inc., 400,000 common shares of Emgold Mining Corporation and 507,000 shares of Brigadier Gold Ltd. The fair value of these shares at October 31, 2009, was $65,355. Subsequent to October 31, 2009, the Company sold all of the shares noted above for net proceeds of $65,355.

See the mineral property section for information on exploration work during the period and other information on the Company's mineral property interests.

1.7 Capital Resources

The Company has 2,187,500 common shares of Northern Gold which will be available for sale by the Company in late February 2010, which were received under the option agreement on the Garrison property in Ontario in consideration of $175,000 of the initial option payment. These shares were received in October 2009 and recorded at a price at $0.07 per share (deemed $0.08) and are subject to a four-month hold under regulatory policies. At October 31, 2009, the fair value of these common shares was $240,626.

Going Concern

At October 31, 2009, and subsequent to that date, the Company has had a working capital deficiency. It is estimated that it may require approximately $1.75 million in total working capital to continue to operate the Company and pay the liabilities of the Company, including all accrued liabilities. Two employees in Canada were terminated in the year ended July 31, 2009, and the president and chief executive officer's salary is being deferred voluntarily, together with the cancellation after the third quarter of fiscal 2009 of directors' fees. The ability to raise working capital directly impacts the ability of the Company to undertake any planned exploration programs. Currently sufficient work has been undertaken on all of its current mineral property interests for several years, but if the Company is unable to perform sufficient exploration work in future years or with exploration partners, it may be necessary to write-down additional mineral property interests in future periods.

The Company's exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters. ValGold believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. There is no assurance that the Company will be able to obtain all permits required for exploration, any future development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company has been performing reclamation activities on an on-going basis. As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.

The low price of ValGold's common shares limits its ability to raise capital by issuing shares. There are several reasons for these effects. First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks. Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin. Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks. Finally, broker's commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks. As a result, ValGold's shareholders pay transaction costs that are a higher percentage of their total share value than if ValGold's share price were substantially higher.

The Company's ability to continue as a going concern is contingent on its ability to obtain additional financing. Several adverse conditions cast significant doubt on the validity of this assumption. The current financial equity market conditions, the inhospitable funding environment and the low price of the Company's common shares make it difficult to raise funds by private placements of shares. The junior resource industry has been severely adversely affected by the world economic situation, as it is considered to be a high-risk investment. While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, and settlement of debts by share issuances, or other forms of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.

The Company has been able to survive due to loans from related parties and the accrual and deferral of costs. Subsequent to October 31, 2009, the Company received $65,355 from the sale of its remaining investment in marketable securities. The Company currently holds 2,187,500 common shares of Northern Gold which will be available for sale by the Company in late February 2010, which were received under the option agreement on the Garrison property in Ontario in consideration of $175,000 of the initial option payment. These shares were received in October 2009 priced at $0.08 per share and are subject to a four-month hold under regulatory policies. At December 18, 2009, the common shares of Northern Gold had a closing market price of $0.23. If this market price continues to remain at this level, the quoted closing price could provide the Company with working capital of approximately $503,125, less costs of disposition.

The consolidated financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

The amounts shown as mineral properties and related deferred costs represent costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. Recoverability of the amounts shown for mineral properties is dependent upon the discovery of economically recoverable mineral reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain financing necessary to complete the exploration and development of its mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

Refer to measurement uncertainty regarding the mineral property interest in Section 1.12.

Outlook

During all of fiscal 2009, the shares of junior mineral exploration companies experienced substantial volatility, often based on factors unrelated to their financial performance or the prospects of the companies involved. Macroeconomic developments such as the US-focused financial crisis culminating in deep recession have impacted and altered market perceptions of the attractiveness of our industry sector. The Company's share price has floundered through this malaise as global events have been reshaping and recreating major parts of all capital markets. In addition, these factors have impacted the ability of the Company to obtain equity or debt financing. If these increased levels of volatility and market turmoil were to continue without change, the Company's operations could be adversely affected and the value and the price of the common shares would be negatively driven.

ValGold has so far survived the worst of the recession. Recently we have witnessed a possible turnaround in the market for ValGold's shares. The most likely reason for this turnaround is a general improvement in sentiment driven by short-term changes in commodity prices – in particular the upward trend in the spot and futures prices for gold, silver and copper. Management is of the opinion that this upward price trend for metals is likely to continue and in order to capitalize on it, is planning to focus on managing costs; improving shareholder communications; optioning its mineral properties and seeking valuable projects to acquire.

As work progresses on its Garrison Property, we anticipate an increase in news that could positively influence the market sentiment toward our Company. The Garrison Property hosts a fine exploration target that could be developed into successful gold operation. During the time that this work is being undertaken by Northern Gold, ValGold may benefit as the value of the property increases. We intend to deliver news of the progress of the exploration work as expeditiously and accurately as possible.

ValGold plans to review its Tower Mountain property and to evaluate various strategies for that asset. We will select the best suited alternative from such possible paths forward as seeking a new optionor for the property, seeking new financing for continuing the exploration work and potential for the sale of the asset.

Management is considering the potential of increasing our market valuations by looking at several possible transactions that could result in one or more new property acquisitions, a business combination and alternative financings.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

	Three months ended October 31,	
Services provided by:	2009	2008
Glencoe Management Ltd. (c)	--	9,000
Quorum Management and Administrative Services Inc. (a and d)	51,494	204,491
Kent Avenue Consulting Ltd. (d)	7,500	7,500

Balances payable to	October 31, 2009	July 31, 2009
Quorum Management and Administrative Services Inc. (a)	(139,771)	(85,778)
Officer and directors	(515,540)	(452,360)
Glencoe Management Ltd. (c)	(36,618)	(36,618)
Total balances payable	$ (691,929)	$ (574,756)

(a) Management, administrative, geological and other services have been provided by Quorum Management and Administrative Services Inc. ("Quorum"), formerly LMC Management Services Ltd. since August 1, 2001. Quorum is a private company held jointly by the Company and other public companies, providing services on a full cost recovery basis to the various public entities currently sharing office space with the Company. At July 31, 2009, the Company has a 25% interest in Quorum at a cost of $1. There is no difference between the cost of $1 and equity value. Three months of estimated working capital is required to be on deposit with Quorum under the terms of the services agreement, and at July 31, 2009, the Company did not have three months of fees advanced to Quorum, and was in arrears on its monthly payments. The contractual agreement provides for the issuance of shares in the capital of the Company to Quorum, cessation of services, or provision of security to the non-defaulting shareholders of Quorum.

(b) Directors' fees were paid to non-executive directors on a quarterly basis and for meetings attended. Directors' fees were accrued but not paid since December, 2007, and since the third quarter of the year ended July 31, 2009, are no longer being accrued, until such time as the Company is able to pay directors' fees.

(c) Glencoe Management Ltd. is a private company controlled by Andrew F.B. Milligan, Chairman of the Company. Management fees of $3,000 were paid to Glencoe Management Ltd. for the services of the Chairman. Fees of $36,618 have been accrued but not paid at October 31, 2009. Mr. Milligan did not stand for re-election in February 2009 and fees for his services as Chairman were terminated at that time.

(d) Consulting fees of $7,500 (2008 - $12,500) are paid or are payable indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner. These fees are paid through Quorum, and are also included in the balance for 'services provided by Quorum'. Any amount owing to Kent Avenue Consulting Ltd. is owed by Quorum, and so is included in the net payable to Quorum.

(e) Balances receivable from related parties are non-interest bearing and due on demand.

(f) The Company's investments include shares of two companies with directors and/or management in common with the Company throughout the fiscal period.

(g) Transactions with related parties are recorded at their exchange values which are the amounts entered into and agreed by both parties.

1.10 Fourth Quarter Results

Not applicable.

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions before the board of directors for consideration other than those in the ordinary course of business or as described in item 1.2 above.

1.12 Critical Accounting Estimates

As at October 31, 2009, the Company was a venture issuer. Management prepares and reviews estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenditures during the reporting period. Significant areas requiring the use of management estimates may include the determination of impairment of equipment and mineral property interests, investments, reclamation obligations, rates of amortization, securities issued for non-cash consideration, allocating proceeds from issuance of units to the component securities and future income taxes. The use of such judgment includes, but is not limited to future mineral prices and project capital, and operating and reclamation costs. Actual results could differ from those estimated.

The Company's recoverability of the recorded value of its mineral properties is based on market conditions for minerals, independent NI 43-101 reports of the underlying mineral resources associated with mineral property interests held by the Company, transactions entered into on the Tower Mountain and Garrison properties and any future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof. The Company is continually reviewing its mineral property interests and write-downs are taken on a timely basis when the Company believes that there is no recoverability of the recorded value of its mineral properties, or no further exploration activity is planned, when the mineral property interest is written down to a nominal carrying value of $1 or written off if the mineral property interest is not in good standing.

The operations in Venezuela are subject to the effects of changes in legal, tax and regulatory regimes, national and local political, labour and economic developments or unrest, currency and exchange controls and import/export restrictions, government bureaucracy and other political risks and uncertain legal enforcement. The Company has not experienced any property specific adverse consequences to date on its operations in Venezuela or Canada, but general mining market conditions have deteriorated, resulting in a decrease in the price of the Company's common shares subsequent to the year-end, and creating difficulty in raising sufficient equity capital to effectively explore or develop the Company's mineral property interests.

One or more of the issues described herein, or other factors beyond our control in future periods, could adversely affect the Company's operations and investment in Venezuela and/or Canada in the future, and result in further mineral property write-downs. Such write-down amounts could be material.

1.13 Critical accounting policies and changes in accounting policies

Accounting standards issued but not yet effective

(a) Goodwill and intangible assets

In February 2008, the CICA issued Handbook Section 3064, "Goodwill and Intangible Assets", replacing Handbook Section 3062, "Goodwill and Intangible Assets", and Section 3450, "Research and Development Costs". This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Handbook Section 3062. The new section is effective for the Company on August 1, 2009. The Company has no goodwill or intangible assets as of October 31, 2009.

(b) Consolidated financial statements and non-controlling interests

In January 2009, the CICA issued Handbook Section 1601, "Consolidated Financial Statements", and Handbook Section 1602, "Non-Controlling Interests", which together replace Handbook Section 1600, "Consolidated Financial Statements". These two sections are equivalent to the corresponding provisions of International Accounting Standard 27, Consolidated and Separate Financial Statements (January 2008). Handbook Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statement. The new sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's identifiable net assets. The new sections also require non-controlling interests to be presented as a separate component of shareholders' equity.

Under Handbook Section 1602, non-controlling interest income is not deducted in arriving at consolidated net income or other comprehensive income. Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interest based on relative ownership interests. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582. The Company is currently assessing the future impact of these new sections on its consolidated financial statements.

(c) Business combinations

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations, and provides the equivalent to International Financial Reporting Standards ("IFRS") 3R, Business Combinations (January 2008). The new section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination. The new section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100% of the equity interest in the acquiree is owned at the acquisition date.

The measurement of equity consideration given in a business combination will no longer be based on the average of the fair value of the shares a few days before and after the day the terms and conditions have been agreed to and the acquisition announced, but rather at the acquisition date. Subsequent changes in the fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price. Restructuring and other direct costs of a business combination are no longer considered part of the acquisition accounting. Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities.

The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. This new section will only have an impact on our consolidated financial statements for acquisitions that may be made in periods subsequent to the date of adoption.

(d) International Financial Reporting Standards

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that fiscal 2011 is the changeover date for non-calendar year end publicly accountable enterprises to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011, will require the restatement for comparative purposes of amounts reported by the Company for the year ended July 31, 2011. While the Company has begun assessing the adoption of IFRS for fiscal 2011, the financial reporting impact of the full transition to IFRS is not expected to have a significant effect on the Company's financial statements.

1.14 Risk management

Currency risk

The Company's currency risk arises primarily with fluctuations in United States dollar and the Venezuelan bolivar. The Company has no revenue and any exposure to currency risk is related to expenditures by the Company in United States dollars or the Venezuelan bolivar, as the majority of operating expenses are payable in Canadian dollars. The currency risk by the Company relates to unpaid liabilities of the Company payable in United States dollars or Venezuelan bolivars.

The Company has not hedged its exposure to currency fluctuations. At October 31, 2009, the Company is exposed to currency risk through the following assets and liabilities denominated in United States dollars and Venezuelan bolivars, but presented in Canadian dollar equivalents. The Company uses the parallel market rates when converting its transactions and assets and liabilities in Venezuelan bolivars.

	2009
United States dollars	
Cash and cash equivalents	157
Accounts payable and accrued liabilities	(322,223)
Venezuelan bolivars	
Cash and cash equivalents	--
Accounts payable and accrued liabilities	(665,080)

Based on the above net exposures at October 31, 2009, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the United States dollar would result in an increase/decrease of $32,207 in the Company's loss from operations, and a 10% appreciation or depreciation of the Canadian dollar against the Venezuelan bolivar would result in an increase/decrease of $66,508 in the Company's loss from operations. The Company's exposure will primarily be due to changes in the Venezuelan bolivar, as a significant portion of its accrued liabilities are in Venezuelan bolivars.

1.15 Other MD&A Requirements

See the Company's interim unaudited consolidated financial statements for the three months ended October 31, 2009 and 2008.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.2 Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of exploration expenses attached to the interim consolidated financial statements.

(b) expensed research and development costs

Not applicable.

(c) deferred development costs

Not applicable.

(d) general administrative expenses

The required disclosure is presented in the Interim Consolidated Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d).

None.

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as of December 23, 2009, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at December 23, 2009

Authorized Capital

Unlimited number of common shares without par value.

Issued and Outstanding Capital

109,774,536 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates
1,205,000	0.25	January 25, 2011
100,000	0.25	July 18, 2011
470,000	0.25	December 20, 2012
580,000	0.25	November 14, 2013
1,635,000	0.35	April 12, 2012
150,000	0.62	June 20, 2012
4,140,000		

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Dates
4,306,000	$0.20	July 4, 2010
24,000	$0.20	July 4, 2010
2,942,000	$0.20	July 24, 2010
20,000	$0.20	July 24, 2010
7,292,000		

Other Information

The President and Chief Executive Officer and the Chief Financial Officer of ValGold Resources Ltd., have reviewed the interim consolidated financial statements and interim MD&A, of ValGold Resources Ltd. (the "issuer") for the three months ended October 31, 2009.

Based on their knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

Note to Reader

In contrast to the certificate required under National Instrument 52-109 *Certificate of Disclosure in Issuers' Annual and Interim Filings* ("NI 52-109"), the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures "(DC&P") and internal control over financial reporting ("ICFR"), as defined in NI 52-109, in particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Approval

The Board of Directors of ValGold Resources Ltd. has approved the disclosure contained in the Interim MD&A. A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This Interim MD&A contains "forward-looking statements". These forward-looking statements are made as of the date of this Interim MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of exploration and development activities.

Form 52-109FV2

Certification of Interim Filings – Venture Issuer Basic Certificate

I, Stephen J. Wilkinson, Chief Executive Officer of ValGold Resources Ltd., certify the following:

1. ***Review***: I have reviewed the interim financial statements and interim MD&A, (together the interim filings) of ValGold Resources Ltd. (the "issuer") for the interim period ending October 31, 2009.

2. ***No misrepresentations***: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation***: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: December 23, 2009

Stephen J. Wilkinson
Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

- i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
- ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2

Certification of Interim Filings – Venture Issuer Basic Certificate

I, Shannon M. Ross, Chief Financial Officer of ValGold Resources Ltd., certify the following:

1. ***Review***: I have reviewed the interim financial statements and interim MD&A, (together the interim filings) of ValGold Resources Ltd. (the "issuer") for the interim period ending October 31, 2009.

2. ***No misrepresentations***: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation***: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: December 23, 2009

Shannon M. Ross
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

- i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
- ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, British Columbia V6C 3P1

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual and extraordinary general meeting (the "Meeting") of the shareholders of **VALGOLD RESOURCES LTD.** (the "Company") will be held at the offices of the Company at 1400 – 570 Granville Street, Vancouver, British Columbia, on February 3, 2010, at the hour of 2:00 p.m., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors and the audited consolidated financial statements of the Company together with the auditors' report thereon for the financial year ended July 31, 2009;
2. To fix the number of directors at five;
3. To elect directors for the ensuing year;
4. To appoint the auditors for the ensuing year and to authorize the Directors to fix their remuneration;
5. To consider and if thought fit, to pass a special resolution approving and authorizing the consolidation of the issued and outstanding Common Shares of the Company on a basis of 5 to 1;
6. To consider and if thought fit, to pass an ordinary resolution to ratify and approve the Company's existing 10% Rolling Stock Option Plan, as more particularly described in the Information Circular.
7. To consider and if thought fit, to pass an ordinary resolution of disinterested shareholders to reprice stock options to employees and insiders post-consolidation;
8. To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting.

If you are unable to attend the Meeting in person, and wish to ensure that your shares will be voted at the Meeting, please complete, sign and date the enclosed proxy form and deliver it by fax, hand or mail in accordance with the instructions set out in the proxy form and Information Circular.

DATED this 30th day of December, 2009.

BY ORDER OF THE BOARD

"Stephen J. Wilkinson"
Stephen J. Wilkinson, President & CEO

VALGOLD RESOURCES LTD.
Suite 1400 – 570 Granville Street
Vancouver, British Columbia
V6C 3P1
Telephone: (604) 687-4622 Fax: (604) 687-4212

(the "Company")

INFORMATION CIRCULAR
FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

INFORMATION IS PROVIDED AS AT DECEMBER 30, 2009, EXCEPT AS INDICATED, FOR THE ANNUAL AND EXTRAORDINGARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON FEBRUARY 3, 2010 (THE "MEETING").

GENERAL PROXY INFORMATION
Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are directors and/or officers of the Company. **If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.**

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person.

Registered shareholders electing to submit a proxy may do so by:

(a) completing, dating and signing the enclosed form of proxy and returning it to the Company's transfer agent, Computershare Investor Services Inc., by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b) using a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder's account number and the proxy access number;

Or

(c) using the internet through the website of the Company's transfer agent at www.computershare.com/proxy. Registered shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder's account number and the proxy access number; in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients. There are two kinds of Beneficial owners - those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). The Company is taking advantage of the provisions of National Instrument 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form ("VIF") from our transfer agent, Computershare Investor Services Inc. ("Computershare"). These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

These securityholder materials are being sent to both registered and non-registered owners of the securities of the Company. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in your request for voting instructions. Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. ("Broadridge") in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company's Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the VIF, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge's instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. **If you receive a VIF from Broadridge, you cannot use it to vote Common Shares directly at the Meeting - the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.**

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

Notice to Shareholders in the United States

The solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the *Business Corporations Act* (British Columbia), as amended, certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a) executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Investor Services Inc. at the address of the registered office of the Company at Suite 1400, 570 Granville Street, Vancouver, British Columbia, V6C 3P1, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or (b) personally attending the Meeting and voting the registered shareholder's Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of common shares without par value ("Shares") of which 109,774,536 were issued and outstanding as at December 30, 2009. Persons who are registered shareholders at the close of business on December 30, 2009 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each Share held.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over Shares carrying more than 10% of the voting rights attached to all Shares of the Company.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each Annual General Meeting and hold office until the next Annual General Meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of Directors of the Company at five (5).

The Company is required to have an Audit Committee. The Company also has a Corporate Governance and Compensation Committee. Committee members are as set out below (see "Corporate Governance Disclosure").

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Shares beneficially owned or (directly/indirectly) controlled [1]
Stephen J. Wilkinson North Vancouver, BC Chairman, President, CEO & Director	President and Chief Executive Officer of the Company	Served as a director since July 18, 2001	2,810,640 [4]
William J. Witte [5] West Vancouver, BC Director	President of Golden Bear Ceramics Company	Served as a director since October 15, 1998	212,500 [2]
A. Darryl Drummond [6] Vancouver, BC Director	Consulting Geologist Engineer	Served as a director since November 3, 1998	190,000 [3]

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Shares beneficially owned or (directly/indirectly) controlled [(1)]
Sargent H. Berner [(6)] Vancouver, BC Director	Business Consultant and President, Kent Avenue Consulting Ltd.	Served as a director since January 23, 1996	997,355 [(8)]
Kenneth R. Yurichuk [(5)] [(6)] Oakville, ON Director	Partner in the firm of Bobot and Yurichuk, chartered accountants	Served as director since July 27, 2004	67,000 [(7)]

(1) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at December 30, 2009, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such Shares are held directly.

(2) Of these Shares, 52,500 Shares are held in the name of BMO Nesbitt Burns.

(3) Of these Shares, 130,000 Shares are held indirectly in the name of Quad D Holdings Corporation, a private company controlled by A. Darryl Drummond.

(4) Of these Shares, 2,681,900 are held in the name of Canaccord Capital.

(5) Audit Committee.

(6) Corporate Governance and Compensation Committee.

(7) Of these Shares, 19,000 Shares are held in the name of Cephid Enterprises Inc. and 40,000 are held in the name of 759924 Ontario Limited, holding companies controlled by Kenneth R. Yurichuk.

(8) All held directly.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the company acting solely in such capacity.

Except as set out below, to the knowledge of the Company, no proposed director:

(a) is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director, chief executive officer ("**CEO**") or chief financial officer ("**CFO**") of any company (including the Company) that:

    (i) was the subject, while the proposed director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

    (ii) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or

(b) is, as at the date of this Information Circular, or has been within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e) has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Stephen J. Wilkinson is the Chairman and Lead Director of HMZ Metals Inc. ("HMZ"), a metals company listed for trading on CNQ (Canadian National Stock Exchange). HMZ has been operating under a Management Cease Trade Order announced April 18, 2006, which order was sought by the management of HMZ pursuant to the late filing of financial statements and the discovery of unauthorized transfers of funds by HMZ's Chinese joint venture partner. In May 2009, the British Columbia Securities Commission (the "BCSC"), the Ontario Securities Commission, the Manitoba Securities Commission and Autorité des marchés financiers issued cease trade orders against HMZ for failing to file audited financial statements for its financial year ended December 31, 2008 and related Management's Discussion and Analysis as required by National Instrument 51-102.

Stephen J. Wilkinson, William J. Witte and Sargent H. Berner are directors of ValGold Resources Ltd. In November 2008, the ValGold determined that it would not be able to make the required filing of its annual audited financial statements for the year ended July 31, 2008 (the "Required Filings"), by the prescribed filing deadline of November 28, 2008, and applied to the BCSC and, on December 9, 2008, was granted a Management Cease Trade Order ("MCTO"), pursuant to National Policy 12-203 Cease Trade Orders for Continuous Disclosure Defaults .

The MCTO prohibited trading in securities of ValGold, whether direct or indirect, by:

1. ValGold's Chief Executive Officer;

2. ValGold's Chief Financial Officer; and

3. the members of the board of directors of ValGold or other persons or companies who had, or may have had, access directly or indirectly to any material fact or material change with respect to ValGold that has not been generally disclosed.

On January 27, 2009, ValGold completed the Required Filings and on January 28, 2009, the Executive Director of the BCSC ordered that the MCTO be revoked.

STATEMENT OF EXECUTIVE COMPENSATION

Unless otherwise noted the following information is for the Company's last completed financial year (which ended July 31, 2009) and, since the Company has subsidiaries, is prepared on a consolidated basis.

A. Named Executive Officers

For the purposes of this Circular, a Named Executive Officer ("NEO") of the Company means each of the following individuals:

(a) a chief executive officer ("CEO") of the Company;
(b) a chief financial officer ("CFO") of the Company; and
(c) each of the Company's three most highly compensated executive officers, or individuals acting in a similar capacity, other than the CEO and CFO, at the end of, or during, the most recently completed financial year if their individual total compensation was more than $150,000 for that financial year, including individuals who would be an NEO under this paragraph but for the fact that he or she was not acting in such capacity at the end of the financial year.

B. Compensation Discussion and Analysis

The Compensation and Corporate Governance Committee (collectively "the Committee") of the Company's board of directors (the "Board") is responsible for adopting appropriate procedures for executive compensation and making recommendations to the Board with respect to the compensation of the Company's executive officers. The Committee aims to ensure that total compensation paid to all NEOs is fair and reasonable and is consistent with the Company's compensation philosophy.

The Committee is also responsible for recommending compensation for the Directors and granting stock options to the Directors, officers and employees of, and consultants to, the Company pursuant to the Company's share option plan.

The members of the Committee are Sargent H. Berner, Kenneth Yurichuk, and A. Darryl Drummond. The Board is satisfied that the composition of the Committee ensures an objective process for determining compensation.

Philosophy

The philosophy of the Company in determining compensation is that the compensation should (i) reflect the Company's current state of development, (ii) reflect the Company's performance, (iii) reflect individual performance, (iv) align the interests of executives with those of the shareholders, (v) assist the Company in retaining key individuals, and (vi) reflect the Company's overall financial status.

Compensation Components

The compensation of the NEOs comprises primarily (i) base salary; and (ii) long-term incentive in the form of stock options granted in accordance with the share option plan.

In establishing levels of compensation and granting stock options, the comparable levels of remuneration paid to NEO's of other companies of comparable size and development within the mining exploration and development industry are considered. However, at this time, the Company does not have the financial ability to pay comparable remuneration, therefore, salaries have been deferred or remain unpaid.

The Committee also relies on the experience of its members as officers and directors or other companies in similar lines of business as the Company in assessing compensation levels. These other companies are identified in Schedule "A" of this Circular. The purpose of this process is to:

- understand the competitiveness of current pay levels for each executive position relative to companies with similar business characteristics;

- identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and
- establish a basis for developing salary adjustments and short-term and long-term incentive awards for the Committee's approval.

To date, no specific formulas have been developed to assign a specific weighting to each of these components. Instead, the independent Directors consider the Company's performance and determine compensation based on this assessment and the recommendations of the Committee.

Base Salary

The Committee and the independent Directors approve the salary ranges for the NEOs. The base salary review for each NEO is based on assessment of factors such as current competitive market conditions, compensation levels within the peer group and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual. The Committee, using this information, together with budgetary guidelines and other internally generated planning and forecasting tools, performs an annual assessment of the compensation of all executive and employee compensation levels.

Share Option Plan

The Board of Directors of the Company has established an incentive share option plan effective January 22, 2008, as amended (the "Plan") in accordance with the policies of the TSX Venture Exchange. The purpose of the Plan is to attract and motivate the directors, officers and employees of the Company (and any of its subsidiaries), employees of any corporation that provides management services and consultants to the Company (collectively the "Optionees") and thereby advance the Company's interests by providing them an opportunity to acquire an equity interest in the Company through the exercise of stock options granted to them under the Plan.

The Plan provides that the Directors, or a special committee of Directors appointed by the Board, may grant options to purchase Shares on the terms that the Directors may determine, within the limitations of the Plan.

The principal terms of the Plan are as follows:

(a) reserved for issue pursuant to Options granted to Participants who are TSX Insiders shall not exceed 10% of the number of Common Shares then outstanding;

(b) issued pursuant to the exercise of Options granted to Participants who are TSX Insiders within a one-year period shall not exceed 10% of the number of Common Shares then outstanding;

(c) issued pursuant to the exercise of Options granted to any one Participant who is a TSX Insider and the associates of such Participant within a one-year period shall not exceed 5% of the number of Common Shares then outstanding;

(d) reserved for issue pursuant to Options granted to any one Participant in any 12-month period shall not exceed 5% of the number of Common Shares then outstanding;

(e) reserved for issue pursuant to Options granted to any one Participant, who is a consultant, in any 12 month period shall not exceed 2% of the number of Common Shares then outstanding; and

(f) no more than an aggregate of 2% of the issued shares of the Corporation may be granted, in any 12 month period, to a Participant conducting Investor Relations Activities and such Options must vest in stages over 12 months with no more that ¼ of the Options vesting in any three month period.

(g) the options granted will have a maximum term of 5 years from the date of grant;

(h) options are non-assignable and non-transferable; and

(i) if an Optionee ceases to be employed by or ceases to act as a director or officer of the Company or a subsidiary of the Company, any option held by such Optionee may be exercised within 90 days (or 30 days in the case of an Optionee engaged in investor relations activities) after the date such Optionee ceases to be employed by the Company or ceases to act as a director or officer, as the case may be.

The Directors may amend or discontinue the Plan at any time, provided that no such amendment may, without the consent of the Optionee, alter or impair any option previously granted to an Optionee under the Plan and provided further that any amendment to the Plan will require the prior consent of the TSX Venture Exchange, if applicable.

All options granted to NEOs are recommended by the Committee and approved by the Board. In monitoring option grants, the Committee takes into account the level of options granted by comparable companies for similar levels of responsibility and considers each NEO or employee based on reports received from management, its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value. The Committee also takes in to account previous grants of options-based awards when considering new grants.

In addition to recommending the number of options to be granted pursuant to the methodology outlined above, the Committee also makes the following determinations:

- the recommended exercise price for each option granted;
- the date on which each option is granted;
- the vesting terms for each option; and
- the other material terms and conditions of each option grant.

The Committee makes these determinations subject to, and in accordance with, the provision of the Plan.

C. Summary Compensation Table

The following table contains a summary of the compensation paid to the NEOs during the most recently completed financial year.

Name and principal position	Year Ended July 31	Salary ($)	Option-based awards ($)	Pension value ($)	All Other Compensation ($)	Total Compensation ($)
Stephen J. Wilkinson (2) Chairman, President & CEO	2009	180,000 (1), (2)	Nil	Nil	9,731	187,931
Shannon M. Ross CFO	2009	51,441 (1)	Nil	Nil	1,710	53,151

(1) Effective August 3, 2001, the Company entered into a Shareholder and Operating Agreement to be provided with management, administrative, geological and other services by Quorum Management and Administrative Services Inc. ("Quorum"), formerly LMC Management Services Ltd., a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company (See "Management Contracts" for further information). The Company will reimburse or has reimbursed Quorum for all salary expense reported in the table.

(2) Of this amount, $135,000 has been accrued and remains unpaid at July 31, 2009.

The Company uses a "grant date fair value" of options granted during a fiscal year shown in the 'Option-based Awards' column using the Black-Scholes model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the options, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of stock options using this methodology is very different from simple "in-the-money" value calculations. Stock options that are well "out-of-the-money" can still have a significant "grant date fair value" based on a Black-Scholes valuation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation. The total compensation shown in the last column is the total compensation of each NEO reported in the other columns. The value of the in-the-money options currently held by each NEO (based on share price less option exercise price) is set forth in the 'Value of Unexercised in-the-money Options' column of the "Outstanding Share-Based and Option-based Awards" table below.

See "E. Employment Agreements" for a description of the material terms of the employment and consulting agreements with the NEOs.

D. Incentive Plan Awards

Outstanding Option-Based Awards

The following table sets out, for each NEO, all outstanding incentive stock options to purchase Shares (option-based awards) held as of July 31, 2009 including awards granted to the NEO's in prior years. The closing price of the Company's shares on the TSX Venture Exchange on July 30, 2009 was $0.015.

	Option-based Awards			
Name	**Number of securities underlying unexercised options (#)**	**Option exercise price ($)**	**Option expiration date (m/d/y)**	**Value of unexercised 'in-the-money' options ($)**
Stephen J. Wilkinson, Chairman, President & CEO	100,000 275,000 425,000 800,000	0.25 0.25 0.35	July 18, 2011 December 20, 2012 April 12, 2012	Nil
Shannon M. Ross CFO	50,000 75,000 100,000 175,000 100,000 500,000	0.25 0.25 0.25 0.35 0.62	January 25, 2011 December 20, 2012 November 14, 2013 April 12, 2012 June 20, 2012	Nil

Value of Option-Based Awards Vested or Earned During the Year

There were no incentive plan awards granted to any NEO or earned by any NEO during the year ended July 31, 2009.

E. Employment Agreements

The Company and its subsidiaries have no employment contracts with the NEOs.

F. Pension Plan Benefits

The Company does not have a pension plan or deferred compensation plan.

G. Termination and Change of Control Benefits

The Company and its subsidiaries have no contract, agreement, plan or arrangement that provides for payment to an NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or a change in the NEO's responsibilities.

H. Director Compensation

The following table describes total compensation paid or payable to Directors who are not also NEO's for the year ended July 31, 2009.

Name	Fees earned ($)[2]	Option-based awards ($)[3]	Pension value ($)	All other Compensation ($)	Total ($)
Sargent H. Berner	NIL	NIL	NIL	30,000[1]	30,000
Kenneth Yurichuk	30,000[2]	NIL	NIL	NIL	30,000
A. Darryl Drummond	30,000 [2]	NIL	NIL	NIL	30,000
William J. Witte	30,000 [2]	NIL	NIL	NIL	30,000
Pedro Tinoco	30,000[2]	NIL	NIL	NIL	30,000
Andrew F. B. Milligan	NIL	NIL	NIL	19,874[3]	19,874

(1) Consulting fees in the amount of $2,500 per month accrued and payable to Kent Avenue Consulting Ltd., a private company controlled by Sargent Berner.

(2) Directors fees are accrued in and unpaid at July 31, 2009.

(3) Management fees accrued and payable to Glencoe Management Ltd., a private company controlled by Andrew F.B. Milligan for services as Chairman until February 2009.

Option-based Awards to Directors

The following table sets out for each Director who is not an NEO, all outstanding incentive stock options (option-based awards) to purchase Common Shares of the Company held as of March 31, 2009 including awards granted to the directors in prior years. The closing price of the Company's shares on the TSX Venture Exchange on July 31, 2009 was $0.015.

	Option-based Awards			
Name	**Number of securities underlying unexercised options (#)**	**Option exercise price ($)**	**Option expiration date (m/d/y)**	**Value of unexercised in-the-money options ($)**
Kenneth Yurichuk	200,000	0.35	April 12, 2012	Nil
	200,000			
Sargent H. Berner	100,000 150,000 100,000	0.25 0.25 0.35	January 25, 2011 November 14, 2013 April 12, 2012	Nil
	350,000			
A. Darryl Drummond	150,000 100,000	0.25 0.25	January 25, 2011 November 14, 2013	Nil
	250,000			
William J. Witte	225,000 100,000	0.25 0.25	January 25, 2011 November 14, 2013	Nil
	325,000			

Value of Option-Based Awards Vested or Earned During the Year

The following table sets forth, for each director, the values of all incentive plan awards to Directors who are not NEO's which vested or were earned during the year ended July 31, 2009.

Name	**Option-based awards – Value vested during the year ($)**
Sargent H. Berner	NIL
Kenneth Yurichuk	NIL
A. Darryl Drummond	NIL
William J. Witte	NIL
Pedro Tinoco	NIL
Andrew F. B. Milligan	NIL

Securities Authorized for Issuance Under Equity Compensation Plans

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category [1]	(a)	(b)	(c)
Equity compensation plans approved by security holders [2]	4,140,000	$0.30	6,837,454
Equity compensation plans not approved by security holders	0	0	0
Total	**4,140,000**	**$0.30**	**6,837,454**

(1) The only "equity compensation plan" in place is the Company's stock option plan.

(2) As at December 30, 2009.

Indebtedness of Directors and Executive Officers

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of the foregoing to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

Interest of Informed Persons in Material Transactions

An informed person is one who generally speaking is a director or executive officer or is a 10% shareholder of the Company. To the knowledge of management of the Company, no informed person or nominee for election as a director of the Company or associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company, except as set out herein.

Appointment of Auditor

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Suite 700, 250 Howe Street, Vancouver, British Columbia, as the auditor of the Company to hold office for the ensuing year at remuneration to be fixed by the Directors.

Management Contracts

Management, administrative, geological and other services have been provided by Quorum Management and Administrative Services Inc. ("Quorum"), formerly LMC Management Services Ltd. since August 1, 2001. Quorum is a private company held jointly by the Company and other public companies, providing services on a full cost recovery basis to the various public entities currently sharing office space with the Company. At July 31, 2009, the Company has a 25% interest in Quorum at a cost of $1. There is no difference between the cost of $1 and equity value. Three months of estimated working capital is required to be on deposit with Quorum under the terms of the services agreement, and at July 31, 2009, the Company did not have three months of fees advanced to Quorum, and was in arrears on its monthly payments. The contractual agreement provides for the issuance of shares in the capital of the Company to Quorum, cessation of services, or provision of security to the non-defaulting shareholders of

Quorum. During the year ended July 31, 2009, the Company issued 10,773,900 common shares to Quorum at a deemed price of $0.05 for settlement of $538,695 in debt, of which $377,086 was recorded as a gain, the difference between the settlement price and the market price on the date the common shares were received. During the year ended July 31, 2009, the Company paid $434,132 in services and disbursements. The balance payable to Quorum at July 31, 2009, is $85,778.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines and, as prescribed by National Instrument 58-101, discloses its corporate governance practices.

Independence of Members of Board

As of the date hereof, the Company's Board consists of six directors, four of whom are independent based upon the tests for independence set forth in Multilateral Instrument 52-110. Kenneth R. Yurichuk, A. Darryl Drummond, William J. Witte and Pedro Tinoco are independent. Sargent H. Berner is not independent as he was paid consulting fees during the year. Stephen J. Wilkinson is not independent as he is the President and CEO of the Company.

Management Supervision by Board

The CEO and CFO report upon the operations of the Company on an annual basis directly to the independent directors of the Board without the presence of non-independent directors. The independent directors are encouraged to meet at any time they consider necessary without any members of management including the non-independent directors being present. The Company's auditors, legal counsel and employees may be invited to attend. The audit committee is composed of a majority of independent directors who meet with the Company's auditors without management being in attendance. The independent directors exercise their responsibilities for independent oversight of management through their majority control of the Board. Currently, Mr. Stephen J. Wilkinson, a director who is not independent, is Chair of the Board.

Management Supervision by Board

The size of the Company is such that all the Company's operations are conducted by a small management team which is also represented on the Board. The Board considers that management is effectively supervised by the independent directors on an informal basis as the independent directors are actively and regularly involved in reviewing and supervising the operations of the Company and have regular and full access to management. The Company is actively looking for other independent directors as board members.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in Schedule "A" attached to this Information Circular.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

1. a Board Mandate which provides information respecting the functioning of the Board of Directors, committees and copies of the Company's corporate governance policies;

2. access to recent, publicly filed documents of the Company, technical reports and the Company's internal financial information;

3. access to management and technical experts and consultants; and

4. information regarding a summary of significant corporate and securities responsibilities.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management's assistance; and to attend related industry seminars and visit the Company's operations. Board members have full access to the Company's records.

Ethical Business Conduct

The Board has adopted a Code of Conduct (the **"Code"**) that is currently under revision and will be posted on its website at www.creamminerals.com and under the Company's profile at www.sedar.com. The Board has instructed its management to abide by the Code and to bring any breaches of the Code to the attention of the Board or the Corporate Governance and Compensation Committee. The Corporate Governance and Compensation Committee also conducts an annual review of the performance of Company personnel under the Code with a view to making any required changes in Company practice or policy to enhance compliance with the Code. The Board keeps a record of departures from the Code and waivers requested and granted, and confirms that no material change reports have been filed by the Company since the beginning of the Company's most recently completed financial year pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.

The Board requires that directors and executive officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material or if required to do so by corporate or securities law.

Nomination of Directors

The Corporate Governance and Compensation Committee has responsibility for identifying potential Board candidates. The independent members of the Corporate Governance and Compensation Committee are A. Darryl Drummond and Kenneth R. Yurichuk. The independent directors have control of the nomination process through their majority on the Corporate Governance and Compensation Committee. The Corporate Governance and Compensation Committee assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the mineral exploration industry are consulted for possible candidates.

Assessments

The Board annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, personnel or responsibilities are warranted. As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

Audit Committee

The Audit Committee of the Board endeavours to facilitate effective Board decision-making by providing recommendations to the Board on matters within its responsibility. The Board believes that the Audit Committee assists in the effective functioning of the Board.

The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Company's systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents; monitoring the performance and fees and expenses of the Company's external auditors and recommending external auditors for appointment by shareholders. The Audit Committee is also responsible for reviewing the Company's quarterly and annual financial statements prior to approval by the Board and release to the public. The Audit Committee meets periodically in private with the Company's external auditors to discuss and review specific issues as appropriate. Currently, the members are, Pedro R. Tinoco, William J. Witte and Kenneth R. Yurichuk. William J. Witte and Kenneth R. Yurichuk are "unrelated" directors. The Company has adopted a Charter, which mandates that a majority of the members of the Audit Committee be unrelated directors.

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.
- Review and appraise the performance of the Company's external auditors.
- Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

<u>Documents/Reports Review</u>

(a) Review and update this Charter annually.

(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b) Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d) Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

  i. the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

  ii. such services were not recognized by the Company at the time of the engagement to be non-audit services; and

  iii. such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i) Review certification process.

(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

(a) Review any related-party transactions.

Relevant Education and Experience

The education and experience of each member of the Audit Committee relevant to the performance of his responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with:

1. an understanding of the accounting principles used by the Corporation to prepare its financial statements;

2. the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

3. experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation's financial statements, or experience actively supervising one or more persons engaged in such activities; and

4. an understanding of internal controls and procedures for financial reporting,

are as follows:

Name of Member	Education	Experience
Kenneth Yurichuk	Chartered Accountant, Ontario	Partner in the firm of Bobot and Yurichuk, chartered accountants
William J. Witte	Bachelor degrees in (Civil Engineering) (University of Nevada, Reno) 1976 and (Mechanical Engineering) (University of Arizona) 1978 Professional Engineer, Province of British Columbia	Independent consultant and businessman
Pedro R. Tinoco	BSc, Business, Emporia Kansas State University MBA, St. Edward University, Austin, Texas	President of Venevision Studios LLC and Venevision Productions LLC., companies located in Miami, Florida dedicated to the production of television programs for the Hispanic population of the United States and the rest of the world

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 *(De Minimis Non-audit Services)*, or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	*Audit Fees*	*Audit Related Fees*	*Tax Fees*	*All Other Fees*
2009	56,750	960	NIL	NIL
2008	$48,000	$20,600	$17,950	NIL

Particulars of Other Matters to be Acted Upon

(a) CONSOLIDATION OF COMMON SHARES

Throughout 2009, the Company has been in financial difficulty. The Company has been unable to secure additional financing to sustain operations, and the Company's shares trade under the minimum requirement of $0.05 under the policies of the TSX Venture Exchange for any form of financing. The Company will require new financing to provide working capital to move forward. As part of the re-structuring of the Company, the Directors believe it to be in the best interests of the Company to be in a position to effect the consolidation of the issued and outstanding shares, on the basis of five (5) pre-consolidation Common Shares for one (1) post-consolidation Common share without par value.

As at December 30, 2009, a total of 109,774,536 Common Shares in the capital of the Company were issued and outstanding. Accordingly, if put into effect, a total of 21,954,907 Common Shares in the capital of the Company would be issued and outstanding following a consolidation at the ratio of five (5) pre-consolidation Common Shares for one (1) post-consolidation Common Share, assuming no other change in the issued capital.

In addition to the requisite shareholder approval being sought at the Meeting, any such consolidation also requires approval of all applicable regulatory authorities, including the TSX Venture Exchange. There is currently no maximum number of authorized Common Shares and, upon effecting the consolidation there will continue to be no maximum number of authorized Common Shares. This will be a share consolidation only. The Company does not intend to change its name in connection with the proposed consolidation of shares.

As set out in Section 83 of the *Business Corporations Act* (British Columbia), if any fractional shares are to be converted into whole Common Shares, each fractional Common Share remaining after consolidation that is less than one-half of a Common Share must be cancelled and each fractional common Share that is at least one-half of a Common Share must be changed to one (1) whole Common Share.

Any shareholder who, on the date this resolution is effected, is the holder of a number of Common Shares not divisible by 5, then in such event, the number of post-consolidated shares shall be converted to whole Common Shares.

Shareholders of the Company will be asked to approve by special resolution, the text of which is set out below subject to approval of the Directors and the TSX Venture Exchange, the consolidation of the Company's issued and outstanding Common Shares without par value on the basis of up to five (5) pre-consolidation Common Shares for one (1) post-consolidation Common Share in its authorized share structure.

"Resolved, as special resolutions that:

1. Subject to prior approval of the Directors, and subject to TSX Venture Exchange approval, the authorized share structure of the Company be altered by consolidating all of the issued and outstanding Common Shares without par value, of which 109,774,536 are issued, on the basis of five (5) pre-consolidation Common Shares to one (1) post-consolidation Common Share;

2. Any fractional Common Shares resulting from the consolidation of Common Shares shall be converted to whole Common Shares pursuant to Section 83 of the Business Corporations Act (British Columbia);

3. The Directors are hereby authorized, at any time in their absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders; and

4. Upon the date determined by the directors, the resolutions described herein shall be deposited at the Company's records' office:

These special resolutions will not be effective unless and until deposited at the Company's records office by direction of the Directors.

The Directors are in favour of the aforesaid resolutions as they will provide the Company with increased flexibility to seek additional financing opportunities. A share consolidation does not change a shareholder's proportionate interest in the Company.

The Directors recommend you vote in favour of the above special resolutions, which will be effected under the existing Articles of the Company.

A special resolution is a resolution passed by the shareholders of the Company at an extraordinary general meeting by a two-thirds (2/3) majority of the votes cast at the meeting in person or by proxy.

(b) STOCK OPTION PLAN

The Board has established an incentive stock option plan (the "Plan"). The purpose of the Plan is to attract and motivate the directors, officers and employees of the Company (and any of its subsidiaries), employees of any management company and consultants to the Company (collectively the "Optionees") and thereby advance the Company's interests by providing them an opportunity to acquire an equity interest in the Company through the exercise of stock options granted to them under the Option Plan. Additional information regarding the terms of the Plan are provided under "Compensation Discussion and Analysis – Share Option Plan" in this Information Circular.

The policies of the TSX Venture Exchange require stock option plans which reserve for issuance up to 10% of a listed corporation's shares at the time of grant (instead of a fixed number) be approved annually by its shareholders. That approval is being sought at the Meeting by way of an ordinary resolution. **Unless such authority is withheld, the persons named in the accompanying Proxy intend to vote in favour of this proposed resolution.**

Therefore, at the Meeting, shareholders will be asked to pass a resolution in the following form:

"UPON MOTION IT WAS RESOLVED that the Company approve and ratify, subject to regulatory approval,

1. the Plan pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares at the time of the grant, with a maximum of 5% of the Company's issued and outstanding shares being reserved to any one person on a yearly basis."

REPRICING OF INSIDER STOCK OPTIONS

Following the consolidation of common shares and subject to TSX Venture Exchange acceptance, the Directors wish to amend all outstanding stock options to accurately reflect the post-consolidation market price. The TSX Venture Exchange requires approval by ordinary resolution of the disinterested shareholders in order to amend any insiders' stock options. "Disinterested shareholders" mean any shareholders, who are not directors, officers or insiders of the Company or their associates or affiliates. Accordingly, at the Meeting, the disinterested shareholders will be asked to consider, and, if thought fit, to pass with or without amendment the following ordinary resolution of the disinterested shareholders:

"Resolved as an ordinary Resolution of the disinterested shareholders of the Company that:
If the post-consolidation exercise price of any of the following stock options is higher than the market price of the common shares of the Company on the TSX Venture Exchange on the trading day immediately following the effective date of consolidation, then the exercise price of stock options then held by insiders of the Company will be revised so that it will be the five-day trading average of the Company's shares commencing on the effective date of the consolidation."

Particulars of the stock options held by Insiders are tabled below:

Name of Insider and position	Number of pre-consolidation options (#)	Number of post-consolidation options	Pre-consolidation exercise price per share ($)	Unrevised Post-consolidation exercise price per share ($)	Option expiration date (m/d/y)
Kenneth Yurichuk, Director	200,000	40,000	0.25	1.25	April 12, 2012
	200,000	40,000			
Sargent H. Berner, Director	100,000 150,000 100,000	20,000 30,000 20,000	0.25 0.25 0.35	1.25 1.25 1.75	January 25, 2011 November 14, 2013 April 12, 2012
	350,000	70,000		1.25	
A. Darryl Drummond, Director	150,000 100,000	30,000 20,000	0.25 0.25	1.25 1.25	January 25, 2011 November 14, 2013
	250,000	50,000			
William J. Witte. Director	225,000 100,000	45,000 20,000	0.25 0.25	1.25 1.25	January 25, 2011 November 14, 2013
	325,000	65,000			
Stephen J. Wilkinson. Officer and Director	100,000 275,000 425,000	20,000 55,000 85,000	$0.25 $0.25 $0.35	1.25 1.25 1.75	July 18, 2011 December 20, 2012 April 12, 2012
	800,000	160,000			
Shannon M. Ross. Officer	50,000 75,000 100,000 175,000 100,000	10,000 15,000 20,000 35,000 20,000	$0.25 $0.25 $0.25 $0.35 $0.62	1.25 1.25 1.25 1.75 3.10	January 25, 2011 December 20, 2012 November 14, 2013 April 12, 2012 June 20, 2012
	500,000	100,000			
Juan Carlos Navas Diaz, Officer of subsidiary	100,000 50,000	20,000 10,000	$0.35 $0.62	1.75 3.10	April 12, 2012 June 20, 2012
	150,000	30,000			
Pedro Tinoco, Director	300,000	60,000	$0.35	1.75	April 12, 2012
	300,000	60,000			

Upon approval of the Option Plan by the shareholders, any options granted pursuant to the Option Plan will not require further shareholder or Exchange approval unless the exercise price is reduced or the expiry date is extended for an option held by an insider of the Company.

The full text of the Plan will be available for review at the Meeting.

Additional Information

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at (604) 687-4622 to request copies of the Company's financial statements and related MD&A.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year, which are filed on SEDAR and available at www.sedar.com.

Other Matters

Management of the Company is not aware of any matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The content of this Information Circular and its distribution to to shareholders has been approved by the Company's Board of Directors.

DATED at Vancouver, British Columbia, this 30th day of December, 2009.

"Stephen J. Wilkinson"
Stephen J. Wilkinson
Chairman, President & CEO

"Shannon M. Ross"
Shannon M. Ross, CA
Corporate Secretary & Chief Financial Officer

Schedule "A"

This Schedule "A" lists the participation of the directors in other reporting issuers.

Name of Director	Name of Reporting Issuer
Stephen J. Wilkinson	Director of the General Partner of Faircourt Resource Fund LP and the Faircourt Flow-Through 2009 LP, Emgold Mining Corporation and HMZ Metals Inc. Director and senior officer of Novadx Ventures Corp.
William J. Witte	Director of Emgold Mining Corporation
A. Darryl Drummond	Director of: Gold Port Resources Ltd. and Caerus Resources Corporation.
Sargent H. Berner	Director of: Aurizon Mines Ltd., , Cream Minerals Ltd., Sultan Minerals Inc., Cap-Link Ventures Ltd., Novadx Ventures Corp., Titan Logix Corp., Olivut Resources Ltd., Palo Duro Energy Inc., Enterprise Energy Resources Ltd., Pacific Ridge Exploration Ltd. and Thor Explorations Ltd. Director and senior officer of: Emgold Mining Corporation Director of the General Partner of: Canadian Small Cap Resource Fund ("CSCRF") 2005 No. 1, 2006 No.1 and 2006 No.2 Limited Partnerships.
Kenneth R. Yurichuk	Director of Mavrix Balanced Income and Growth Trust, Mavrix Fund Management Inc. and Novadx Ventures Corp. Director and senior officer of: Emgold Mining Corporation Director or senior officer of an insider of: Mavrix Resource Fund 2004 – II Limited Partnership, Mavrix Resource Fund 2004 Limited Partnership and Mavrix Explore 2006 – 1 FT Limited Partnership

Schedule "B"

Item 1 VALGOLD RESOURCES LTD.

1.1 *BOARD OF DIRECTORS MANDATE*

(1) Board's Purpose

The duties and responsibilities of Directors follow from applicable corporate laws, as well as those duties and responsibilities generally agreed and approved by the Board of Directors. The intent is that the duties and responsibilities guide the Board in complying with all applicable Canadian and U.S. legal and regulatory requirements.

Directors are accountable to the shareholders of the Company.

(2) Board's Mandate

The Board of Directors shall further the objectives of the Company by directing, supervising and otherwise reviewing and approving the stewardship of the Company.

All material transactions must be reviewed and approved by the Board prior to implementation. Any responsibility that is not delegated to senior management or a Board committee remains with the full Board. One of the Board's responsibilities is to review and, if thought fit, to approve opportunities as presented by management and to provide guidance to management. The Board relies on management for the preparation of periodic reports, and to provide the support and information necessary to enable the Board to fulfill its obligations effectively.

The Board has the responsibility to participate with management in developing and approving the mission of the business, its objectives and goals, the strategic plans arising therefrom, and monitoring subsequent performance against said plans. Strategic issues are reviewed with management and addressed by the full Board at regularly scheduled Board meetings and at meetings specifically called for this purpose. The Board's strategic planning process involves having regular Board meetings to review reports on the Company's operations, exploration and development programs, and permits meeting with management on a regular basis, and reviewing business opportunities as presented by management.

The Board also meets to: plan for the future growth of the Company; identify risks of the Company's business, thus ensuring the implementation of appropriate systems to manage these risks; monitor senior management; and ensure timely disclosure of material transactions through the issuance of news releases and financial statements. The Board reviews financial performance quarterly. Frequency of meetings as well as the nature of agenda items changes depending upon the state of the Company's affairs and in light of opportunities or risks which the Company faces. When necessary and appropriate, issues may be approved and adopted by the Board by way of written resolutions.

(3) Composition

The Board of Directors shall be comprised with a majority of individuals who qualify as "unrelated" directors.

In deciding whether a particular Director is a "related Director" or an "unrelated Director", the Board of Directors shall examine the factual circumstances of each Director and consider them in the context of factors considered to be relevant.

Under the TSX Guidelines, an "unrelated director" means a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.

Under the TSX Guidelines, a "significant shareholder" means a shareholder with the ability to exercise a majority of the votes for the election of the board of directors. The Board considers that it is constituted with an appropriate number of directors who are not related to either the corporation or a significant shareholder.

(4) Independence from Management

All committees of the Board shall be made up of a majority of non-management directors.

The Company's Executive Compensation and Corporate Governance Committee and Audit Committee are authorized to approve, in circumstances that they consider appropriate, the engagement of outside advisers at the Company's expense.

(5) Specific Responsibilities and Duties

The Board's mandate includes the following duties and responsibilities:

1. Reviewing and approving any proposed changes to the Company's memorandum or articles.

2. Be responsible for, and take appropriate action with respect to, any take-over bid, proposed merger, amalgamation, arrangement, acquisition of all or substantially all of the assets or any similar form of business combination, including the approval of any agreements, circulars or other documents in connection therewith.

3. Approving payment of distributions to shareholders.

4. Approving any offerings, issuances or repurchases of share capital or other securities.

5. Approving the establishment of credit facilities and any other long-term commitments.

6. Selecting and appointing, evaluation of and (if necessary) termination of the CEO and CFO, and approving the hiring of any other senior executive or officer.

7. Succession planning and other human resource issues. The appointment of all corporate officers requires Board authorization.

8. Approving the compensation of the senior executive officers, including performance bonus plans and stock options.

9. Adopting a strategic planning process, approving strategic plans, and monitoring performance against plans.

10. Reviewing and approving annual operational budgets, capital expenditures and corporate objectives, and monitoring performance on each of the above.

11. Reviewing policies and procedures to identify business risks, and ensure that systems and actions are in place to monitor them.

12. Reviewing policies and processes to ensure that the Company's internal control and management information systems are operating properly.

13. Approving the financial statements and MD&A, and making a recommendation to shareholders for the appointment of auditors.

14. Approving the Company's code of business ethics, which includes a communications policy for the Company, and monitoring its application.

15. Assessing the contribution of the Board, committees and all directors annually, and planning for succession of the Board.

16. Arranging formal orientation programs for new directors, where appropriate.

(6) Directors' Remuneration and Expenses

The directors' remuneration is fixed by the Board upon the recommendation of the Executive Compensation and Corporate Governance Committee. The Directors are also entitled to be reimbursed for reasonable traveling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof or in connection with their services as Directors.

(7) Board Meetings Process

The powers of the Board may be exercised at a meeting for which notice has been given and at which a quorum is present or, in appropriate circumstances, by resolution in writing signed by all the directors.

Responsibility for Convening

Regular meetings of the Directors may be called and held at such time and at such place as the Board may by resolution from time to time determine. Any Director may call a meeting of the Board at any time.

Notice of Meeting

Reasonable notice of the time and place of each meeting shall be given by mail or by telephone or any other method of transmitting legibly recorded messages. A notice of meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified.

Quorum

The quorum for the transaction of business at any meeting of the Board shall be a majority of directors or such other number of Directors as the Board may from time to time determine according to the articles of the Company.

Chairman

The Chairman of the board shall be elected annually at the first meeting of the Directors following the shareholders meeting.

Voting

At all meetings of the Board every resolution shall be decided by a majority of the votes cast on the resolution and in case of any equality of votes, the Chairman has a second or casting vote.

Order of Business

The Board shall endeavour to conduct its business effectively and efficiently. Accordingly, it shall be normal procedure to provide Directors with the agenda and materials at least five business days ahead of time in order that they may arrive at the meeting fully prepared.

Board meetings shall normally proceed as follows:

1. Review and approval of the minutes of the preceding meeting;

2. Business arising from the previous minutes;

3. Reports of committees;

4. President's report, financial and operational reports;

5. Other business;

6. Setting the date and time of the next meeting; and

7. Adjournment.

Minutes of the meetings

A secretary should be named for each Board and committee meeting and minutes should be circulated at the latest one month after such meeting. Minutes of the committees meetings will be given to each Board member.

This Board of Directors Mandate was adopted by the Board of Directors of ValGold Resources Ltd. effective November 30, 2005.

ANNUAL REQUEST FOR FINANCIAL STATEMENTS AND MD&A

NOTICE TO SHAREHOLDERS OF VALGOLD RESOURCES LTD.

In accordance with National Instrument No. 54-102, *Continuous Disclosure Obligations*, a reporting issuer must send annually a request form to the registered holders and beneficial owners of its securities that allows the registered holders and beneficial owners to request a copy of the reporting issuer's annual financial statements and management discussion & analysis, interim financial statements and management discussion & analysis, or both. If you wish to receive any or all of these materials, please complete and return this form to:

VALGOLD RESOURCES LTD.
1400 – 570 Granville Street
Vancouver, British Columbia, V6C 3P1
Attention: Shareholder Communications

TO: VALGOLD RESOURCES LTD.

The undersigned certifies that he/she/it is a registered holder and/or beneficial owner of securities (other than debt instruments) of **ValGold Resources Ltd.** ("ValGold") and requests that he/she/it be placed on the ValGold's Financial Statement Mailing List in order to receive ValGold's (**check one or both**):

☐ Fiscal 2010 Annual Financial Statements and related Management Discussion and Analysis

☐ Fiscal 2010 Interim Financial Statements and related Management Discussion and Analysis

____
Name of Registered/Non-Registered Shareholder - Please Print

____
Address/City/Province/Postal Code

Preferred Method of Communication (check one): ☐ Mail ☐ E-mail

____
E-mail Address (if applicable)

______________________ ______________________
Signature Date

Delivery of information provided for in this form to ValGold will be deemed to be consent to ValGold to collect such information and use it for the purpose stated above. You will be further deemed to have consented to ValGold disclosing such information to third party providers who provide, from time to time, mail and delivery services to ValGold.

VALGOLD RESOURCES LTD.

Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General and Extraordinary Meeting to be held on February 3, 2010

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. *If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).***
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 2:00 p.m. (PST) on Monday, February 1, 2010.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!


To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free


To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**





Appointee(s)

Management Appointees are: Stephen J. Wilkinson, or failing this person, **Sargent H. Berner**, or failing this person, **Shannon M. Ross**,

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our appointee to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual General and Extraordinary Meeting of shareholders of **ValGold Resources Ltd.** to be held at 1400 – 570 Granville Street, Vancouver, British Columbia, Canada, on February 3, 2010 at 2:00 p.m. PST and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Stephen J. Wilkinson	☐	☐	02. Sargent H. Berner	☐	☐	03. A. Darryl Drummond	☐	☐
04. Kenneth R. Yurichuk	☐	☐	05. William J. Witte	☐	☐			

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	For	Withhold
2. **Appointment of Auditors** To authorize the appointment of PricewaterhouseCoopers LLP as Auditors of the Company for the ensuing year.	☐	☐

	For	Against
3. **Remuneration of Auditors** To authorize the Directors to fix the remuneration of the Auditors.	☐	☐

	For	Against
4. **Consolidation of Common Shares** To pass a special resolution, subject to approval of the TSX Venture Exchange, to consolidate the Company's issued and outstanding Common Shares without par value on the basis of five (5) pre-consolidation Common Shares to one (1) post-consolidation Common Share.	☐	☐

	For	Against
5. **Stock Option Plan** To pass an ordinary resolution to approve and ratify the Company's 10% Rolling Stock Option Plan, as more particularly described in the Information Circular.	☐	☐

	For	Against
6. **Re-price Stock Options** To pass an ordinary resolution of the disinterested shareholders of the Company to approve a re-pricing of the stock options then held by insiders of the Company to the five-day trading average following the effective date of consolidation.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

DD / MM / YY

Should you wish to receive a legal proxy, refer to Note #8 on reverse.



080989 AR0 VLGQ



VALGOLD RESOURCES LTD.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Voting Instruction Form ("VIF") - Annual General and Extraordinary Meeting to be held on February 3, 2010

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by Management, as proxyholder of the registered holder, in accordance with your instructions.
2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. **If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting or any adjournment or postponement thereof, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).**
4. **This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.**
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to you.
6. **When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.**
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the Notice of Meeting or other matters as may properly come before the meeting or any adjournment or postponement thereof.
8. Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail. Please remember that a legal proxy is subject to all terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.
9. Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.
10. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
11. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
12. This VIF should be read in conjunction with the accompanying documentation provided by Management.

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VIFs submitted must be received by 2:00 p.m. (PST) on Monday, February 1, 2010.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!



To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-734-VOTE (8683) Toll Free



To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

18DE09110.NOBO.E.SEDAR/000001/000001/i




Appointee(s)

Management Appointees are: Stephen J. Wilkinson, or failing this person, **Sargent H. Berner**, or failing this person, **Shannon M. Ross**,

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our appointee to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual General and Extraordinary Meeting of shareholders of **ValGold Resources Ltd.** to be held at 1400 – 570 Granville Street, Vancouver, British Columbia, Canada, on February 3, 2010 at 2:00 p.m. PST and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold
01. Stephen J. Wilkinson	☐	☐	02. Sargent H. Berner	☐	☐	03. A. Darryl Drummond	☐	☐
04. Kenneth R. Yurichuk	☐	☐	05. William J. Witte	☐	☐			

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	For	Withhold
2. **Appointment of Auditors** To authorize the appointment of PricewaterhouseCoopers LLP as Auditors of the Company for the ensuing year.	☐	☐

	For	Against
3. **Remuneration of Auditors** To authorize the Directors to fix the remuneration of the Auditors.	☐	☐
4. **Consolidation of Common Shares** To pass a special resolution, subject to approval of the TSX Venture Exchange, to consolidate the Company's issued and outstanding Common Shares without par value on the basis of five (5) pre-consolidation Common Shares to one (1) post-consolidation Common Share.	☐	☐
5. **Stock Option Plan** To pass an ordinary resolution to approve and ratify the Company's 10% Rolling Stock Option Plan, as more particularly described in the Information Circular.	☐	☐
6. **Re-price Stock Options** To pass an ordinary resolution of the disinterested shareholders of the Company to approve a re-pricing of the stock options then held by insiders of the Company to the five-day trading average following the effective date of consolidation.	☐	☐

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

DD / MM / YY

Should you wish to receive a legal proxy, refer to Note #8 on reverse.



080989 AR0 VLGQ

